AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1998
                                                     REGISTRATION NO. 333-67897

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO




                                   FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                                ---------------
                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)


            NORTH CAROLINA                            6060                      56-0939887
      (State or other jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
   of incorporation or organization)      Classification Code Number)    Identification Number)

                            200 WEST SECOND STREET
                      WINSTON-SALEM, NORTH CAROLINA 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)


                                ---------------
                            JERONE C. HERRING, ESQ.
                       200 WEST SECOND STREET, 3RD FLOOR
                      WINSTON-SALEM, NORTH CAROLINA 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                 THE COMMISSION IS REQUESTED TO SEND COPIES OF
                            ALL COMMUNICATIONS TO:

              DOUGLAS A. MAYS                           R. GORDON SMITH
    WOMBLE CARLYLE SANDRIDGE & RICE, PLLC     MCGUIRE, WOODS, BATTLE & BOOTHE LLP
           3300 ONE FIRST UNION CENTER                901 EAST CARY STREET
     CHARLOTTE, NORTH CAROLINA 28202-6025        RICHMOND, VIRGINIA 23219-4030

                                ---------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]



                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                     SCOTT & STRINGFELLOW FINANCIAL, INC.
                              909 EAST MAIN STREET
                           RICHMOND, VIRGINIA 23219


                                                               DECEMBER 9, 1998


Dear Shareholders:


     You are cordially invited to attend the annual meeting of shareholders (the "Meeting") of Scott & Stringfellow Financial, Inc. ("Scott & Stringfellow") to be held on Wednesday, January 13, 1999 at 4:30 p.m., Eastern Time, at the Omni Hotel, located at 100 South 12th Street, Richmond, Virginia. At the Meeting, you will be asked to consider and vote on proposals (i) to approve the Amended and Restated Agreement and Plan of Reorganization dated as of September 16, 1998 (the "Merger Agreement") between Scott & Stringfellow and BB&T Corporation, a North Carolina corporation ("BB&T"), and a related Plan of Merger (the "Plan of Merger"). Pursuant to the Merger Agreement and the Plan of Merger, Scott & Stringfellow will merge with and into BB&T (the "Merger"), and each share of common stock of Scott & Stringfellow ("Scott & Stringfellow Common Stock") outstanding immediately prior thereto will be converted into the right to receive one share of common stock of BB&T ("BB&T Common Stock") as set forth in the Merger Agreement and the Plan of Merger. BB&T will be the surviving corporation in the Merger, and shareholders of Scott & Stringfellow will become shareholders of BB&T.

     Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement and the Plan of Merger by the Scott & Stringfellow shareholders, approval of the Merger by various regulatory agencies and satisfaction or waiver of certain other contractual conditions. It is also a condition to the Merger that the exchange of BB&T Common Stock solely for shares of Scott & Stringfellow Common Stock will be a reorganization for federal income tax purposes, with the result that holders of Scott & Stringfellow Common Stock who receive BB&T Common Stock pursuant to the Merger generally will not recognize gain or loss for such purposes.

     In addition to considering the Merger Agreement and the Plan of Merger at the Meeting, you will be asked (i) to elect four directors for terms expiring at the earlier of the effective time of the Merger, the date of the 2001 annual meeting of Scott & Stringfellow shareholders or such time as their respective successors are elected and qualified, (ii) to ratify the selection by the Board of Directors of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants for the fiscal year ending June 25, 1999 if the Merger is not consummated and (iii) to transact such other business as may be properly brought before the Meeting or at any and all adjournments or postponements thereof.

     THE ENCLOSED NOTICE OF MEETING AND PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION CONCERNING THE MEETING AND THE PROPOSED MERGER, INCLUDING DETAILS AS TO THE DETERMINATION OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER. PLEASE CAREFULLY READ THESE MATERIALS AND THOROUGHLY CONSIDER THE INFORMATION CONTAINED IN THEM.

     Whether or not you plan to attend the Meeting, you are urged to complete, sign, date and promptly return the enclosed proxy card to assure that your shares will be voted at the Meeting. If you attend the Meeting, you may vote in person regardless of whether you have previously submitted a proxy. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE PLAN OF MERGER.

     THE BOARD OF DIRECTORS OF SCOTT & STRINGFELLOW UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE PLAN OF MERGER AND BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF SCOTT & STRINGFELLOW. ACCORDINGLY, THE BOARD OF DIRECTORS OF SCOTT & STRINGFELLOW UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF SCOTT & STRINGFELLOW VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE PLAN OF MERGER. THE BOARD OF DIRECTORS OF SCOTT & STRINGFELLOW ALSO RECOMMENDS THAT SHAREHOLDERS OF SCOTT & STRINGFELLOW VOTE "FOR" THE PROPOSED SLATE OF DIRECTORS AND "FOR" RATIFICATION OF KPMG PEAT MARWICK LLP AS SCOTT & STRINGFELLOW'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 25, 1999.


                                        Sincerely,




                                        S. BUFORD SCOTT
                                        CHAIRMAN OF THE BOARD




                                        JOHN SHERMAN, JR.
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

                     SCOTT & STRINGFELLOW FINANCIAL, INC.
                              909 EAST MAIN STREET
                            RICHMOND, VIRGINIA 23219
                       ---------------------------------
                       NOTICE OF MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 13, 1999
                       ---------------------------------
TO THE SHAREHOLDERS OF SCOTT & STRINGFELLOW FINANCIAL, INC.:

     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of Scott & Stringfellow Financial, Inc., a Virginia corporation ("Scott & Stringfellow"), will be held at the Omni Hotel, located at 100 South 12th Street, Richmond, Virginia, on Wednesday, January 13, 1999 at 4:30 p.m., Eastern Time, for the following purposes:

   1. MERGER. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Reorganization dated as of September 16, 1998 (the "Merger Agreement") between Scott & Stringfellow and BB&T Corporation, a North Carolina corporation ("BB&T"), and a related Amended and Restated Plan of Merger (the "Plan of Merger"), pursuant to which Scott & Stringfellow will merge with and into BB&T (the "Merger"), and each share of common stock of Scott & Stringfellow outstanding immediately prior thereto will be converted into the right to receive one share of common stock of BB&T. A copy of the Merger Agreement and the Plan of Merger set forth therein is attached to the accompanying Proxy Statement/Prospectus as Appendix A.

   2. ELECTION OF DIRECTORS. To elect four directors for terms expiring at the earlier of the effective time of the Merger, the date of the 2001 annual meeting of Scott & Stringfellow shareholders or such time as their respective successors are elected and qualified.

   3. RATIFICATION OF INDEPENDENT ACCOUNTANTS. To ratify the selection by the Board of Directors of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants for the fiscal year ending June 25, 1999 if the Merger is not consummated.

   4. To transact such other business as may be properly brought before the Meeting or at any and all adjournments or postponements thereof.

     Shareholders of Scott & Stringfellow of record at the close of business on December 2, 1998 are entitled to notice of and to vote at the Meeting. You are cordially invited to attend the Meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                        BY ORDER OF THE BOARD OF DIRECTORS




                                        DAVID PLAGEMAN
                                        SECRETARY

Richmond, Virginia

December 9, 1998



PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE PLAN OF MERGER. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                        ANNUAL MEETING OF SHAREHOLDERS


                            MERGER PROPOSAL - YOUR
                            VOTE IS VERY IMPORTANT

The Board of Directors of Scott & Stringfellow Financial, Inc. has unanimously approved a merger combining Scott & Stringfellow and BB&T Corporation. The merger will join Scott & Stringfellow's strengths as a regional brokerage and investment banking firm with BB&T's position as a leading commercial bank in the Carolinas and Virginia to enable the combined company to offer its customers a broad range of financial products and services.

At the annual meeting, Scott & Stringfellow shareholders will consider and vote on the merger agreement. Your Board of Directors has determined that the merger is fair to Scott & Stringfellow shareholders and is in their best interests. THE BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. No vote of the BB&T shareholders is required to approve the merger agreement.

The affirmative vote of the holders of more than two-thirds of the outstanding shares of Scott & Stringfellow common stock is required to approve the merger agreement. THE MERGER CANNOT BE COMPLETED UNLESS HOLDERS OF SCOTT & STRINGFELLOW COMMON STOCK APPROVE IT. Scott & Stringfellow shareholders will also elect four directors and vote on the board's selection of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants.



If the merger is completed, Scott & Stringfellow shareholders will receive one share of BB&T common stock for each share of Scott & Stringfellow common stock. On December 2, 1998, the closing price of BB&T common stock was $38.56 and the closing price of Scott & Stringfellow common stock was $37.25. These prices will, however, fluctuate between now and the merger.


The date, time and place of the Meeting are:

        JANUARY 13, 1999
        4:30 P.M.
        OMNI HOTEL
        100 SOUTH 12TH STREET
        RICHMOND, VIRGINIA 23219

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. You can also obtain other information about Scott & Stringfellow and BB&T from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

Whether or not you plan to attend the meeting, if you are a holder of Scott & Stringfellow common stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the approval and adoption of the merger agreement. IF YOU FAIL TO RETURN YOUR CARD OR VOTE IN PERSON, THE EFFECT WILL BE A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT. YOUR VOTE IS VERY IMPORTANT. You can revoke your proxy by writing to Scott & Stringfellow's Secretary any time before the meeting or by attending the meeting and voting in person.

ON BEHALF OF THE BOARD OF DIRECTORS OF SCOTT & STRINGFELLOW, WE URGE YOU TO VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

S. BUFORD SCOTT           JOHN SHERMAN, JR.                       FREDERIC SCOTT BOCOCK
Chairman                  President and Chief Executive Officer   Vice Chairman

Neither the Securities and Exchange Commission nor any state securities regulators have approved the BB&T common stock to be issued in the merger or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated December 3, 1998 and was first mailed to shareholders of Scott & Stringfellow on or about December 9, 1998.

                               TABLE OF CONTENTS


SUMMARY ............................................................................   1
MEETING OF SHAREHOLDERS ............................................................   8
 General ...........................................................................   8
 Record Date, Voting Rights and Vote Required ......................................   8
 Voting and Revocation of Proxies ..................................................   8
 Solicitation of Proxies ...........................................................   9
 Recommendations of the S&S Board ..................................................   9
THE MERGER .........................................................................  10
 General ...........................................................................  10
 Background of the Merger ..........................................................  10
 Reasons for the Merger ............................................................  11
 Opinion of Scott & Stringfellow's Financial Advisor ...............................  12
 Exchange Ratio ....................................................................  16
 Exchange of Scott & Stringfellow Common Stock Certificates ........................  16
 The Merger Agreement ..............................................................  16
 Interests of Certain Persons in the Merger ........................................  20
 Regulatory Considerations .........................................................  23
 Certain Federal Income Tax Consequences of the Merger .............................  24
 Accounting Treatment ..............................................................  25
 The Option Agreement ..............................................................  25
 Effect on Employees, Employee Benefit Plans and Stock Options .....................  27
 Restrictions on Resales by Affiliates .............................................  29
INFORMATION ABOUT BB&T .............................................................  29
 General ...........................................................................  29
 Subsidiaries ......................................................................  29
 Acquisitions ......................................................................  30
 Capital ...........................................................................  31
 Deposit Insurance Assessments .....................................................  31
INFORMATION ABOUT SCOTT & STRINGFELLOW .............................................  32
DESCRIPTION OF BB&T CAPITAL STOCK ..................................................  32
 General ...........................................................................  32
 BB&T Common Stock .................................................................  32
 BB&T Preferred Stock ..............................................................  32
 Shareholder Rights Plan ...........................................................  33
 Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws ....................  35
COMPARISON OF SHAREHOLDERS' RIGHTS .................................................  35
 Authorized Capital Stock ..........................................................  35
 Special Meetings of Shareholders and Action by Shareholders without a Meeting .....  36
 Directors .........................................................................  36
 Dividends and Other Distributions .................................................  36
 Notice of Shareholder Nominations and Shareholder Proposals .......................  37
 Exculpation and Indemnification ...................................................  37
 Mergers, Share Exchanges and Sales of Assets ......................................  37
 Anti-takeover Statutes ............................................................  38
 Amendments to Articles of Incorporation and Bylaws ................................  39
 Shareholders' Rights of Dissent and Appraisal .....................................  39
 Liquidation Rights ................................................................  40
ELECTION OF DIRECTORS ..............................................................  41

CERTAIN INFORMATION CONCERNING THE S&S BOARD AND ITS COMMITTEES .......................... 42
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS .............................. 43
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT ........................................ 43
EXECUTIVE COMPENSATION ................................................................... 44
STOCK PERFORMANCE GRAPH .................................................................. 47
CERTAIN TRANSACTIONS ..................................................................... 48
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ................................................. 48
SHAREHOLDER PROPOSALS .................................................................... 48
OTHER MATTERS THAT MAY COME BEFORE THE MEETING ........................................... 49
ANNUAL REPORTS ........................................................................... 49
LEGAL MATTERS ............................................................................ 49
EXPERTS .................................................................................. 49
WHERE YOU CAN FIND MORE INFORMATION ...................................................... 49
 Appendix A -- Amended and Restated Agreement and Plan of Reorganization and Amended and
               Restated Plan of Merger

 Appendix B -- Opinion of Scott & Stringfellow, Inc.

                                    SUMMARY

     This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

THE COMPANIES

BB&T CORPORATION (PAGE 29)
200 West Second Street
Winston-Salem, NC 27101
(336) 733-2000

BB&T Corporation is a multi-bank holding company with more than $32.2 billion in assets. It is the sixth largest bank holding company in the Southeast, and through its banking subsidiaries operates 512 branch offices in the Carolinas, Virginia and Washington D.C. BB&T ranks first in deposit market share in North Carolina and third in South Carolina, maintains a significant market presence in Richmond and in the Tidewater region of Virginia and recently established a presence in Maryland and in Washington, D.C.

SCOTT & STRINGFELLOW FINANCIAL, INC. (PAGE 32)
909 East Main Street
Richmond, VA 23219
(804) 643-1811

Scott & Stringfellow Financial, Inc., a Virginia corporation incorporated in 1984, is the holding company for a full-service securities firm founded in 1893 that operates 31 offices in Virginia, West Virginia and the Carolinas.

THE MEETING (PAGE 8)

We will hold our annual shareholders' meeting at 4:30 p.m. on Wednesday, January 13, 1999 at the Omni Hotel, 100 South 12th Street, Richmond, Virginia. At the meeting, you will vote on the merger agreement. You will also elect four directors, vote on the Board's selection of KPMG Peat Marwick as Scott & Stringfellow's independent auditors and conduct any other business that properly arises.

THE MERGER (PAGE 10)

We have attached the merger agreement and the related plan of merger (Appendix
A) at the back of this Proxy Statement/Prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

In the merger, Scott & Stringfellow will merge into BB&T, and Scott & Stringfellow's subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. The merger requires the approval of the holders of more than two-thirds of the Scott & Stringfellow common stock. If we obtain this approval, we currently expect to complete the merger in January 1999.

WHAT SCOTT & STRINGFELLOW SHAREHOLDERS WILL RECEIVE IN THE MERGER (PAGE 16)

If the merger is completed, you will receive one share of BB&T common stock for each share of Scott & Stringfellow stock you own. There are no fractional shares of Scott & Stringfellow stock outstanding, and BB&T will not issue any fractional shares of BB&T common stock in the merger. Because the market price of BB&T stock fluctuates, you will not know when you vote what the shares will be worth when issued in the merger.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 24)

In the merger, Scott & Stringfellow shareholders generally will not recognize gain or loss for federal income tax purposes. TAX MATTERS ARE COMPLICATED, AND TAX RESULTS MAY VARY AMONG SHAREHOLDERS. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

REQUIRED VOTE (PAGE 8)


Approval of the merger agreement requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Scott & Stringfellow common stock. Your failure to vote will have the effect of a vote against approval of the merger agreement. Certain directors and executive officers of Scott & Stringfellow together own about 23.8% of the shares entitled to be cast at the meeting, and have agreed to vote their shares in favor of the merger.


Brokers who hold shares of Scott & Stringfellow common stock as nominees will not have authority to vote such shares with respect to the merger unless shareholders provide voting instructions.

The merger does not require the approval of BB&T's shareholders.

RECORD DATE AND VOTING RIGHTS (PAGE 8)

If you owned shares of Scott & Stringfellow common stock at the close of business on December 2, 1998, the Record Date, you are entitled to vote on the merger agreement and other matters at the meeting.


On the Record Date, there were 3,516,446 shares of Scott & Stringfellow common stock outstanding. You will have one vote at the meeting for each share of Scott & Stringfellow common stock you own on the Record Date.

RECOMMENDATION TO SCOTT & STRINGFELLOW SHAREHOLDERS (PAGE 9)

The Scott & Stringfellow Board of Directors believes that the merger is in the best interests of Scott & Stringfellow shareholders and unanimously recommends that the shareholders vote "FOR" approval of the merger agreement. The Scott & Stringfellow Board of Directors believes the merger will create a company able to offer a broader range of financial services and products to its customers and will benefit shareholders by helping the combined company increase market share and remain competitive in its industry, which is rapidly consolidating.

OPINION OF SCOTT & STRINGFELLOW'S FINANCIAL ADVISOR (PAGE 12)

Scott & Stringfellow's brokerage subsidiary has acted as Scott & Stringfellow's financial advisor in connection with the merger and has given its opinion to the Scott & Stringfellow Board of Directors that, as of the date of the opinion, the consideration to be received by the Scott & Stringfellow shareholders in the merger is fair from a financial point of view. The full text of the opinion is attached as Appendix B to this Proxy
Statement/Prospectus. You are encouraged to read the entire opinion.

INTERESTS OF MANAGEMENT IN THE MERGER (PAGE 20)

When considering the recommendation of the Scott & Stringfellow Board of Directors, you should be aware that certain Scott & Stringfellow directors and officers may have interests in the merger that differ from the interests of Scott & Stringfellow shareholders generally.

Scott & Stringfellow President and CEO John Sherman, Jr. and three other members of management will have employment agreements with BB&T for up to five years. These agreements will provide severance payments and other benefits if there is a change in control of BB&T. In addition, some of the directors of Scott & Stringfellow will be directors of BB&T's brokerage subsidiary. Also, BB&T will create a "retention pool" of $15 million worth of BB&T common stock that will be distributed to Scott & Stringfellow management and employees over the next three and one-half years.

The Board of Directors of Scott & Stringfellow was aware of these and other interests and considered them before approving and adopting the merger agreement.

CONDITIONS TO THE MERGER (PAGE 17)

Certain conditions, including the following, must be met for us to complete the merger:

(1)   approval of the merger agreement by Scott & Stringfellow shareholders;

(2) the absence of legal restraints that prevent the completion of the merger;

(3)   receipt of required regulatory approvals; and

(4)   receipt of a legal opinion concerning the tax consequences of the merger.


TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT (PAGE 19)

We can agree at any time to terminate the merger agreement without completing the merger. Either company can also terminate the merger agreement in certain other circumstances, including the following:

(1) the merger is not completed by March 31, 1999 and the company that wants to terminate the merger agreement is not at that time in breach of it in a material way;

(2)   the required regulatory approvals are not obtained;

(3) Scott & Stringfellow shareholders do not approve and adopt the merger agreement at the shareholders' meeting; or

(4) the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement so as to allow the other party to terminate.

We can generally agree to amend the merger agreement but, after the shareholders' meeting, we cannot decrease the consideration that you will receive in the merger. Either party can generally waive any of the requirements of the merger agreement, except that neither party can waive any required regulatory approval.

OPTION AGREEMENT (PAGE 25)

In connection with the merger agreement, Scott & Stringfellow granted to BB&T a stock option that allows BB&T to buy up to 19.9% of Scott & Stringfellow's common stock. The exercise price of the option is $26.75 per share. BB&T can exercise the option only if specific events take place. These events generally relate to a competing transaction involving a proposed acquisition of Scott & Stringfellow. As of the date of this document, we do not believe any event of that kind has occurred. The option could have the effect of discouraging other companies that might want to combine with or acquire Scott & Stringfellow.

REGULATORY CONSIDERATIONS (PAGE 23)

We cannot complete the merger without the approval of the Board of Governors of the Federal Reserve System. We received such approval from the Federal Bank of Richmond under delegated authority on November 16, 1998.

In addition, other regulators must approve or receive notice of the merger. We have made or shortly will make all of the required filings with these regulatory authorities.

While we believe that all required regulatory approvals will be received in a timely manner, we cannot be certain when or if we will obtain them.

ACCOUNTING TREATMENT (PAGE 25)

BB&T will account for the merger as a purchase. This means generally that BB&T will record the assets and liabilities of Scott & Stringfellow at their fair market values at the time of the merger. BB&T will record any excess of the consideration that it pays in the merger over such fair market values as goodwill.

NO APPRAISAL RIGHTS (PAGE 38)

Under Virginia law, you have no right to an appraisal of your shares in connection with the merger.

COMPARATIVE PER COMMON SHARE MARKET PRICE INFORMATION (PAGE 7)


Scott & Stringfellow common stock is listed on the Nasdaq National Market, and BB&T common stock is listed on the New York Stock Exchange. On August 7, 1998, the last full trading day before public announcement of the proposed merger, Scott & Stringfellow common stock closed at $28.75 and BB&T common stock closed at $34.44. On December 2, 1998, Scott & Stringfellow common stock closed at $37.25 and BB&T common stock closed at $38.56.


BB&T DIVIDEND POLICY FOLLOWING THE MERGER

BB&T currently pays quarterly dividends of $.175 per share of common stock. BB&T expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, BB&T's financial condition and earnings or other factors.

LISTING OF BB&T STOCK

BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

COMPARATIVE MARKET PRICES AND DIVIDENDS

     BB&T common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BBK." Scott & Stringfellow common stock is included in the Nasdaq National Market under the symbol "SCOT." The following table sets forth, for the periods indicated, the high and low closing sales price of BB&T and Scott & Stringfellow common stock on the NYSE Composite Transactions List and the Nasdaq National Market, respectively, and cash dividends paid per share. The prices do not include retail markups, markdowns or commissions and, in the case of BB&T, reflect a 2-for-1 stock split effective August 3, 1998.




                                                 BB&T                                 SCOTT & STRINGFELLOW
                               ----------------------------------------   ---------------------------------------------
                                                                CASH                                          CASH
                                   HIGH            LOW        DIVIDEND        HIGH            LOW         DIVIDEND(1)
                               ------------   ------------   ----------   ------------   ------------   ---------------
  Quarter Ended
   March 31, 1998               $   33.84      $   29.03      $   .155     $   26.25      $   20.25        $   .09
   June 30, 1998                    34.06          32.03          .155         26.00          22.25            .10
   September 30, 1998               36.03          28.00          .175         33.38          23.63            .30 (2)
   December 31, 1998                39.44          27.31          .175         38.88          24.13             --
      (through December 2, 1998)
  Quarter Ended
   March 31, 1997                   20.38          17.63          .135         17.33          12.83            .08
   June 30, 1997                    23.56          17.88          .135         20.00          13.50            .09
   September 30, 1997               27.56          22.66          .155         26.25          17.75            .09
   December 31, 1997                32.50          25.97          .155         29.75          25.25            .09
      For year 1997                 32.50          17.63          .58          29.75          12.83            .35
  Quarter Ended
   March 31, 1996                   14.88          12.94          .115          9.83           9.00            .07
   June 30, 1996                    15.88          14.44          .115         12.33           9.17            .08
   September 30, 1996               16.94          14.31          .135         12.33          11.33            .08
   December 31, 1996                18.38          16.69          .135         12.83          11.67            .08
      For year 1996                 18.38          12.94          .50          12.83           9.00            .31


(1) The merger agreement restricts Scott & Stringfellow's ability to pay dividends on its common stock. See "THE MERGER -- The Merger Agreement" on page 16.

(2) Includes a special cash dividend of $.20 per share declared on September 22, 1998 and paid on October 15, 1998.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical financial information has been derived from historical consolidated financial statements of BB&T and Scott & Stringfellow, respectively, and should be read in conjunction with such historical consolidated financial statements, and the notes thereto, which are incorporated herein by reference. Results of BB&T for the nine months ended September 30, 1998 and results of Scott & Stringfellow for the three months ended September 25, 1998, are not necessarily indicative of results expected for the entire year. All adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results of interim periods have been included. On June 23, 1998, BB&T declared a 2-for-1 stock split which was effected by the issuance of a 100% stock dividend on August 3, 1998.


     BB&T

     The following table sets forth certain consolidated financial data of BB&T for the five years ended December 31, 1997, and the nine months ended September 30, 1998 and September 30, 1997. This consolidated financial data has been restated to include the accounts of Life Bancorp, Inc. and Franklin Bancorporation, Inc., both of which were acquired by BB&T during 1998 in transactions accounted for as poolings of interests. The information is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated herein by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49.

                                BB&T CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (Dollars in thousands, except per share data)



                                                As of/For the nine months ended
                                                         September 30,
                                                     1998             1997
                                               ---------------- ----------------
Summary of Operations
 Interest income                                 $  1,839,750     $  1,679,617
 Interest expense                                     918,007          815,083
                                                 ------------     ------------
 Net interest income                                  921,743          864,534
 Provision for loan and lease losses                   64,310           68,015
                                                 ------------     ------------
 Net interest income after provision for loan
  and lease losses                                    857,433          796,519
 Noninterest income                                   388,970          346,695
 Noninterest expense                                  711,722          725,178
                                                 ------------     ------------
 Income before income taxes                           534,681          418,036
 Provision for income taxes                           169,349          147,058
                                                 ------------     ------------
 Income before cumulative effect of changes
  in accounting principles                            365,332          270,978
 Less: cumulative effect of changes in
  accounting principles, net of income taxes               --               --
                                                 ------------     ------------
 Net income                                      $    365,332     $    270,978
                                                 ============     ============
Per Common Share
 Average shares outstanding (000's):
  Basic                                               286,410          288,115
  Diluted                                             292,506          292,933
 Basic earnings:
  Income before cumulative effect                $       1.28      $       .94
  Less: cumulative effect                                  --               --
                                                 ------------     ------------
  Net income                                     $       1.28      $       .94
                                                 ============     ============
 Diluted earnings:
  Income before cumulative effect                $       1.25     $        .93
  Less: cumulative effect                                  --               --
                                                 ------------     ------------
  Net income                                     $       1.25     $        .93
                                                 ============     ============
 Cash dividends declared                         $       .485     $       .425
 Shareholders' equity                                    9.42             8.01
Average Balance Sheets
 Securities, at carrying value                   $  7,671,197     $  7,252,352
 Loans and leases *                                21,633,427       19,307,822
 Other assets                                       2,476,546        1,957,401
                                                 ------------     ------------
 Total assets                                    $ 31,781,170     $ 28,517,575
                                                 ============    =============
 Deposits                                        $ 21,203,039     $ 20,386,807
 Long-term debt                                     3,858,294        2,727,802
 Other liabilities                                  4,250,368        3,102,186
 Common shareholders' equity                        2,469,469        2,300,780
 Preferred shareholders' equity                            --               --
                                                -------------    -------------
 Total liabilities and shareholders' equity      $ 31,781,170     $ 28,517,575
                                                =============    =============
Period End Balances
 Total assets                                    $ 33,875,788     $ 29,205,372
 Deposits                                          22,097,655       20,429,760
 Long-term debt                                     4,386,201        3,251,531
 Shareholders' equity                               2,738,472        2,280,803
Selected Performance Ratios
 Rate of return on:
  Average total assets                                   1.54%            1.27%
  Average common shareholders' equity                   19.78            15.75
 Dividend payout                                        37.89            45.21
 Average equity to average assets                        7.77             8.07



                                                                    As of/For the years ended
                                                                          December 31,
                                                     1997             1996             1995             1994
                                               ---------------- ---------------- ---------------- ----------------
Summary of Operations
 Interest income                                 $  2,265,488     $  2,059,043     $  1,979,646      $  1,659,184
 Interest expense                                   1,106,963          998,849        1,005,286           719,158
                                                 ------------     ------------     ------------      ------------
 Net interest income                                1,158,525        1,060,194          974,360           940,026
 Provision for loan and lease losses                   98,010           62,273           42,559            25,526
                                                 ------------     ------------     ------------      ------------
 Net interest income after provision for loan
  and lease losses                                  1,060,515          997,921          931,801           914,500
 Noninterest income                                   458,348          341,259          256,740           270,989
 Noninterest expense                                  968,746          827,362          828,174           750,201
                                                 ------------     ------------     ------------      ------------
 Income before income taxes                           550,117          511,818          360,367           435,288
 Provision for income taxes                           189,699          168,506          120,568           151,066
                                                 ------------     ------------     ------------      ------------
 Income before cumulative effect of changes
  in accounting principles                            360,418          343,312          239,799           284,222
 Less: cumulative effect of changes in
  accounting principles, net of income taxes               --               --               --                --
                                                 ------------     ------------     ------------      ------------
 Net income                                      $    360,418     $    343,312     $    239,799      $    284,222
                                                 ============     ============     ============      ============
Per Common Share
 Average shares outstanding (000's):
  Basic                                               287,481          287,535          287,925           283,875
  Diluted                                             292,470          293,757          300,156           296,329
 Basic earnings:
  Income before cumulative effect                $       1.25     $       1.19     $        .82      $        .98
  Less: cumulative effect                                  --               --               --                --
                                                 ------------     ------------     ------------      ------------
  Net income                                     $       1.25     $       1.19     $        .82      $        .98
                                                 ============     ============     ============      ============
 Diluted earnings:
  Income before cumulative effect                $       1.23     $       1.17     $        .80      $        .96
  Less: cumulative effect                                  --               --               --                --
                                                 ------------     ------------     ------------      ------------
  Net income                                     $       1.23     $       1.17     $        .80      $        .96
                                                 ============     ============     ============      ============
 Cash dividends declared                         $        .58     $        .50     $        .43      $        .37
 Shareholders' equity                                    8.46             7.78             7.38              6.61
Average Balance Sheets
 Securities, at carrying value                   $  7,299,444     $  6,939,363     $  6,910,879      $  6,570,085
 Loans and leases *                                19,554,842       17,730,243       16,883,199        15,194,910
 Other assets                                       2,021,800        1,799,550        1,779,629         1,808,633
                                                 ------------     ------------     ------------     -------------
 Total assets                                    $ 28,876,086     $ 26,469,156     $ 25,573,707      $ 23,573,628
                                                 ============     ============     ============     =============
 Deposits                                        $ 20,403,684     $ 19,594,913     $ 18,524,803      $ 18,086,694
 Long-term debt                                     2,925,628        2,027,683        1,303,992           870,697
 Other liabilities                                  3,240,171        2,680,914        3,670,664         2,782,404
 Common shareholders' equity                        2,306,603        2,150,487        2,001,903         1,759,690
 Preferred shareholders' equity                            --           15,159           72,345            74,143
                                                 ------------     ------------     ------------     -------------
 Total liabilities and shareholders' equity      $ 28,876,086     $ 26,469,156     $ 25,573,707      $ 23,573,628
                                                 ============     ============     ============     =============
Period End Balances
 Total assets                                    $ 31,290,247     $ 27,625,225     $ 26,135,308      $ 24,758,727
 Deposits                                          21,375,975       20,099,089       19,231,282        18,258,880
 Long-term debt                                     3,534,203        2,320,978        1,542,064         1,095,781
 Shareholders' equity                               2,439,110        2,254,398        2,212,438         1,972,144
Selected Performance Ratios
 Rate of return on:
  Average total assets                                   1.25%            1.30%             .94%             1.21%
  Average common shareholders' equity                   15.63            15.94            11.72             15.86
 Dividend payout                                        46.40            42.02            52.44             37.76
 Average equity to average assets                        7.99             8.18             8.11              7.78



                                                As of/For the
                                                  years ended
                                                 December 31,
                                                     1993
                                               ----------------
Summary of Operations
 Interest income                                 $  1,492,719
 Interest expense                                     626,985
                                                 ------------
 Net interest income                                  865,734
 Provision for loan and lease losses                   61,625
                                                 ------------
 Net interest income after provision for loan
  and lease losses                                    804,109
 Noninterest income                                   268,470
 Noninterest expense                                  810,018
                                                 ------------
 Income before income taxes                           262,561
 Provision for income taxes                            97,162
                                                 ------------
 Income before cumulative effect of changes
  in accounting principles                            165,399
 Less: cumulative effect of changes in
  accounting principles, net of income taxes          (32,629)
                                                 ------------
 Net income                                      $    132,770
                                                 ============
Per Common Share
 Average shares outstanding (000's):
  Basic                                               272,931
  Diluted                                             286,605
 Basic earnings:
  Income before cumulative effect                $        .59
  Less: cumulative effect                               (.12)
                                                 ------------
  Net income                                              .47
                                                 ============
 Diluted earnings:
  Income before cumulative effect                $        .58
  Less: cumulative effect                                (.11)
                                                 ------------
  Net income                                     $        .47
                                                 ============
 Cash dividends declared                         $        .32
 Shareholders' equity                                    5.91
Average Balance Sheets
 Securities, at carrying value                   $  5,768,100
 Loans and leases *                                13,651,601
 Other assets                                       1,724,686
                                                 ------------
 Total assets                                    $ 21,144,387
                                                 ============
 Deposits                                        $ 16,948,370
 Long-term debt                                       733,047
 Other liabilities                                  1,766,415
 Common shareholders' equity                        1,622,412
 Preferred shareholders' equity                        74,143
                                                 ------------
 Total liabilities and shareholders' equity      $ 21,144,387
                                                 ============
Period End Balances
 Total assets                                    $ 23,274,795
 Deposits                                          18,290,673
 Long-term debt                                     1,010,168
 Shareholders' equity                               1,753,129
Selected Performance Ratios
 Rate of return on:
  Average total assets                                    .63%
  Average common shareholders' equity                    7.86
 Dividend payout                                        68.02
 Average equity to average assets                        8.02

* Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.

 SCOTT & STRINGFELLOW

     The following table sets forth certain consolidated financial data of Scott & Stringfellow for the five years ended June 26, 1998 and the three months ended September 25, 1998 and September 26, 1997. The information is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated herein by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49.


                     SCOTT & STRINGFELLOW FINANCIAL, INC.
                          SELECTED CONSOLIDATED DATA
      (Dollars and share amounts in thousands, except per share amounts)



                                             As of/For the three months
                                                       ended
                                            September 25,   September 26,
                                                 1998           1997
                                           --------------- --------------
   Results of operations
    Total Revenue                             $23,829        $  25,444
    Income before taxes                         1,436            2,574
    Net Income                                    807            1,625
   Per Share Data
    Earnings per share -- basic               $  0.24         $   0.51
    Earnings per share -- diluted                0.23             0.48
    Cash dividends per share                     0.30(1)          0.09
    Book value per share                        10.23             9.64
    Average shares outstanding                  3,335            3,170
    Average shares and dilutive potential
     shares outstanding                         3,561            3,364
   Financial Condition
    Total assets                              $168,494       $ 143,386
    Total liabilities                         132,881          112,694
    Total stockholders' equity                 35,613           30,692
   Other Financial Data
   Profit Margin:
    Pre-tax                                       6.0%            10.1%
    After-tax                                     3.4%             6.4%
   Annualized Return on average equity
    Pre-tax                                      16.4%            34.4%
    After-tax                                     9.2%            21.7%
   Other Company Data
    Total employees                               630              569
    Investment brokers                            263              238
    Branch offices                                 31               30



                                                                  As of/For the years ended
                                              June 26,       June 27,       June 28,       June 30,      June 24,
                                                1998           1997           1996           1995          1994
                                           -------------- -------------- -------------- ------------- -------------
   Results of operations
    Total Revenue                            $ 105,364       $ 80,907       $ 73,165      $ 54,119      $ 52,108
    Income before taxes                          9,120          5,453          6,568         3,288         4,665
    Net Income                                   5,782          3,458          4,176         2,101         2,958
   Per Share Data
    Earnings per share -- basic              $    1.81       $   1.12       $   1.30      $   0.67      $   0.94
    Earnings per share -- diluted                 1.67           1.09           1.28          0.66          0.93
    Cash dividends per share                      0.37           0.33           0.28          0.27          0.23
    Book value per share                         10.46           9.20           8.47          7.98          7.61
    Average shares outstanding                   3,200          3,079          3,224         3,147         3,158
    Average shares and dilutive potential
     shares outstanding                          3,465          3,160          3,256         3,163         3,173
   Financial Condition
    Total assets                             $ 167,993      $ 129,584      $ 114,249      $ 93,266      $ 80,702
    Total liabilities                          133,707        100,676         88,558        68,028        56,680
    Total stockholders' equity                  34,286         29,178         25,690        25,238        24,022
   Other Financial Data
   Profit Margin:
    Pre-tax                                        8.7%           6.7%           9.0%          6.1%          9.0%
    After-tax                                      5.5%           4.3%           5.7%          3.9%          5.7%
   Annualized Return on average equity
    Pre-tax                                       28.6%          19.7%          24.1%         13.3%         20.2%
    After-tax                                     18.1%          12.5%          15.3%          8.5%         12.8%
   Other Company Data
    Total employees                                616            566            520           479           458
    Investment brokers                             260            237            223           214           205
    Branch offices                                  31             29             28            26            25

---------
(1) Includes a special cash dividend of $0.20 per share declared on September 22, 1998 and paid October 15, 1998.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain per share, pro forma combined per share and pro forma equivalent per share information with respect to BB&T and Scott & Stringfellow common stock at the dates and for the periods indicated, giving effect to the Merger using the purchase method of accounting. The information is presented assuming that the Merger was consummated as of the beginning of the periods shown. In order to conform to the per share data relating to BB&T common stock, the per share data relating to Scott & Stringfellow common stock has been prepared by utilizing financial information at the calendar dates and periods indicated rather than the fiscal dates and periods utilized by Scott & Stringfellow for financial reporting purposes. The comparative per share data presented should be read in conjunction with the historical consolidated financial statements and the related notes of each of BB&T and Scott & Stringfellow. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49. Results of BB&T and Scott & Stringfellow for the nine months ended September 30, 1998 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated. All adjustments, consisting of only normal adjustments, necessary for a fair statement of results of interim periods have been included.



                                                        As of/For the Nine  As of/For the
                                                           Months Ended      Year Ended
                                                          September 30,     December 31,
                                                               1998             1997
                                                       ------------------- --------------
EARNINGS PER COMMON SHARE
 Basic
   BB&T historical ...................................          1.28             1.25
   Scott & Stringfellow historical ...................          1.00             1.59
   Pro forma combined ................................          1.26             1.25
   Scott & Stringfellow pro forma equivalent .........          1.26             1.25
 Diluted
   BB&T historical ...................................          1.25             1.23
   Scott & Stringfellow historical ...................          0.93             1.51
   Pro forma combined ................................          1.23             1.23
   Scott & Stringfellow pro forma equivalent .........          1.23             1.23
CASH DIVIDENDS DECLARED PER COMMON SHARE
   BB&T historical ...................................         0.485             0.58
   Scott & Stringfellow historical ...................         0.490(1)          0.35
   Pro forma combined ................................         0.485             0.58
   Scott & Stringfellow pro forma equivalent .........         0.485             0.58
SHAREHOLDERS' EQUITY PER COMMON SHARE
   BB&T historical ...................................          9.42             8.46
   Scott & Stringfellow historical ...................         10.23            10.14
   Pro forma combined ................................          9.43             8.48
   Scott & Stringfellow pro forma equivalent .........          9.43             8.48

(1) Includes a special cash dividend of $.20 per share declared on September 22, 1998 and paid on October 15, 1998.

                            MEETING OF SHAREHOLDERS

GENERAL

     This Proxy Statement/Prospectus is being furnished to the shareholders of Scott & Stringfellow as of December 2, 1998 (the "Record Date") and is accompanied by a form of proxy that is solicited by the Board of Directors of Scott & Stringfellow (the "S&S Board") for use at the annual meeting of shareholders of Scott & Stringfellow (the "Meeting") to be held on Wednesday, January 13, 1999 at 4:30 p.m., Eastern Time, at the Omni Hotel, located at 100 South 12th Street, Richmond, Virginia. At the Meeting, the shareholders of Scott & Stringfellow will vote upon proposals (i) to approve the Amended and Restated Agreement and Plan of Reorganization dated as of September 16, 1998 (the "Merger Agreement"), which Merger Agreement amends and supersedes the Agreement and Plan of Reorganization (the "Original Merger Agreement") dated as of August 10, 1998 (the "Original Merger Agreement Date"), and the Amended and Restated Plan of Merger (the "Plan of Merger") pursuant to which Scott & Stringfellow would merge with and into BB&T (the "Merger"), (ii) to elect four directors for terms expiring at the earlier of the effective time of the Merger (the "Effective Time"), the date of the 2001 annual meeting of Scott & Stringfellow shareholders or such time as their respective successors are elected and qualified and (iii) to ratify the selection of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants for the fiscal year ending June 25, 1999 if the Merger is not consummated. Proxies may be voted on such other matters as may properly come before the Meeting at the discretion of the proxy holders named therein. The S&S Board knows of no such other matters except matters incidental to the conduct of the Meeting and those matters described under "OTHER MATTERS THAT MAY COME BEFORE THE MEETING." The Merger Agreement and the Plan of Merger are attached hereto as Appendix A.

     Holders of the common stock of Scott & Stringfellow ("Scott & Stringfellow Common Stock") are requested to complete, date and sign the accompanying proxy and return it promptly to Scott & Stringfellow in the enclosed postage prepaid envelope.


RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED


     Only the holders of Scott & Stringfellow Common Stock on the Record Date (December 2, 1998) are entitled to receive notice of and to vote at the Meeting. On the Record Date, there were 3,516,446 shares of Scott & Stringfellow Common Stock outstanding, which were held by approximately 350 holders of record. Each share of Scott & Stringfellow Common Stock outstanding on the Record Date is entitled to one vote as to each of the matters submitted at the Meeting.


     Approval of the Merger Agreement and the Plan of Merger requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Scott & Stringfellow Common Stock. FAILURE OF A HOLDER OF SCOTT & STRINGFELLOW COMMON STOCK TO VOTE SUCH SHARES WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER AGREEMENT AND THE PLAN OF MERGER.

     Except as described in the immediately preceding paragraph and except for the election of directors, action on matters submitted to a vote of the shareholders at the Meeting will be approved if a quorum is present and the votes cast in favor of the matter constitute a majority of the shares represented at the Meeting and entitled to vote. With respect to the election of directors, the four nominees receiving the greatest number of votes cast for the election of directors will be deemed elected even though not receiving a majority, assuming a quorum is present at the Meeting. Presence in person or by proxy of a majority of the outstanding shares of Scott & Stringfellow Common Stock entitled to vote at the meeting will constitute a quorum.


     As of the Record Date, the directors and executive officers of Scott & Stringfellow and their affiliates beneficially owned a total of 957,724 shares, or 27.2%, of the issued and outstanding shares of Scott & Stringfellow Common Stock (exclusive of shares that may be acquired pursuant to the exercise of stock options). Each of Frederic S. Bocock, Sidney Buford Scott, John J. Muldowney, David Plageman, William F. Calliott, John Sherman, Jr. and R. Bruce Campbell, directors or executive officers of Scott & Stringfellow, has agreed in the Merger Agreement to vote all shares of Scott & Stringfellow Common Stock owned by him in favor of the Merger Agreement and the Plan of Merger and not to transfer any of such shares except pursuant to the Merger Agreement or with BB&T's consent. As of the Record Date, neither the directors and executive officers of BB&T and their affiliates nor BB&T and its subsidiaries beneficially owned any shares of Scott & Stringfellow Common Stock.



VOTING AND REVOCATION OF PROXIES

     The shares of Scott & Stringfellow Common Stock represented by properly completed proxies received at or before the time for the Meeting will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the Merger Agreement and the Plan of Merger, "FOR" the election of the nominees for director specified herein and "FOR" the ratification of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants for the fiscal year ended June 25, 1999 if the Merger is not consummated. Proxies marked "FOR" approval of the Merger Agreement and the Plan of Merger and executed but unmarked proxies will be voted in the discretion of the persons named therein as to any proposed adjournment of the Meeting. Proxies which are voted "AGAINST" approval of the Merger Agreement and the Plan of Merger will not be voted in favor of any motion to adjourn the Meeting to solicit more votes in favor of the Merger.

     Shares held in street name that have been designated by brokers on proxy cards as not voted with respect to a proposal ("Broker Shares") will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions and Broker Shares, however, will be treated as shares present for purposes of determining whether a quorum is present.

     The proposal to adopt the Merger Agreement and the Plan of Merger is considered a "non-discretionary" item whereby brokerage firms may not vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. Because the proposal to adopt the Merger Agreement and the Plan of Merger is required to be approved by the holders of more than two-thirds of the outstanding shares of Scott & Stringfellow Common Stock, abstentions and Broker Shares will have the same effect as a vote against the Merger at the Meeting.

     If any other matters are properly presented at the Meeting and may be properly voted on, the proxies solicited hereby will be voted on such matters at the discretion of the proxy holders named therein. The S&S Board is not aware of any other business to be presented at the Meeting, other than matters incidental to the conduct of the Meeting and those matters described under "OTHER MATTERS THAT MAY COME BEFORE THE MEETING."

     The presence of a shareholder at the Meeting will not automatically revoke such shareholder's proxy. A shareholder may, however, revoke a proxy at any time before its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Scott & Stringfellow at Scott & Stringfellow's principal executive offices before the Meeting, or by attending the Meeting and voting in person. The proxy will not be revoked by the death or incapacity of the shareholder executing it unless, before the shares are voted, notice of such death or incapacity is filed with the Secretary of Scott & Stringfellow or other person authorized to tabulate the votes.

     BECAUSE APPROVAL OF THE MERGER AGREEMENT AND THE PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF MORE THAN TWO-THIRDS OF THE OUTSTANDING SHARES OF SCOTT & STRINGFELLOW COMMON STOCK, ABSTENTIONS AND BROKER SHARES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE S&S BOARD URGES SCOTT & STRINGFELLOW'S SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.


SOLICITATION OF PROXIES

     BB&T and Scott & Stringfellow will each bear 50% of the cost of printing this Proxy Statement/Prospectus, and Scott & Stringfellow will bear all other costs of soliciting proxies. In addition to the use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers, and other employees of Scott & Stringfellow or its subsidiaries, who will not be specially compensated for such solicitation activities. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Scott & Stringfellow will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Scott & Stringfellow presently intends to utilize the services of ChaseMellon Shareholder Services, LLC, a professional proxy solicitation firm, in connection with the solicitation of proxies for the Meeting, at an estimated cost of $5,000 plus out-of-pocket expenses.


RECOMMENDATIONS OF THE S&S BOARD

     The S&S Board has unanimously adopted the Merger Agreement and the Plan of Merger and believes that the proposed transaction is fair to and in the best interests of Scott & Stringfellow and its shareholders. The S&S Board unanimously recommends that Scott & Stringfellow's shareholders vote "FOR" approval of the Merger Agreement and the Plan of Merger. The S&S Board also recommends that Scott & Stringfellow's shareholders vote "FOR" the election of the nominees for director specified herein and "FOR" the ratification of KPMG Peat Marwick LLP as Scott & Stringfellow's independent certified public accountants for the fiscal year ended June 25, 1999 if the Merger is not consummated. See "THE MERGER -- Background of the Merger," " -- Reasons for the Merger."

     SHAREHOLDERS SHOULD NOT SEND IN STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "THE MERGER -- Exchange of Scott & Stringfellow Common Stock Certificates."



                                  THE MERGER
                                (PROPOSAL ONE)

     THE FOLLOWING INFORMATION DESCRIBES THE MATERIAL ASPECTS OF THE MERGER. THIS DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT AND THE PLAN OF MERGER AND THE FAIRNESS OPINION OF SCOTT & STRINGFELLOW, INC., WHICH ARE ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX A AND APPENDIX B, RESPECTIVELY, AND INCORPORATED HEREIN BY REFERENCE. ALL SHAREHOLDERS ARE URGED TO READ EACH APPENDIX IN ITS ENTIRETY.


GENERAL

     In the Merger, Scott & Stringfellow will be merged with and into BB&T, and BB&T will be the surviving corporation. Shareholders of Scott & Stringfellow will receive shares of the common stock of BB&T ("BB&T Common Stock") in exchange for their shares of Scott & Stringfellow Common Stock. It is expected that Scott & Stringfellow, Inc. ("S&S Brokerage") will and, in BB&T's sole discretion, Scott & Stringfellow Realty, Inc. ("S&S Realty") may, be merged into Craigie Incorporated ("Craigie") (the "Subsidiary Merger") after the Effective Time. The name of the surviving corporation of the Subsidiary Merger will be Scott & Stringfellow, Inc. ("New S&S"). Thereafter, New S&S will continue to operate as a full-service securities firm with branches throughout North Carolina, South Carolina, Virginia and West Virginia. Scott & Stringfellow Capital Management, Inc. ("S&S Capital Management") is not expected to be merged into Craigie or any other subsidiary of BB&T. S&S Brokerage, S&S Realty and S&S Capital Management are referred to collectively herein as the "S&S Subsidiaries."


BACKGROUND OF THE MERGER

     Scott & Stringfellow's strategy historically has been to remain an independent financial services firm. However, the S&S Board has closely followed recent regulatory and competitive changes in the securities industry.

     In December 1996, the Federal Reserve Board announced that, effective March 6, 1997, it would raise from 10% to 25% the cap on revenues that commercial banks may derive from an approved subsidiary engaged in securities activities. This led to a series of acquisitions of securities firms by commercial banks in 1997, including BB&T's acquisition of Craigie, Bankers Trust New York Corporation's acquisition of Alex Brown Incorporated, Swiss Bank Corporation's acquisition of Dillon Read & Co., BankAmerica Corporation's acquisition of Robertson Stephens & Company, NationsBank Corporation's acquisition of Montgomery Securities and First Union Corporation's acquisition of Wheat First Butcher Singer, Inc. Commercial bank acquisitions of securities firms continued in 1998 with U.S. Bancorp acquiring Piper Jaffray Companies Inc., First Chicago NBD Corporation acquiring Roney & Co., and KeyCorp announcing the acquisition of McDonald & Co.

     In the fall of 1997, shortly after the First Union/Wheat First merger was announced, the S&S Board began to reexamine the strategic alternatives for Scott & Stringfellow and to consider whether affiliation with a commercial bank would be advantageous. The S&S Board authorized management to engage in preliminary discussions with one financial institution. However, following these discussions, the S&S Board reaffirmed its strategy of independence.

     On May 21, 1998, representatives of Scott & Stringfellow visited Winston-Salem and met with representatives of BB&T to present Scott & Stringfellow's investment banking and capital markets capabilities. Following this meeting, John Sherman, Jr., the President and Chief Executive Officer of Scott & Stringfellow, contacted John A. Allison IV, the Chairman and Chief Executive Officer of BB&T, and on June 8 they met to discuss whether a strategic affiliation would be in the best interests of both parties. Messrs. Sherman and Allison agreed that the cultures of their organizations were compatible and that an affiliation could be beneficial.

     Representatives of Scott & Stringfellow and BB&T met on June 2, July 2, July 16 and July 21, 1998, to discuss the outline of a transaction in which Scott & Stringfellow would merge with BB&T and the shareholders of Scott & Stringfellow would receive BB&T Common Stock in a tax-free reorganization. On July 22, 1998, the parties agreed that the exchange ratio in the Merger (the "Exchange Ratio") would be one share of BB&T stock for each share of Scott & Stringfellow Common Stock.

     The S&S Board met on July 27, 1998. At this meeting, management presented the outline of a proposal for Scott & Stringfellow to merge with and into BB&T. As part of the transaction, Scott & Stringfellow's broker-dealer subsidiary, S&S Brokerage, would merge with Craigie, the wholly owned broker-dealer subsidiary of BB&T. Representatives of the S&S Brokerage Corporate Finance Department presented a preliminary report that analyzed the proposed transaction and tentatively concluded that, from a financial point of view, the transaction was fair to the shareholders of Scott & Stringfellow. After a thorough discussion of the proposed transaction, the S&S Board authorized management to continue the discussions with BB&T and to negotiate a definitive merger agreement.

     On July 29, Scott & Stringfellow and BB&T executed a confidentiality agreement and each firm began conducting due diligence activities with respect to the other.

     During the period from July 27 through August 7, the parties negotiated the terms of the merger agreement, employment agreements with Messrs. Sherman, DeLaney, Mintz and Johnston and an option agreement.

     On August 10, 1998, the S&S Board met to consider the definitive proposal for the Merger with BB&T. Following presentations from management and from its legal and financial advisers, the S&S Board voted unanimously to approve the Original Merger Agreement and an option agreement (the "Option Agreement") and to recommend approval of the Merger to the shareholders of Scott & Stringfellow. Immediately following the Board meeting, the parties executed the Merger Agreement (in its pre-amended form) and the Option Agreement.

     The Original Merger Agreement contemplated that the Merger would be accounted for as a pooling of interests. Scott & Stringfellow and BB&T subsequently determined that certain facts and circumstances precluded the use of pooling-of-interests accounting in the Merger. Accordingly, on September 16, 1998, the parties amended and restated the Merger Agreement to provide that the Merger would be accounted for as a purchase and to make certain other desired changes.


REASONS FOR THE MERGER

     BB&T

     BB&T believes that the Merger with Scott & Stringfellow will significantly expand its existing investment banking and brokerage operations throughout the Southeast and accommodate its clients' desire for more sophisticated financial products, including corporate finance, equity underwriting, distribution, advisory services and research.


     SCOTT & STRINGFELLOW

     Scott & Stringfellow believes that the Merger will successfully combine Scott & Stringfellow's retail brokerage network and its investment banking and investment advisory businesses with BB&T's large base of middle market and private banking clients, enabling Scott & Stringfellow to offer a wider array of services to its existing customers and to expand its customer base through BB&T's network of customers. In reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, the S&S Board, in consultation with Scott & Stringfellow management and financial and legal advisors, considered a variety of factors, including the following principal factors:

     SHAREHOLDER CONSIDERATION. The S&S Board carefully considered the amount and quality of the consideration to be received by S&S shareholders in the Merger and the opinion of S&S Brokerage that the transaction was fair from a financial point of view to the shareholders of Scott & Stringfellow. BB&T has produced strong operating results relative to its peers, with its return on equity ranking in the upper quartile of the industry in 1997. The S&S Board also took into account that shares of BB&T Common Stock are widely traded on the NYSE and constitute a more liquid security than shares of Scott & Stringfellow Common Stock. In addition, the current BB&T dividend is about 75% higher than the current Scott & Stringfellow dividend.

     THE COMPLEMENTARY NATURE OF BB&T'S AND SCOTT & STRINGFELLOW'S BUSINESSES. The S&S Board believes that the businesses of commercial banking and investment banking are complementary and that customers are increasingly demanding one-stop shopping for financial services. The S&S Board further believes that the Merger will enable Scott & Stringfellow to provide additional services to its present customers, such as trust services and estate planning, and to expand significantly its customer base by providing investment banking, investment advisory, brokerage and other services to BB&T's existing commercial banking customers. The additional services that Scott & Stringfellow provides should help BB&T expand its customer base by satisfying its customers' desires for a wider range of financial services. The geographic footprints of BB&T and Scott & Stringfellow substantially overlap and the Merger provides Scott & Stringfellow with excellent opportunities to continue its expansion into North and South Carolina. The S&S Board also believes that the managerial style and culture of BB&T is compatible with the entrepreneurial managerial style and culture of Scott & Stringfellow.

     ACCESS TO GREATER RESOURCES. Scott & Stringfellow will require significant amounts of capital in order to provide its customers with the sophisticated services, information systems and customer statements that they desire. The S&S Board believes that a combination with BB&T will provide Scott & Stringfellow with access to superior information technology systems and greater capital resources than it would have as an independent firm.

     PRESERVATION OF SCOTT & STRINGFELLOW AS AN ENTITY. After the Merger, Scott & Stringfellow will continue to operate as a separate subsidiary of BB&T under the name of Scott & Stringfellow, Inc. Its headquarters will remain in Richmond, Virginia and will become the investment banking headquarters for BB&T. Scott & Stringfellow's existing management will remain in place after the Merger and will have significant autonomy. John Sherman, Steven C. DeLaney, Charles E. Mintz and Mike D. Johnston will continue in their present positions and it is expected that most Scott & Stringfellow employees will remain in their present jobs.

     SCOTT & STRINGFELLOW'S FUTURE AS AN INDEPENDENT FIRM. The S&S Board carefully considered the advantages and disadvantages of remaining independent. It observed the rapid entry of commercial banks into the securities business and the trend of mergers between banks and securities firms. The S&S Board concluded that larger, better capitalized firms that combine the commercial banking and securities businesses have a competitive advantage over smaller local and regional firms that operate only a securities business.


OPINION OF SCOTT & STRINGFELLOW'S FINANCIAL ADVISOR

     Scott & Stringfellow retained S&S Brokerage to act as its financial advisor in connection with the Merger and to render an opinion to the S&S Board as to the fairness, from a financial point of view, to the holders of Scott & Stringfellow Common Stock of the Exchange Ratio. S&S Brokerage is a regional investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The S&S Board selected S&S Brokerage to serve as its financial advisor in connection with the Merger on the basis of such firm's expertise.

     S&S Brokerage is a wholly owned subsidiary of Scott & Stringfellow, and certain members of management of S&S Brokerage are also members of management of Scott & Stringfellow and also may have interests that are in addition to, and may be different from, the interests of Scott & Stringfellow shareholders. The S&S Board relied on S&S Brokerage's experience in providing advice in connection with mergers and acquisitions and related transactions.

     Representatives of S&S Brokerage attended the meeting of the S&S Board on July 27, 1998, at which the proposed Merger was first discussed, and the meeting of the S&S Board on August 10, 1998, at which the Original Merger Agreement and the Plan of Merger were considered, approved and adopted. At the August 10 meeting, S&S Brokerage issued an oral opinion that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of Scott & Stringfellow Common Stock. S&S Brokerage subsequently issued a written opinion dated as of August 10, 1998, that the Exchange Ratio was fair, from a financial point of view, to the holders of Scott & Stringfellow Common Stock. S&S Brokerage subsequently delivered to the S&S Board a written opinion, dated as of the date of this Proxy Statement/Prospectus, confirming its opinion of August 10, 1998.

     The full text of S&S Brokerage's written opinion, dated as of the date of this Proxy Statement/Prospectus, which sets forth certain assumptions made, matters considered and limitations on review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus, is incorporated herein by reference and should be read in its entirety in connection with this Proxy Statement/Prospectus. The summary of the opinion of S&S Brokerage set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the opinion. S&S Brokerage's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Scott & Stringfellow Common Stock. S&S Brokerage's opinion was provided to the S&S Board to assist it in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Scott & Stringfellow as to how such shareholder should vote on the Merger Agreement and the Plan of Merger.

     In arriving at its opinion, S&S Brokerage reviewed certain publicly available business and financial information relating to Scott & Stringfellow and BB&T and certain other information provided to it, including the following:
(i) the Merger Agreement; (ii) certain internal information provided by the management of Scott & Stringfellow; (iii) Scott & Stringfellow's financial statements for the four fiscal years ended June 30, 1997 and internally prepared, unaudited financial statements for the period ended June 30, 1998; (iv) BB&T's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the four fiscal years ended December 31, 1997; (v) BB&T's unaudited financial information for the quarters and six months ended June 30, 1997 and 1998; (vi) certain publicly available information with respect to historical market prices and trading activities for Scott & Stringfellow and BB&T Common Stock and for certain publicly traded financial institutions which S&S Brokerage deemed relevant; (vii) certain publicly available information with respect to banking and brokerage companies and the financial terms of certain other mergers and acquisitions which S&S Brokerage deemed relevant; and (viii) such financial studies, analyses, inquiries and other matters, particularly of the banking and investment banking and brokerage industry as S&S Brokerage deemed appropriate. In addition, S&S Brokerage discussed the background of the Merger, the reasons for the Merger and the business and future prospects of Scott & Stringfellow and BB&T individually and as a combined entity with members of management of Scott & Stringfellow and BB&T.

     In connection with its review, S&S Brokerage relied upon and assumed the accuracy and completeness of all of the foregoing information, including publicly available information and information provided to it by Scott & Stringfellow and BB&T's management, and S&S Brokerage has not assumed any responsibility for independent verification of such information. With respect to the information relating to the prospects of Scott & Stringfellow and BB&T, S&S Brokerage assumed that such information reflected the best currently available judgments and estimates of Scott & Stringfellow and BB&T as to the likely future performance of the respective companies and of the combined entity. S&S Brokerage also assumed, without independent investigation, that the aggregate reserves for loan losses, litigation and other contingencies for Scott & Stringfellow and BB&T are adequate to cover such losses. S&S Brokerage did not make an independent evaluation or appraisal of the assets or liabilities of Scott & Stringfellow or BB&T.

     In connection with rendering its opinion, S&S Brokerage performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Exchange Ratio to holders of Scott & Stringfellow Common Stock was to some extent a subjective one based on the experience and judgment of S&S Brokerage and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, S&S Brokerage believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be S&S Brokerage's view of the actual value of Scott & Stringfellow or BB&T.

     In performing its analyses, S&S Brokerage made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Scott & Stringfellow or BB&T. The analyses performed by S&S Brokerage are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, S&S Brokerage assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of Scott & Stringfellow or BB&T.

     S&S Brokerage's opinion is just one of the many factors taken into consideration by the S&S Board in determining to approve the Merger Agreement and the Plan of Merger. S&S Brokerage's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Scott & Stringfellow, nor does it address the effect of any other business combination in which Scott & Stringfellow might engage.

     The following is a summary of the analyses performed by S&S Brokerage in connection with its opinion delivered to the S&S Board on August 10, 1998:

     COMPARISON OF SELECTED COMPANIES. S&S Brokerage compared the financial performance and market trading information of BB&T to that of a group of certain bank holding companies (the "Group"). This Group included: AmSouth Corporation; CCB Financial Corporation; Centura Banks, Inc.; Colonial BancGroup Inc.; Compass Bancshares, Inc.; Crestar Financial Corporation; First Citizens BancShares, Inc.; First Tennessee National Corporation; First Virginia Banks, Inc.; One Valley Bancorp, Inc.; SouthTrust Corporation; SunTrust Banks, Inc.; Synovus Financial Corporation; Trustmark Corporation; Union Planters Corporation; and Wachovia Corporation.

     Based on financial data as of and for the twelve month period ended June 30, 1998, BB&T had: (i) tangible equity to assets of 6.96% compared to an average of 7.82%, a low of 5.30%, and a high of 10.36% for the Group; (ii) a total risk based capital ratio of 16.00% compared to an average of 13.32%, a low of 11.21%, and a high of 20.71% for the Group; (iii) nonperforming assets to total assets of 0.36% compared to an average of 0.32%, a low of 0.18%, and a high of 0.68% for the Group; (iv) returns on average assets before extraordinary items of 1.37% compared to an average of 1.28%, a low of 0.81%, and a high of 1.92% for the Group;(v) returns on average equity before extraordinary items of 17.59% compared to an average of 15.06%, a low of 10.95%, and a high of 22.83% for the Group; and (vi) an efficiency ratio (defined as total noninterest expense divided by the sum of net interest income before provision for loan loss reserves and total noninterest income) of 50.85% compared to an average of 57.83%, a low of 50.92%, and a high of 70.23% for the Group. Also, based on earnings per share estimates for the fiscal year ending December 31, 1998, and earnings per share estimates for the fiscal year ending December 31, 1999, as reported by "IBES" (IBES is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors), BB&T had projected compound annual earnings per share growth of 11.9%, compared with an average of 11.6%, a low of 9.1%, and a high of 15.1% for the Group.

     Based on the market values as of August 7, 1998 (the last trading day preceding the announcement of the Merger), and financial data as of June 30, 1998, BB&T had: (i) a stock price to book value ratio of 399.7% compared to an average of 285.2%, a low of 171.3%, and a high of 594.0% for the Group; (ii) a stock price to IBES 1998 estimated earnings per share multiple of 20.0x compared to an average of 18.2x, a low of 14.8x, and a high of 30.8x for the Group; (iii) a stock price to IBES 1999 estimated earnings per share multiple of 17.9x, compared to an average of 16.3x, a low of 12.9x, and a high of 27.0x for the Group; (iv) indicated dividend yield of 2.03% compared to an average of 2.01%, a low of 1.01%, and a high of 3.78% for the Group; and (v) a ratio of the stock price to IBES 1999 estimated earnings per share before extraordinary items multiple to the percentage growth rate of the IBES 1999 estimated earnings per share compared to the IBES 1998 estimated earnings per share of
1.50 compared to an average of 1.45, a low of 0.85, and a high of 1.91 for the Group.

     HISTORICAL STOCK PRICE PERFORMANCE. S&S Brokerage reviewed and analyzed the daily closing per share market prices and trading volume for Scott & Stringfellow and BB&T Common Stock from January 1, 1995 to August 7, 1998. S&S Brokerage also reviewed the daily closing per share market prices of Scott & Stringfellow Common Stock and BB&T Common Stock and compared the movement of such daily closing prices with the movement of the S&P 500, the S&P -- Bank Composite, and the Nasdaq Composite Indices over the period January 1, 1995 through August 7, 1998. S&S Brokerage noted that BB&T Common Stock and Scott & Stringfellow Common Stock, both on a relative basis, outperformed the S&P 500, the S&P -- Bank Composite, and the Nasdaq Composite Indices over the period January 1, 1995 through August 7, 1998. This information was presented to give the S&S Board background information regarding the respective stock price performances of Scott & Stringfellow and BB&T over the periods indicated.

     ANALYSIS OF SELECTED TRANSACTIONS. S&S Brokerage performed an analysis of consideration paid in seven selected completed or pending acquisitions of brokerage firms announced between June 9, 1997 and June 15, 1998 (the "Selected Transactions"). To the extent that the consideration offered in the Selected Transactions included a component of deferred payment (with such deferred payment contingent upon the employees/shareholders being employed by the company at the time of payment), S&S Brokerage analyzed the consideration offered in the Selected Transactions and the corresponding multiples thereof including and excluding the deferred payments. For those transactions with deferred payments, such future payments were discounted to their present value using a 10% discount rate. Then, multiples of book value and trailing earnings in the Selected Transactions were compared to the multiples and premiums implied by the consideration offered by BB&T in the Merger. The Selected Transactions included the following completed or pending transactions:
KeyCorp/McDonald & Company; BankBoston Corporation/Robertson Stephens & Company L.P.; U.S. Bancorp/Piper Jaffray; First Chicago NBD Corporation/Roney & Co.; First Union Corporation/Wheat, First Securities, Inc.; NationsBank Corporation/
  Montgomery Securities; and BancAmerica Corp./Robertson Stephens & Company
L.P.

     Based on the market value of BB&T Common Stock on August 7, 1998, and financial data for Scott & Stringfellow as of or for the twelve months ended June 30, 1998, the following summarizes the S&S Brokerage analysis:

     S&S Brokerage reviewed the financial terms, to the extent publicly available, of seven pending or completed mergers and acquisitions since June 1997 involving domestic targets in the securities industry. S&S Brokerage calculated various financial multiples and premiums over market price paid in such transactions based on certain publicly available information for each transaction and compared them to corresponding financial multiples and the premiums over market paid in the Merger. S&S Brokerage noted that the multiple of purchase price per share to stated book value was 3.7x for the Merger versus a median of 3.8x, a low of 3.0x, and a high of 4.3x for the Selected Transactions. S&S Brokerage further noted that the multiple of purchase price per share to last twelve months earnings per share was 22.0x for the Merger compared to a median of 14.8x, a low of 12.7x, and a high of 22.3x for the Selected Transactions. S&S Brokerage also noted that the Selected Transactions were effected at a range of premiums to the target's per share market price four weeks prior to announcement of between 17.7% and 69.6% with a median of 29.9% and to the target's per share market price one day prior to announcement between 12.5% and 65.0% with a median of 22.3%, respectively, versus premiums of 35.0% and 19.8%, respectively for the Merger (based on the per share market price four weeks prior to the August 10, 1998 announcement of the Merger and the August 7, 1998 closing price used for the one day prior to announcement price). All multiples for the Selected Transactions were based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions over the period during which the transactions occurred.

     CONTRIBUTION ANALYSIS. S&S Brokerage analyzed the relative contributions of Scott & Stringfellow and BB&T to the pro forma balance sheet of the combined company, and the pro forma income statement of the combined company, based on historical data, the IBES mean estimate for BB&T for 1998 and management's projections for Scott & Stringfellow and compared such percentage contributions to Scott & Stringfellow's relative pro forma ownership of approximately 1.30% of the outstanding common stock of the combined company. This analysis showed that on a pro forma basis, based on the two companies' financial positions at June 30, 1998, Scott & Stringfellow and BB&T would account for approximately 0.53% and 99.47%, respectively, of the combined company's pro forma total assets; and, 1.39% and 98.61%, respectively, of the combined company's pro forma total common equity. This analysis also showed that on a pro forma combined basis (excluding the effect of any synergies that may be realized as a result of the Merger and nonrecurring expenses related to the Merger) Scott & Stringfellow and BB&T would account for approximately 4.31% and 95.69%, respectively, of the combined company's last twelve months revenue, approximately 1.26% and 98.74%, respectively, of the combined company's last twelve months net income, approximately 4.12% and 95.88%, respectively, of the combined company's revenue for the projected calendar year 1998, and approximately 1.26% and 98.74%, respectively, of the combined company's net income for the projected calendar year 1998.

     COMPARABLE PUBLIC COMPANIES TRADING ANALYSIS. S&S Brokerage compared the multiples to earnings and book value implied by the Exchange Ratio to the trading multiples of certain publicly traded regional broker-dealers (the "Broker Group"). The Broker Group included: A.G. Edwards, Inc.; Advest Group, Inc.; First Albany Companies; Dain Rauscher Corporation; Interstate/Johnson Lane; Legg Mason, Inc.; Morgan Keegan & Co.; and Raymond James Financial, Inc.

     The implied market value per share of Scott & Stringfellow was $34.44, based on the one-to-one exchange ratio and the market value of BB&T Common Stock on August 7, 1998. This implied market value was (i) a multiple of 1.2 times Scott & Stringfellow's last 12 months revenues per share, compared to a low of 0.3, a high of 2.0, and median of 1.0 for the Broker Group, (ii) a multiple of 22.0x Scott & Stringfellow's last 12 months' earnings per share, compared to a low of 12.1, a high of 19.3, and a median of 13.6 for the Broker Group, (iii) a multiple of 3.7x Scott & Stringfellow's book value per share, compared to a low of 1.6, a high of 3.4 and a median of 2.2 for the Broker Group, and (iv) a multiple of 20.0 times Scott & Stringfellow's estimated 1998 earnings per share, compared to a low of 11.9, a high of 18.2, and a median of
14.0 for the Broker Group.

     DISCOUNTED DIVIDENDS ANALYSIS. Using discounted dividends analysis, S&S Brokerage estimated the present value of the future stream of dividends that Scott & Stringfellow could produce over the next five years, under various circumstances, assuming Scott & Stringfellow performed in accordance with the earnings forecasts of management. S&S Brokerage then estimated the terminal value for Scott & Stringfellow Common Stock at the end of the period by applying prices to earnings multiples ranging from 14.0x to 16.0x projected net income in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 13.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Scott & Stringfellow Common Stock. This discounted dividends analysis indicated reference valuation ranges of between $23.76 per share and $29.11 per share for Scott & Stringfellow. These values compare to the implied consideration to be offered by BB&T to Scott & Stringfellow in the Merger of $34.44 per share based on the market value of BB&T Common Stock on August 7, 1998.

     RELEVANT MARKET AND ECONOMIC FACTORS. In rendering its opinion, S&S Brokerage considered, among other factors, the condition of the U.S. stock markets, particularly in the securities industry sector and the current level of economic activity.

     No company or transaction used as a comparison in the above analysis is identical to Scott & Stringfellow, BB&T or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

     The conclusion reached by S&S Brokerage in its opinion dated August 10, 1998 was reaffirmed as of the date of this Proxy Statement/Prospectus and is based solely upon the information available to S&S Brokerage and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in S&S Brokerage's opinion. S&S Brokerage has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after that date. Subsequent to the date S&S Brokerage rendered its original opinion, August 10, 1998, Scott & Stringfellow allocated $300,000 to S&S Brokerage's corporate finance department for S&S Brokerage's services performed in rendering the opinion.



EXCHANGE RATIO

     At the Effective Time, each share of Scott & Stringfellow Common Stock then outstanding will be converted into the right to receive one share of BB&T Common Stock, subject to adjustment if there is a stock split, stock dividend or similar recapitalization affecting BB&T Common Stock. No fractional shares of BB&T Common Stock will be issued in the Merger.

     Scott & Stringfellow shareholders should be aware that the actual market value of a share of BB&T Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Scott & Stringfellow Common Stock may be more or less than the actual market value of a share of BB&T Common Stock as of the date of the Meeting. Scott & Stringfellow shareholders are urged to obtain information on the trading value of BB&T Common Stock that is more recent than that provided in this Proxy Statement/Prospectus. See "SUMMARY -- Comparative Market Prices and Dividends."


EXCHANGE OF SCOTT & STRINGFELLOW COMMON STOCK CERTIFICATES

     At the Effective Time, by virtue of the Merger and without any action on the part of Scott & Stringfellow or the holders of Scott & Stringfellow Common Stock, each share of Scott & Stringfellow Common Stock issued and outstanding immediately before the Effective Time will be converted into and will represent the right to receive, upon surrender of the certificate representing such share of Scott & Stringfellow Common Stock as described below, one whole share of BB&T Common Stock (the "Merger Consideration"). Promptly after the Effective Time, BB&T will deliver or mail to each Scott & Stringfellow shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates that, immediately before the Effective Time, represented any shares of Scott & Stringfellow Common Stock. Upon surrender of these certificates or other satisfactory evidence of ownership, together with such letter of transmittal duly executed and completed in accordance with its instructions and such other documents as may be reasonably requested, BB&T will promptly transfer the Merger Consideration to the persons entitled thereto.

     HOLDERS OF SCOTT & STRINGFELLOW COMMON STOCK SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE TRANSMITTAL FORMS AND INSTRUCTIONS.

     Until surrendered as described above, each outstanding certificate that prior to the Effective Time represented one or more shares of Scott & Stringfellow Common Stock will be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Scott & Stringfellow Common Stock. BB&T will pay the Merger Consideration attributable to any certificate for Scott & Stringfellow Common Stock that has been lost or destroyed upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the Effective Time, no transfer of the shares of Scott & Stringfellow Common Stock outstanding immediately before the Effective Time will be made on the stock transfer books of BB&T.


THE MERGER AGREEMENT

     EFFECTIVE DATE AND TIME OF THE MERGER

     The Merger Agreement provides that the closing of the transactions contemplated therein will take place on the business day designated by BB&T that is not less than ten business days following the satisfaction of the conditions to the consummation of the Merger, or such later date as the parties may otherwise agree. The Effective Time will occur at the time and date specified in the Articles of Merger to be filed with the State Corporation Commission of Virginia and the Office of the Secretary of State of North Carolina. It is currently anticipated that the filing of the Articles of Merger will take place as soon as practicable following the date on which the Merger Agreement and the Plan of Merger are approved by the Scott & Stringfellow shareholders and all other conditions to the respective obligations of BB&T and Scott & Stringfellow to consummate the Merger have been satisfied or, to the extent waivable, waived. If the Merger is approved at the Meeting, it is currently anticipated that the filing of the Articles of Merger and the Effective Time will occur in January 1999.


     CONDITIONS TO THE MERGER

     The respective obligations of BB&T and Scott & Stringfellow to carry out the Merger and the other transactions contemplated by the Merger Agreement are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the Effective Time: (a) all corporate action necessary to authorize the execution, delivery and performance of the Merger Agreement and the Plan of Merger, and the consummation of the transactions contemplated thereby, must have been duly and validly taken, including the approval of the shareholders of Scott & Stringfellow of the Merger Agreement and the Plan of Merger; (b) BB&T's Registration Statement on Form S-4 (the "Registration Statement") (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended (the "Securities Act"), no proceedings may be pending or threatened by the Securities and Exchange Commission (the "Commission") to suspend the effectiveness of the Registration Statement, and the BB&T Common Stock to be issued in the Merger must either have been registered or be subject to exemption from registration under applicable state securities laws; (c) the parties must have received all regulatory approvals required in connection with the transactions contemplated by the Merger Agreement and the Plan of Merger, and all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect; (d) neither BB&T nor Scott & Stringfellow nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated by the Merger Agreement; and (e) Scott & Stringfellow and BB&T must have received an opinion of Scott & Stringfellow's legal counsel, McGuire, Woods, Battle & Boothe LLP, in form and substance satisfactory to Scott & Stringfellow and BB&T, substantially to the effect that the Merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and that the shareholders of Scott & Stringfellow will not recognize any gain or loss to the extent that they exchange shares of Scott & Stringfellow Common Stock for shares of BB&T Common Stock.

     The obligations of Scott & Stringfellow to carry out the transactions contemplated by the Merger Agreement are also subject to the satisfaction of the following additional conditions at or before the Effective Time, unless, where permissible, waived by Scott & Stringfellow: (a) BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed at or before the Effective Time; (b) the shares of BB&T Common Stock to be issued in the Merger must have been approved for listing on the NYSE, subject to official notice of issuance; and (c) Scott & Stringfellow must have received certain closing certificates and legal opinions from BB&T and its counsel.

     In addition, all representations and warranties of BB&T will be evaluated as of the Original Merger Agreement Date and as of the Effective Time as though made on and as of the Effective Time (or, in the case of any representation or warranty that specifically designates a different date, on the date designated), except as otherwise contemplated by the Merger Agreement or consented to in writing by Scott & Stringfellow. The representations and warranties of BB&T concerning (a) its capitalization, (b) its and its subsidiaries' organization and authority to conduct business, (c) its authorization and the binding nature of the Merger Agreement, (d) the absence of any conflict between the transactions contemplated by the Merger Agreement and the Articles of Incorporation of BB&T (the "BB&T Articles") or the Bylaws of BB&T (the "BB&T Bylaws") and (e) its forbearance from taking any actions that would negatively affect the tax-free treatment of the Merger or the receipt of necessary regulatory approvals must be true and correct (except for inaccuracies that are DE MINIMIS in amount). Moreover, there must not exist inaccuracies in any of the representations or warranties of BB&T set forth in the Merger Agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on BB&T.

     The obligations of BB&T to carry out the transactions contemplated by the Merger Agreement are also subject to satisfaction of the following additional conditions at or before the Effective Time, unless, where permissible, waived by BB&T: (a) no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of BB&T's Board of Directors (the "BB&T Board"), would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by the Merger Agreement as to render their consummation inadvisable or unduly burdensome; (b) Scott & Stringfellow must have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed at or before the Effective Time; (c) BB&T must have received certain closing certificates and legal opinions from Scott & Stringfellow and its counsel; and (d) BB&T must have received written agreements from affiliates of Scott & Stringfellow to the extent necessary to promote compliance with Rule 145 promulgated by the Commission.

     In addition, all representations and warranties of Scott & Stringfellow will be evaluated as of the Original Merger Agreement Date and as of the Effective Time as though made on and as of the Effective Time (or, in the case of any representation or warranty that specifically designates a different date, on the date designated), except as otherwise contemplated by the Merger Agreement or consented to in writing by BB&T. The representations and warranties of Scott & Stringfellow concerning (a) its capitalization, (b) its and the S&S Subsidiaries' organization and authority to conduct business, (c) its ownership of the S&S Subsidiaries, (d) its authorization and the binding nature of the Merger Agreement, (e) the absence of conflict between the transactions contemplated by the Merger Agreement and the Articles of Incorporation of Scott & Stringfellow (the "Scott & Stringfellow Articles") or the Bylaws of Scott & Stringfellow (the "Scott & Stringfellow Bylaws"), (f) its forbearance from taking any actions that would negatively affect the tax-free treatment of the Merger or the receipt of necessary regulatory approvals and
(g) actions taken to exempt the Merger from Virginia anti-takeover laws must be true and correct (except for inaccuracies that are DE MINIMIS in amount). Moreover, there must not exist inaccuracies in any of the representations or warranties of Scott & Stringfellow set forth in the Merger Agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on Scott & Stringfellow.


     CONDUCT OF SCOTT & STRINGFELLOW'S AND BB&T'S BUSINESS PRIOR TO THE EFFECTIVE TIME OF THE MERGER

     On September 22, 1998, Scott & Stringfellow declared a special cash dividend equal to $.20 per share of Scott & Stringfellow Common Stock (the "Special Dividend"), such Special Dividend was paid on October 15 and was in addition to Scott & Stringfellow's regular quarterly cash dividend of $.10 per share of Scott & Stringfellow Common Stock.

     Except with the prior written consent of BB&T, before the Effective Time Scott & Stringfellow may not, and must cause each of the S&S Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any subsidiary;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled dividends payable in cash on record dates and in amounts consistent with past practices and other than the Special Dividend, or permit or accept any contributions to capital or other increases in equity, except pursuant to (i) the exercise of stock options outstanding as of the Original Merger Agreement Date pursuant to the Scott & Stringfellow 1987 Stock Option Plan (the "Option Plan"), (ii) the Option Agreement, or (iii) the payment of principal on loans made pursuant to the Scott & Stringfellow Management Stock Purchase Loan Plan (the "S&S Stock Purchase Loan Plan") and secured by shares of Scott & Stringfellow Common Stock purchased under the S&S Stock Purchase Loan Plan;

     (c) issue any shares of its capital stock (except as permitted in (b) preceding), pursuant to conversion rights or otherwise; issue, grant or authorize any rights to acquire its capital stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

     (d) amend its Articles of Incorporation or Bylaws;

     (e) impose or permit imposition of any lien, charge or encumbrance on any material asset, or permit any such lien, charge or encumbrance to exist, except in the ordinary course of business;

     (f) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets material to its business or acquire any assets material to its business, other than in the ordinary course of its business; or waive or release any material right or cancel or compromise any debt or claim other than in the ordinary course of business;

     (g) with certain exceptions, increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in the ordinary course of business consistent with past practices, or change the commission payout schedule for its registered representatives;

     (h) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

     (i) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Scott & Stringfellow or any S&S Subsidiary, or any business combination with Scott & Stringfellow or any S&S Subsidiary other than as contemplated by the Merger Agreement; or authorize any officer, director, agent or affiliate of Scott & Stringfellow to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (i) does not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Scott & Stringfellow is advised in writing by legal counsel that in its opinion the failure so to furnish information or negotiate would likely constitute a breach of the fiduciary duty of the S&S Board to Scott & Stringfellow shareholders;

     (j) enter into any material (i) agreement, arrangement or commitment not made in the ordinary course of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Scott & Stringfellow or any S&S Subsidiary or guarantee by Scott & Stringfellow or any S&S Subsidiary of any obligation, (iii) agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (except for agreements with brokers, traders and investment bankers in the ordinary course of business consistent with past practice); or (iv) contract, agreement or understanding with a labor union;

     (k) change its underwriting, trading, investment banking, sales, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives;

     (l) change its method of accounting as in effect at June 27, 1997, except as required by changes in generally accepted accounting principles concurred in by BB&T or change in any material respect any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended June 27, 1997, except as required by changes in law or regulation;

     (m) incur any capital expenditures or obligation to make capital expenditures in excess of $100,000 for any one expenditure or $500,000 in the aggregate;

     (n) incur any indebtedness other than in the ordinary course of business;

     (o) take any action which would or would be reasonably likely to (i) cause the business combination contemplated by the Merger Agreement not to constitute a reorganization under Section 368 of the Code, (ii) result in any representation or warranty in the Merger Agreement being untrue in any material respect at or prior to the Effective Time, or (iii) cause any of the conditions precedent to the transactions contemplated by the Merger Agreement to fail to be satisfied; except, in each case, as may be required by applicable law or regulation; or

     (p) agree to do any of the foregoing.

     Except with the prior written consent of Scott & Stringfellow, between the Original Agreement Date and the Effective Time, BB&T must not, and must cause each of its subsidiaries to not take any action which would or would be reasonably likely to (i) cause the business combination contemplated by the Merger Agreement not to constitute a reorganization under Section 368 of the Code, (ii) result in any representation or warranty in the Merger Agreement being untrue in any material respect at or prior to the Effective Time, or
(iii) cause any of the conditions precedent to the transactions contemplated by the Merger Agreement to fail to be satisfied; except, in each case, as may be required by applicable law or regulation.


     WAIVER; AMENDMENT; TERMINATION; EXPENSES

     Except with respect to any required regulatory approval, BB&T or Scott & Stringfellow may at any time (whether before or after approval of the Merger Agreement and the Plan of Merger by the Scott & Stringfellow shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the Merger Agreement, the Plan of Merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the Merger Agreement or in the Plan of Merger or (c) the performance by the other party of any of its obligations set out therein. No such extension or waiver, or amendment or supplement of the Merger Agreement and the Plan of Merger executed after approval by the Scott & Stringfellow shareholders, however, may alter or change (i) the amount or kind of the Merger Consideration to be received in exchange for shares of Scott & Stringfellow Common Stock, (ii) any of the terms and conditions of the Plan of Merger if such alternation or change would adversely affect the shares of Scott & Stringfellow Common Stock, or (iii) any term of the Scott & Stringfellow Articles.

     If any of the conditions to the obligation of either party to complete the Merger are not fulfilled, such party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to Scott & Stringfellow's obligations, Scott & Stringfellow will, if appropriate under the circumstances, resolicit shareholder approval of the Merger Agreement and the Plan of Merger and in connection therewith provide appropriate information concerning such nonfulfillment.

     The Merger Agreement may be terminated, and the Merger may be abandoned:

     (a) at any time before the Effective Time, by the mutual consent in writing of BB&T and Scott & Stringfellow;

     (b) at any time before the Effective Time, by either party (i) if there is a material breach by the other party of any covenant or agreement contained in the Merger Agreement or (ii) if there is an inaccuracy of any representation or warranty of the other party contained in the Merger Agreement that would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in the Merger Agreement (see " -- Conditions to the Merger"); and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of 30 days following written notice of such breach to the party committing such breach or inaccuracy or the Effective Time;

     (c) at any time before the Effective Time, by either party in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated in the Merger Agreement cannot be satisfied or fulfilled before the date on which the Effective Time occurs (the "Closing Date"), and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings so as to provide the other party with the ability to refuse to consummate the Merger under the applicable standards set forth in the Merger Agreement;

     (d) at any time, by either party in writing, if any of the applications for prior regulatory approval are denied, and the time period for appeals and requests for reconsideration has run;

     (e) at any time, by either party in writing, if the shareholders of Scott & Stringfellow do not approve the Merger Agreement and the Plan of Merger; or

     (f) at any time following March 31, 1999, by either party in writing, if the Effective Time has not occurred by the close of business on such date and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings so as to provide the other party with the ability to refuse to consummate the Merger under the applicable standards set forth in the Merger Agreement.

     If the Merger Agreement is terminated pursuant to any of the provisions described above, both the Merger Agreement and the Plan of Merger will become void and have no effect, except that (a) provisions in the Merger Agreement relating to confidentiality and expenses will survive any such termination and
(b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy. The Option Agreement is governed by its own terms. See " -- The Option Agreement."

     Each party to the Merger Agreement will bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby, except that printing expenses and Commission registration fees incurred in connection with the Registration Statement will be borne 50% by BB&T and 50% by Scott & Stringfellow.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Scott & Stringfellow's management, including all of its directors, have certain interests in the Merger over and above their interests as shareholders of Scott & Stringfellow generally. The S&S Board was aware of these factors and considered them, among other matters, before approving the Merger Agreement and the Plan of Merger.


     EMPLOYMENT AGREEMENTS

     In connection with the Merger, it is anticipated that New S&S will enter into a five-year employment agreement with each of John Sherman, Jr., Steven C. DeLaney, Charles E. Mintz and Mike D. Johnston (referred to herein individually as an "Executive" and collectively as the "Executives"). The employment agreements will provide for the employment with New S&S of (i) Mr. Sherman as President and Chief Executive Officer, (ii) Mr. DeLaney as Executive Vice President -- Director -- Capital Markets, (iii) Mr. Mintz as Executive Vice President -- Director -- Retail Group, and (iv) Mr. Johnston as Senior Vice President and Chief Financial Officer.

     The employment agreement for each of the Executives provides that the Executive will receive a specified minimum base salary ($240,000 for Mr. Sherman, $175,000 for Messrs. DeLaney and Mintz, and $100,000 for Mr. Johnston), with a potential annual increase each year based on the performance of New S&S and the Executive. In addition, the Executive will participate in a bonus plan (the "Bonus Plan") each year (or partial year) under which the criteria both for earning a bonus and for determining the amount of such bonus will provide the Executive with an opportunity to earn a cash bonus at least equal to the opportunity which he had under the annual cash bonus program of Scott & Stringfellow immediately preceding the Merger. The Executive may elect irrevocably, however, within thirty days following the Closing Date, for up to 25% of the amount of any bonus earned under the Bonus Plan to be distributed to him in the form of options to acquire shares of BB&T Common Stock. Such options, if any, will be issued under the BB&T 1995 Omnibus Stock Incentive Plan on the same date as options are issued generally to employees of BB&T and its affiliates in the following year. In addition to the Bonus Plan, each Executive will participate in a Management Incentive Program (the "MIP"), which will provide the Executive the opportunity to earn a percentage (35% in the case of Mr. Sherman, 25% in the case of Messrs. DeLaney and Mintz and 15% in the case of Mr. Johnston) of (x) a specified annual bonus amount for each of the years in the period from 1999-2003 (the "MIP Period"), if the Pre-Tax Net Income of New S&S exceeds specified targets for such year, and (y) a specified cumulative bonus amount for the MIP Period, if the Pre-Tax Net Income of New S&S exceeds specified targets for the MIP Period as a whole, all as described in the MIP. The specified annual bonus and cumulative bonus amounts increase as the amount by which the Pre-Tax Net Income of New S&S exceeds the specified targets set forth in the MIP increases. Each Executive also will be entitled to receive, on the same basis as similarly situated officers of New S&S, employee pension (including 401(k)/profit sharing plan) and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance, stock option plan and similar indirect compensation that New S&S may from time to time extend to its similarly situated officers. Such benefits, taken as a whole, must be at least as favorable as those provided to the Executive by Scott & Stringfellow prior to the Merger.

     Each Executive's employment agreement provides that, if New S&S terminates his employment other than by reason of disability or for cause, the Executive will, if he complies with certain noncompetition provisions, be entitled to receive for the remainder of what would otherwise have been the term of the agreement an annual salary equal to the highest amount of cash compensation (including amounts under the cash bonus program maintained by Scott & Stringfellow, Inc. prior to the Effective Time and under the Bonus Plan, but excluding amounts under the MIP and amounts, if any, payable pursuant to the Executive and Employee Retention Plan described below (the "Retention Plan")) received during any of the immediately preceding five calendar years ("Termination Compensation"). If (i) New S&S assigns duties to an Executive requiring him to relocate more than 35 miles from Richmond, Virginia, (ii) New S&S effects a material change in an Executive's duties and responsibilities,
(iii) an Executive is terminated as a member of the Board of Directors of New S&S in violation of the Merger Agreement or (iv) New S&S otherwise breaches any of its material covenants or obligations contained in the employment agreements, and any of the foregoing is not cured within 30 days following receipt by New S&S of written notice thereof from the affected Executive, such Executive would be entitled to terminate his employment at any time within 60 days following such 30-day cure period and, upon such termination, be entitled to receive Termination Compensation. During any period in which payments of Termination Compensation are being made to an Executive in accordance with the foregoing, the Executive would continue to receive health insurance coverage from New S&S on the same terms as were in effect before the termination, either under New S&S's plans or comparable coverage, and would continue to be entitled to receive distributions under the Retention Plan.

     Each of the employment agreements provides that, if there is a "Change of Control" (as defined below) of New S&S or BB&T at any time after the Original Merger Agreement Date, the Executive may voluntarily terminate employment with New S&S at any time until two years after the Change of Control for "Good Reason" (as defined below) and (a) be entitled to receive in a lump sum (i) any compensation due but not yet paid through the date of termination and (ii) in lieu of any further salary payments from the date of termination to the end of the term of the employment agreement, an amount equal to the Termination Compensation times 2.99, (b) continue to participate in the same group hospitalization plan, health care plan, dental care plan, life or other insurance or death benefit plan, and any other present or future similar group employee benefit plan or program for which officers of New S&S generally are eligible, or comparable plans or coverage, for a period of three years following termination of employment by the Executive, on the same terms as were in effect either (A) at the date of termination, or (B) at the date of the Change of Control, if such plans and programs in effect before the Change of Control of New S&S or BB&T were, considered together as a whole, materially more generous to the officers of New S&S than such plans and programs at the date of termination, and (c) continue to receive distributions under the Retention Plan (subject to cessation in the event of death).

     "Good Reason" means the occurrence of any of the following events without the Executive's express written consent: (a) the assignment to the Executive of duties inconsistent with the duties of the Executive as described in the employment agreement; (b) the failure of New S&S to comply with the compensation provisions of the employment agreement; (c) an involuntary relocation of the Executive more than 35 miles from Richmond, Virginia; or (d) any purported termination of the employment of the Executive by New S&S that is not effected in accordance with the employment agreement.

     A "Change of Control" would be deemed to occur if (a) any person or group of persons (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) together with its affiliates, excluding employee benefit plans of New S&S or BB&T, is or becomes the beneficial owner of securities of New S&S or BB&T representing 20% or more of the combined voting power of New S&S's or BB&T's then outstanding securities; (b) as a result of a tender offer or exchange offer for the purchase of securities of New S&S or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who, at the beginning of any two-year period, constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board; (c) the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation; (d) the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; (e) BB&T sells or otherwise conveys to a person, other than an affiliate of BB&T, control of New S&S or causes New S&S to convey to such a person 50% or more of New S&S's assets; or (f) any other event occurs that the BB&T Board determines should constitute a Change of Control.

     Notwithstanding the foregoing, the employment agreements provide that if any of the payments to be made pursuant thereto would constitute a "parachute payment," as defined in Section 280G of the Code, the payments shall be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceed three times the "base amount," which is generally defined as the Executive's annualized includable compensation for the "base period," which is generally the most recent five taxable years of the Executive ending before the date of the change in control. Sections 280G and 4999 of the Code generally provide that if "parachute payments" are paid to an individual, everything above one time the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.


     RETENTION PLAN

     As of the Effective Time, New S&S will adopt the Retention Plan, pursuant to which a retention pool comprised of shares of BB&T Common Stock will be held for distribution. The number of such shares comprising the retention pool will be determined by dividing $15,000,000 by the average closing price per share of BB&T Common Stock on the NYSE Composite Transactions List (as reported by The Wall Street Journal) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the fifth trading day immediately preceding the Closing Date. The Retention Plan will provide certain specified management personnel and employees with the opportunity to receive a distribution of a specified percentage of the number of shares in the retention pool (rounded to the nearest whole share). Subject to the condition set forth in the following sentence, each such employee will be entitled to receive 15% of the shares of BB&T Common Stock to which he or she is entitled as of July 31, 1999, 20% as of July 31, 2000, 30% as of July 31, 2001 and 35% as of July 31, 2002 (each such July 31, a "Retention Vesting Date"). Except (i) as provided in any employment agreement with New S&S or (ii) as provided in the following paragraph, no distribution will be made under the Retention Plan with respect to any Retention Vesting Date to any employee who will not be actually employed by New S&S (or BB&T or another subsidiary of BB&T) continuously from the Effective Time through such Retention Vesting Date, and all rights to receive future distributions under the Retention Plan will be forfeited by any employee from and after the date of termination of the employment of such employee for any reason; provided, that, notwithstanding the foregoing, if (x) a "Change of Control" of BB&T shall occur and (y) all of John Sherman, Jr., Steven C. DeLaney and Charles E. Mintz shall be involuntarily terminated as employees of New S&S within six months following the effective date of such Change of Control, each employee participating in the Retention Plan who was continually employed by New S&S through the effective date of the Change of Control will be entitled to receive, within 30 days after the last of the terminations of employment referenced in

(y) above, such employee's specified percentage of the shares of BB&T Common Stock remaining in the retention pool. The Retention Plan will provide for the registration with the Commission of the shares of BB&T Common Stock to be distributed thereunder.

     Notwithstanding anything in the preceding paragraph to the contrary, if an employee who would otherwise be eligible to participate in the Retention Plan becomes unable to carry out the essential functions of his employment by New S&S (or BB&T or another subsidiary of BB&T) by reason of physical or mental disability but continues to receive salary payments and benefits pending termination of his or her employment on account of disability, such employee will be deemed for purposes of the Retention Plan to have been continuously employed during the period such salary payments and benefits continue (the "Compensation Continuation Period"); provided, however, that the number of shares distributable to such employee as of a Retention Vesting Date occurring during a Compensation Continuation Period will be prorated based on the number of days such employee actively rendered services for New S&S (or BB&T or another subsidiary of BB&T).


     NEW S&S BOARD

     The Merger Agreement provides that, at the Effective Time of the Subsidiary Merger, BB&T will elect a Board of Directors of New S&S comprised of
S. Buford Scott, Frederic S. Bocock, John Sherman, Jr., Steven C. DeLaney, Charles E. Mintz (each of whom is a director of Scott & Stringfellow) and seven additional members selected by BB&T. S. Buford Scott will be offered the position of the initial Chairman of the Board of Directors, and Frederic S. Bocock will be offered the position of the initial Vice Chairman of the Board of Directors. Messrs. Scott and Bocock will remain on the Board of Directors of New S&S until they reach age 70, and Messrs. Sherman, DeLaney and Mintz will remain on the Board of Directors of New S&S for so long as they are employed by New S&S pursuant to the employment agreements, in each case subject to (i) his eligibility and willingness to serve and (ii) the conditions that he has complied with all fiduciary duties to BB&T and New S&S, has not been involved in any action that disqualifies him from serving or that would bring discredit to BB&T, New S&S or any other entity affiliated with BB&T, and has carried out his duties to BB&T and New S&S in a reasonably competent, businesslike and attentive manner. No member of the Board of Directors of New S&S will receive compensation for services provided in such capacity.


     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Merger Agreement provides that BB&T or one of its subsidiaries will purchase and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Scott & Stringfellow for acts or omissions occurring before the Effective Time. This insurance will provide at least the same coverage and amounts as contained in Scott & Stringfellow's policy on the Original Merger Agreement Date, except that in no event is BB&T obligated to pay an annual premium exceeding 150% of the annual premium on Scott & Stringfellow's policy (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure this insurance coverage exceeds the Maximum Amount, BB&T will use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. In addition, for a period of six years following the Effective Time, BB&T has agreed to indemnify (and advance expenses to) all individuals who are or have been officers, directors or employees of Scott & Stringfellow or any S&S Subsidiary prior to the Effective Time ("Indemnified Parties") from any acts or omissions (including any acts or omissions taken in connection with the transactions contemplated by the Merger Agreement) in such capacities prior to the Effective Time, to the fullest extent that such indemnification is provided pursuant to the Scott & Stringfellow Articles on the Original Merger Agreement Date and is permitted under the Virginia Stock Corporation Act (the "VSCA"); provided, that (i) any determination as to whether a purported Indemnified Party's conduct complied with the standards set forth under Virginia law or the Scott & Stringfellow Articles must be made by independent counsel (which cannot be counsel that provides material services to BB&T) selected by BB&T and reasonably acceptable to the purported Indemnified Party and (ii) in the absence of applicable Virginia judicial precedent to the contrary, such counsel, in making such determination, must presume that the conduct in question complied with the applicable standards, and BB&T will have the burden to demonstrate that such conduct failed to comply with such standards. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Exculpation and Indemnification -- Scott & Stringfellow."


REGULATORY CONSIDERATIONS

     Consummation of the Merger is conditioned on the receipt by BB&T and Scott & Stringfellow of all necessary approvals by governmental regulatory agencies. Consummation of the Merger is also conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. BB&T anticipates that the regulatory approvals described herein will be obtained in time to allow for consummation of the Merger in January 1999, but there is no assurance that all of such regulatory approvals will be obtained so as to permit consummation of the Merger or that such approvals will not be conditioned upon matters that would cause the parties to abandon the Merger. There likewise is no assurance that an antitrust regulatory body will not challenge the Merger or, if such challenge is made, as to the results thereof. See " -- The Merger Agreement -- Conditions to the Merger."

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under Section 4 of the Bank Holding Company Act (the "BHC Act") and the Federal Reserve's implementing regulation thereunder, Regulation Y, which approval has been received. Under Section 4 of the BHC Act and Regulation Y, BB&T is obligated to provide the Federal Reserve with written notice before acquiring ownership or control of the shares of a company, such as Scott & Stringfellow, that is engaged in nonbanking activities. Such notice is deemed approved by the Federal Reserve 60 days after the notice is deemed complete, unless the Federal Reserve issues an order disapproving the transaction or extending the time for consideration. In considering a notice submitted in connection with a transaction such as the Merger, the BHC Act requires that the Federal Reserve consider whether performance of the proposed activity by a bank holding company or a subsidiary of such company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. In addition, because a transaction such as the Merger involves the acquisition of a nonbanking firm by a bank holding company, Regulation Y requires that additional information be included in the notice, including evidence that the proposed activity is so closely related to banking or managing or controlling banks as to be a proper incident thereto, or, if the Federal Reserve previously determined by order that the activity is permissible for a bank holding company to conduct, a commitment to comply with all the conditions and limitations established by the Federal Reserve governing the activity. Further, because a transaction such as the Merger involves a bank holding company subsidiary that will be engaged in securities underwriting and dealing activities, the Federal Reserve requires that additional information be provided with respect to the Merger, including information on revenues derived from such securities activities, in order to determine whether the subsidiary following consummation of the transaction will be in compliance with Section 20 of the Glass-Steagall Act. Under the Federal Reserve's application of Section 20 of the Glass-Steagall Act, no more than 25% of the gross revenues of the subsidiary may be derived from underwriting or dealing in securities that member banks may not underwrite or deal in.

     In addition to the foregoing, certain self-regulatory organizations of which S&S Brokerage or Craigie are members, including, without limitation, the National Association of Securities Dealers, Inc. (the "NASD") and the NYSE, may require notices, approvals or consents before the Subsidiary Merger may be consummated.

     BB&T and Scott & Stringfellow are not aware of any other governmental approvals or actions that are required for consummation of the Merger or the Subsidiary Merger, except as described above. Should any other approval or action be required, it is contemplated presently that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Merger or would not be conditioned in a manner that would cause BB&T to abandon the Merger as permitted by the Merger Agreement.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT APPLY TO SPECIAL CATEGORIES OF SHAREHOLDERS, SUCH AS SCOTT & STRINGFELLOW SHAREHOLDERS WHO RECEIVED THEIR SCOTT & STRINGFELLOW COMMON STOCK AS COMPENSATION.

     McGuire, Woods, Battle & Boothe LLP, counsel for Scott & Stringfellow, has advised Scott & Stringfellow that, in their opinion:

      (i) No gain or loss will be recognized for federal income tax purposes by Scott & Stringfellow shareholders upon the exchange in the Merger of Scott
   & Stringfellow Common Stock solely for BB&T Common Stock.

      (ii) The basis of BB&T Common Stock received in the Merger by Scott & Stringfellow shareholders will be the same as the basis of the shares of Scott & Stringfellow Common Stock surrendered in exchange therefor.

      (iii) The holding period of the BB&T Common Stock received in the Merger by a Scott & Stringfellow shareholder will include the holding period of the shares of Scott & Stringfellow Common Stock surrendered in exchange therefor, provided such shares of Scott & Stringfellow Common Stock were held as capital assets at the Effective Time.

     In addition, consummation of the Merger is conditioned, among other things, upon receipt by Scott & Stringfellow and BB&T of an opinion of McGuire, Woods, Battle & Boothe LLP, dated as of the Closing Date, that:

      (i) the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, and

      (ii) no gain or loss will be recognized by Scott & Stringfellow shareholders who receive BB&T Common Stock in exchange for their shares of Scott & Stringfellow Common Stock.

     Scott & Stringfellow and BB&T do not currently intend to waive the receipt of such tax opinions; however, if receipt of such tax opinions were waived and the material federal income tax consequences of the Merger were materially different from those summarized above, Scott & Stringfellow would resolicit its shareholders prior to consummating the Merger. The tax opinion of McGuire, Woods, Battle & Boothe LLP, as summarized above, will be based, among other things, on representations relating to certain facts and circumstances of, and the intentions of the parties to, the Merger.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SCOTT & STRINGFELLOW SHAREHOLDER AND OTHER FACTORS, EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX
LAWS).


ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for under the purchase method of accounting, pursuant to which BB&T will record the tangible and identifiable intangible assets acquired and liabilities assumed at their fair market values at the time of consummation of the Merger. Any excess of the Merger Consideration over the sum of the fair market values of tangible and identifiable intangible assets acquired less liabilities assumed will be recorded as goodwill. Any goodwill recorded is expected to be amortized over of the period of expected benefit. BB&T's reported income will include the operations of Scott & Stringfellow after the Merger, and BB&T's financial statements issued after consummation of the Merger will reflect the impact of Scott & Stringfellow. Financial statements of BB&T issued after consummation of the Merger would not be restated retroactively to reflect Scott & Stringfellow's historical financial position or results of operations. The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the purchase method of accounting.



THE OPTION AGREEMENT

     GENERAL

     As a condition to BB&T entering into the Merger Agreement, Scott & Stringfellow (as issuer) entered into the Option Agreement with BB&T (as grantee), pursuant to which Scott & Stringfellow granted an option (the "Option") to BB&T to purchase from Scott & Stringfellow up to 654,629 shares of Scott & Stringfellow Common Stock (subject to adjustment in certain circumstances, but not to exceed 19.9% of the shares of Scott & Stringfellow Common Stock outstanding upon any exercise of the Option) at a price of $26.75 per share (subject to adjustment under certain circumstances, as described below) (the "Purchase Price"). The purchase of any shares of Scott & Stringfellow Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the BHC Act, and to BB&T's compliance with its covenants in the Merger Agreement.

     The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now, or before the Effective Time, be interested in acquiring all of or a significant interest in Scott & Stringfellow from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of Scott & Stringfellow with a higher current market price than the value of a share of BB&T Common Stock to be received for each share of Scott & Stringfellow Common Stock pursuant to the Merger Agreement.

     The Option Agreement is filed as an exhibit to the Registration Statement, and reference is made thereto for the complete terms of the Option Agreement and the Option. The following discussion is qualified in its entirety by reference to the Option Agreement. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49.


EXERCISABILITY

     If BB&T is not in material breach of the Option Agreement or its covenants and agreements contained in the Merger Agreement and if no injunction or other court order against delivery of the shares covered by the Option is in effect, BB&T may generally exercise the Option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

     (a) without BB&T's prior written consent, Scott & Stringfellow authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (i) a merger, consolidation or similar transaction involving Scott & Stringfellow or any significant S&S Subsidiary, (ii) the sale, lease, exchange or other disposition of 25% or more of the consolidated assets of Scott & Stringfellow and the S&S Subsidiaries (other than a sale of loan receivables in a financing transaction in the normal course of business consistent with past practices) or (iii) the issuance, sale or other disposition of securities representing 25% or more of the voting power of Scott & Stringfellow or any significant S&S Subsidiary; or

     (b) any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 25% or more of the then outstanding shares of Scott & Stringfellow Common Stock.

The obligation of Scott & Stringfellow to issue shares of Scott & Stringfellow Common Stock upon exercise of the Option will be deferred (but will not terminate) (i) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.


     TERMINATION

     The Option will terminate upon the earliest to occur of the following events: (a) the Effective Time; (b) subject to clause (e) below, the termination of the Merger Agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by Scott & Stringfellow of a covenant or agreement in the Merger Agreement or an inaccuracy in Scott & Stringfellow's representations or warranties in the Merger Agreement of a nature entitling BB&T to terminate (a "Default Termination")); (c) 12 months after a Default Termination; (d) 12 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) subject to clause (d) above, 12 months after a termination of the Merger Agreement based on the failure of the shareholders of Scott & Stringfellow to approve the Merger Agreement and the Plan of Merger.


     A "Preliminary Purchase Event" is defined as either of the following:

     (a) the commencement by any third party of a tender or exchange offer such that it would thereafter own 25% or more of the then outstanding shares of Scott & Stringfellow Common Stock or the filing of a registration statement with respect to such an offer, or

     (b) the failure of the shareholders of Scott & Stringfellow to approve the Merger Agreement, the failure of the Meeting to have been held, the cancellation of the Meeting prior to the termination of the Merger Agreement or the S&S Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the Merger Agreement, in any case after a third party: (i) proposes to engage in an Acquisition Transaction, (ii) commences a tender offer or files a registration statement under the Securities Act with respect to an exchange offer such that it would thereafter own 25% or more of the outstanding shares of Scott & Stringfellow Common Stock or (iii) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

     To the knowledge of BB&T and Scott & Stringfellow, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this Proxy Statement/Prospectus.


     ADJUSTMENTS

     The Option Agreement provides for certain adjustments in the Option if there is any change in Scott & Stringfellow Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or if any additional shares of Scott & Stringfellow Common Stock are issued before termination of the Option.


     REPURCHASE RIGHTS

     At the request of the holder of the Option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), Scott & Stringfellow must, if the Option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the Option and (b) all shares of Scott & Stringfellow Common Stock purchased by the holder pursuant to the Option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

     (a) the aggregate Purchase Price paid by the holder for any shares of Scott & Stringfellow Common Stock acquired pursuant to the Option with respect to which the holder then has beneficial ownership, plus

     (b) the excess, if any, of (i) the Applicable Price (as defined in the Option Agreement) for each share of Scott & Stringfellow Common Stock over the Purchase Price, multiplied by (ii) the number of shares of Scott & Stringfellow Common Stock with respect to which the Option has not been exercised, plus

     (c) the excess, if any, of (i) the Applicable Price over the Purchase Price paid (or payable, in the case of shares of Scott & Stringfellow Common Stock covered by the Option with respect to which the Option has been exercised but the closing date for the purchase has not occurred) by the holder for each share of Scott & Stringfellow Common Stock with respect to which the Option has been exercised and with respect to which the holder then has beneficial ownership, multiplied by (ii) the number of such shares.

     A "Repurchase Event" occurs if: (a) any third party acquires actual ownership or control of, or any "group" (as such term is defined under the Exchange Act) is formed that has acquired actual ownership or control of, 50% or more of the then outstanding shares of Scott & Stringfellow Common Stock, or
(b) any of the merger or other business combination transactions described in subsections (a) through (d) in the paragraph below describing substitute options is consummated.


     SUBSTITUTE OPTIONS

     If, before the termination of the Option Agreement, Scott & Stringfellow enters into an agreement:

     (a) to consolidate with or merge into any third party where Scott & Stringfellow will not be the continuing or surviving corporation of the consolidation or merger;

     (b) to permit any third party to merge into Scott & Stringfellow with Scott & Stringfellow as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of Scott & Stringfellow Common Stock are changed into or exchanged for stock or other securities of Scott & Stringfellow or any other person or cash or any other property, or the outstanding shares of Scott & Stringfellow Common Stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

     (c) to permit any third party to acquire all of the outstanding shares of Scott & Stringfellow Common Stock pursuant to a statutory share exchange; or

     (d) to sell or otherwise transfer all or substantially all of its assets to any third party,

then, in each case, the agreement governing such transaction must provide that the Option will be converted or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Scott & Stringfellow's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the Option Agreement.


     REGISTRATION RIGHTS

     The Option Agreement grants to BB&T and any permitted transferee of the Option certain rights to require Scott & Stringfellow to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of Scott & Stringfellow Common Stock or other securities that have been acquired by, or are issuable to, BB&T or any permitted transferee upon exercise of the Option.


EFFECT ON EMPLOYEES, EMPLOYEE BENEFIT PLANS AND STOCK OPTIONS

     EMPLOYEES

     At the Effective Time, all employees of Scott & Stringfellow or any of the S&S Subsidiaries ("S&S Employees") will become employees of New S&S. The Merger Agreement provides that New S&S will maintain following the Effective Time the 401(k)/profit sharing, group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available prior to the Effective Time to S&S Employees (except for the Scott & Stringfellow Employee Stock Purchase Plan (the "S&S Stock Purchase Plan")), subject to the right of the Board of Directors of New S&S to amend or terminate such benefit plans and programs. For purposes of determining eligibility to participate in and the vesting of benefits under any such plan or program (but not for purposes of the accrual of benefits) and for purposes of applying any preexisting condition exclusions or actively-at-work requirements under any welfare benefit plan of New S&S, New S&S will treat service with Scott & Stringfellow or any S&S Subsidiary as service with New S&S. Any covered expenses incurred by the S&S Employees on or prior to the Effective Time will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the extent that such expenses are taken into account for the benefit of similarly situated employees of New S&S. Without limiting the generality of the foregoing, BB&T has agreed (i) to make a lump sum severance payment to any S&S Employee whose employment is terminated by New S&S without fault of the S&S Employee within one year following the Closing Date, such payment to equal the product of (A) the S&S Employee's weekly base salary as of the effective date of his or her termination times (B) a number of weeks equal to one week for each year that the S&S Employee served as such (but not fewer than two weeks), (ii) to assume or to cause New S&S to assume as of the Effective Time all employment agreements, severance agreements and all agreements in respect of the Scott & Stringfellow Deferred Compensation Plan that Scott & Stringfellow or the S&S Subsidiaries have with their current and former employees and directors, except to the extent any such agreements will be superseded or terminated at or following the Closing Date, and (iii) if the Effective Time is prior to December 31, 1998, to cause New S&S to pay bonuses to S&S Employees for 1998, in an aggregate amount consistent with past practice, as determined by the Compensation Committee of the S&S Board as constituted immediately prior to the Effective Time (the "S&S Compensation Committee"). The bonus pool will be established by disregarding all extraordinary expenses related to the Merger. The bonus pool will be allocated among S&S Employees in the sole discretion of the S&S Compensation Committee.


     EMPLOYEE STOCK PURCHASE PLAN

     The S&S Stock Purchase Plan has been terminated.


     STOCK OPTIONS

     At the Effective Time, each option to purchase shares of Scott & Stringfellow Common Stock (the "Stock Options") under the Stock Option Plan which by its terms does not lapse on or before the Effective Time, whether or not then exercisable, will be converted into and become rights with respect to BB&T Common Stock, and BB&T will assume each Stock Option in accordance with the terms of the Stock Option Plan and each stock option agreement evidencing such Stock Option, except that from and after the Effective Time (i) BB&T and its Compensation Committee will be substituted for Scott & Stringfellow and the Committee of Scott & Stringfellow's Board of Directors administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option will equal the number of shares of Scott & Stringfellow Common Stock subject to such Stock Option immediately prior to the Effective Time, and (iv) the per share exercise price under each such Stock Option will be the same as the per share exercise price under each such Stock Option immediately prior to the Effective Time. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above will be met; (B) such substitution will not constitute a modification, extension or renewal, within the meaning of the Code, of any of the Stock Options which are incentive stock options; and
(C) the substituted options will continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan granting each Stock Option. Each Stock Option which is an incentive stock option will be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as to continue as an incentive stock option under
Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code.

     As soon as practicable following the Effective Time, BB&T will deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and will continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options, and as soon as practicable after the Effective Time, BB&T will file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or include any converted or substitute options under an existing registration statement, with respect to the shares of BB&T Common Stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding.

     Based on Stock Options outstanding as of the Original Merger Agreement Date and subsequent exercises, options to purchase an aggregate of up to approximately 401,858 shares of Scott & Stringfellow Common Stock may be outstanding at the Effective Time. Any shares of Scott & Stringfellow Common Stock issued pursuant to the exercise of Stock Options under the Stock Option Plan before the Effective Time will be converted into shares of BB&T Common Stock in the same manner as other outstanding shares of Scott & Stringfellow Common Stock.


RESTRICTIONS ON RESALES BY AFFILIATES

     All shares of BB&T Common Stock issuable in the Merger will be registered under the Securities Act and will be freely transferable, except that any such shares received by "persons" who are deemed to be "affiliates" (as such terms are defined under the Securities Act) of Scott & Stringfellow at the Effective Time may be resold by them only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Those who may be deemed affiliates of Scott & Stringfellow generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Scott & Stringfellow and include certain executive officers and directors of Scott & Stringfellow. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouse, relatives and spouse's relatives who in each case live in the same home as the affiliate.

     The Merger Agreement requires Scott & Stringfellow to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that such person will not offer or otherwise dispose of any shares of BB&T Common Stock issued to that person in the Merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.


                            INFORMATION ABOUT BB&T

GENERAL

     BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia and the District of Columbia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia and the District of Columbia. BB&T's bank subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), Branch Banking and Trust Company of South Carolina ("BB&T-SC"), Branch Banking and Trust Company of Virginia ("BB&T-VA"), Franklin National Bank of Washington D.C. ("FNB") and BB&T Bankcard Corporation. The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina, which in turn owns all of the issued and outstanding shares of BB&T-SC, BB&T Financial-VA, which in turn owns all of the issued and outstanding shares of BB&T-VA, and FNB.


SUBSIDIARIES

     BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 350 banking offices throughout North Carolina and 28 offices in the metropolitan Washington, D.C. area. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Additional subsidiaries of BB&T-NC include Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

     BB&T-SC serves South Carolina through 92 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

     BB&T-VA offers a full range of commercial and retail banking services through 61 banking offices in the Hampton Roads and Richmond areas and the southern, central and southwestern regions of Virginia.

     FNB, the banking subsidiary of Franklin Bancorporation, Inc. ("Franklin"), of Washington, D.C., was acquired on July 1, 1998 and operates nine banking offices in the metropolitan Washington D.C. area.

     Regional Acceptance Corporation ("RAC"), of Greenville, North Carolina, was acquired on September 1, 1996. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles.

     Craigie is a registered broker-dealer with offices in Richmond, Virginia and Charlotte, North Carolina that specializes in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets. Phillips Factors Corporation buys and manages account receivables primarily in the furniture, textiles and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. ("Sheffield") specializes in loans to small commercial lawn care businesses across the country.


ACQUISITIONS

     BB&T's profitability and market share have been enhanced through both internal growth and acquisitions during recent years. Specifically, BB&T has expanded by both the acquisition of financial institutions (including thrift institutions) and the purchase of deposits and assets from the Resolution Trust Corporation in federally assisted transactions.

     On October 1, 1997, BB&T completed the acquisition of the investment banking firm Craigie. Craigie's public finance department provides investment banking services, financial advisory services and municipal bond financing to a variety of regional tax-exempt issuers. The firm's corporate finance department specializes in raising capital for corporate clients and has an active mergers and acquisitions practice.

     On December 1, 1997, BB&T completed the acquisition of Virginia First Financial Corporation, which was a Virginia corporation that served as the holding company for Virginia First Savings Bank, F.S.B. ("VFSB"), in a transaction accounted for as a purchase. Effective April 17, 1998, VFSB, which operated 23 banking offices in the south, central and southwestern areas of Virginia, was merged into BB&T-VA.

     On March 1, 1998, BB&T completed the acquisition of Life Bancorp, Inc., which was a Virginia corporation that served as the holding company for Life Savings Bank, F.S.B. ("LSB"), in a transaction accounted for as a pooling of interests. Effective August 14, 1998, LSB was merged into BB&T-VA.

     On June 18, 1998, BB&T completed the acquisition of Dealers Credit Inc. ("DCI"), a commercial finance company based in Menomonee Falls, Wisconsin that specializes in extending secured, installment loan credit and direct financing lease credit to commercial, agricultural, municipal and consumer end-users of turf care equipment, outdoor power equipment, agricultural equipment and related products. DCI was merged into Refloat, Inc., the holding company for Sheffield, and its assets were transferred to Sheffield immediately thereafter.


     On June 30, 1998, BB&T completed the acquisition of W.E. Stanley & Company, Inc. and two of its sister companies (collectively, "W.E. Stanley"). W.E. Stanley operates as a wholly owned subsidiary of BB&T-NC under the name W.E. Stanley & Company, Inc.

     On July 1, 1998, BB&T completed the acquisition of Franklin in a transaction accounted for as a pooling of interests. BB&T intends to convert the systems of FNB into BB&T-NC during the first quarter of 1999.

     Also on July 1, 1998, BB&T established BB&T Bankcard Corporation, a special purpose credit card bank headquartered in Columbus, Georgia.

     BB&T completed the acquisition of Maryland Federal Bancorp, Inc., a unitary savings and loan holding company and the sole shareholder of Maryland Federal Bank ("MFB"), on September 30, 1998 and effected the merger of MFB, which has 28 branch offices in the metropolitan Washington D.C. area, into BB&T-NC in November 1998. The transaction was accounted for as a purchase. MFB primarily engages in the business of attracting deposits from the general public and investing such deposits primarily in permanent loans secured by first liens on one-to-four family residential properties and, to a lesser extent, commercial real estate located in MFSL's market area and in consumer loans.

     On August 27, 1998, BB&T announced an agreement to acquire MainStreet Financial Corporation ("MainStreet") in a stock transaction valued at $554.3 million, or $38.87 per MainStreet share based on BB&T's closing price of $32.94 on Tuesday, August 25, 1998. The exchange ratio will be 1.18 shares of BB&T Common Stock for each share of MainStreet common stock. MainStreet, with approximately $2 billion in assets, is the parent company to 11 community banks located in markets in southwestern, central and northern Virginia and metropolitan Washington D.C. It operates 46 banking offices in Virginia and three banking offices in Maryland. The acquisition, which will be accounted for as a pooling of interests, is subject to approval of regulators and MainStreet shareholders and is expected to be completed in the first quarter of 1999.

     BB&T expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of an additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T Common Stock. Moreover, such acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.


CAPITAL

     The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At September 30, 1998, BB&T's Tier 1 and total capital ratios were 10.0% and 14.8%, respectively. Effective January 1, 1997, with mandatory compliance as of January 1, 1998, the Federal Reserve also requires certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required, among other things, to hold additional capital.

     The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. BB&T meets such criteria and its leverage ratio requirement is 3%. All other bank holding companies generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 1998 was 7.1%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

     The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 1998.


DEPOSIT INSURANCE ASSESSMENTS

     The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 40% of the deposits of BB&T-NC and BB&T-SC and a portion of the deposits of BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

     Pursuant to budget reconciliation legislation enacted in 1996, the FDIC imposed a special assessment on SAIF-assessable deposits of 65.7 basis points per $100 of SAIF-assessable deposits in order to increase the SAIF's net worth to

1.25 percent of SAIF-insured deposits as of October 1, 1996. Certain institutions that engaged in thrift acquisitions, including BB&T-NC, received a 20 percent discount on the assessment. As a result, the pre-tax impact of the special assessment on BB&T was approximately $38 million, and was recorded as an expense as of September 30, 1996.

     The FDIC has since lowered the assessment rates for SAIF-insured deposits, effective January 1, 1997, to the same levels as the assessment rates currently applicable to BIF-insured deposits. For the semi-annual period beginning June 30, 1998, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because the 1996 legislation requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing BIF-insured deposits an additional 1.22 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.10 basis points per $100 of deposits, in each case on an annualized basis, to cover those obligations.


                    INFORMATION ABOUT SCOTT & STRINGFELLOW

     Information about Scott & Stringfellow can be found in Scott & Stringfellow's Annual Report on Form 10-K for the fiscal year ended June 26, 1998 and Scott & Stringfellow's Quarterly Report on Form 10-Q for the quarter ended September 25, 1998, as amended on Form 10-Q/A filed November 17, 1998, each of which is incorporated herein by reference. A copy of such Form 10-K and such Form 10-Q/A accompanies this Proxy Statement/Prospectus.


                       DESCRIPTION OF BB&T CAPITAL STOCK

GENERAL


     The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share (the "BB&T Preferred Stock"). As of October 31, 1998, there were 290,968,400 shares of BB&T Common Stock issued and outstanding. There were no shares of BB&T Preferred Stock issued and outstanding as of such date, although 2,000,000 shares of BB&T Preferred Stock have been designated as Series B Junior Participating Preferred Stock (the "BB&T Junior Preferred Stock") and are reserved for issuance in connection with BB&T's shareholder rights plan. See " -- Shareholder Rights Plan." Based on the number of shares of Scott & Stringfellow Common Stock outstanding at the Record Date, it is estimated that approximately 3,516,446 shares of BB&T Common Stock would be issued in the Merger.



BB&T COMMON STOCK

     Each share of BB&T Common Stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T Common Stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T Common Stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T Common Stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T Common Stock are subject to any preferences provided for by resolution of the BB&T Board for any series of BB&T Preferred Stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholders rights plan provide that holders of such shares will have rights and privileges that are substantially identical to those of holders of BB&T Common Stock.

     The transfer agent and registrar for BB&T Common Stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T Common Stock to be issued in the Merger.


BB&T PREFERRED STOCK

     Under the BB&T Articles, BB&T may issue shares of BB&T Preferred Stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T Preferred Stock issued may rank senior to the BB&T Common Stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T Preferred Stock may have class or series voting rights. Under certain circumstances, the issuance of BB&T Preferred Stock or the existence of the unissued BB&T Preferred Stock may tend to discourage or render more difficult a merger or other change in control of BB&T. See " -- Shareholder Rights Plan."


SHAREHOLDER RIGHTS PLAN

     BB&T has adopted a shareholder rights plan pursuant to which holders of shares of BB&T Common Stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as BB&T's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of BB&T, could have the effect of discouraging a business combination that shareholders believe to be in their best interests. The provisions of BB&T's shareholder rights plan are discussed below.

     On December 17, 1996, the BB&T Board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of BB&T Common Stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of BB&T Common Stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Each Right entitles the registered holder to purchase from BB&T a unit consisting of one-hundredth of a share (a "Unit") of BB&T Junior Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

     Initially, the Rights will be attached to all BB&T Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined in the Rights Agreement) will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of BB&T Common Stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T Common Stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T Common Stock or (c) 10 business days after the BB&T Board declares any Person to be an "Adverse Person," as described in the following paragraph.

     The BB&T Board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T Common Stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T Common Stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (i) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T Common Stock beneficially owned by such person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (ii) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (iii) such beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of BB&T Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T Common Stock issued before the Distribution Date will be issued with Rights.

     If the BB&T Board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then outstanding shares of BB&T Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (a) upon exercise and payment of the exercise price, BB&T Common Stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the Right or
(b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T Common Stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the Right and the value of the consideration that would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by BB&T as set forth below.

     For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T Common Stock (or other consideration, as noted above) for $145.00. Assuming that the BB&T Common Stock had a per share value of $36.25 at such time, the holder of each valid Right would be entitled to purchase eight shares of BB&T Common Stock for $145.00. Alternatively, at the discretion of the BB&T Board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to BB&T Common Stock (or other consideration, as noted above) worth $145.00.

     If, at any time following the Stock Acquisition Date, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution if certain events occur.

     In general, BB&T may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the BB&T Board that any person is an Adverse Person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T Common Stock in a transaction or series of transactions not involving BB&T and if there are no other Acquiring Persons or Adverse Persons.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

     The Rights Agreement is filed as an exhibit to a Registration Statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the Commission. This registration statement and the Rights Agreement are incorporated by reference in this Proxy Statement/Prospectus, and reference is made to them for the complete terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "WHERE YOU CAN FIND MORE INFORMATION" on page 49.

CERTAIN PROVISIONS OF THE NCBCA, BB&T ARTICLES AND BB&T BYLAWS

     Certain provisions of the North Carolina Business Corporation Act (the "NCBCA"), the BB&T Articles and the BB&T Bylaws deal with matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the BB&T Board to issue shares of BB&T Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and all of its shareholders. The following describes the principal provisions of the NCBCA applicable to BB&T, the BB&T Articles and BB&T Bylaws that may be deemed to have anti-takeover effects.


     CONTROL SHARE ACQUISITION ACT

     The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "COMPARISON OF SHAREHOLDERS' RIGHTS -- Anti-takeover Statutes."


     PROVISIONS REGARDING THE BB&T BOARD

     The provisions of the BB&T Articles and the BB&T Bylaws with respect to the classification of the BB&T Board and the removal of directors only for cause could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of BB&T. For a description of such provisions, see "COMPARISON OF SHAREHOLDERS' RIGHTS -- Directors."


MEETING OF SHAREHOLDERS; SHAREHOLDERS' NOMINATIONS AND PROPOSALS

     Under the BB&T Bylaws, meetings of the shareholders may be called by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

     Certain procedures governing the submission of nominations for directors and other proposals by shareholders may have some deterrent effect on shareholder actions designed to result in change of control in BB&T. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Notice of Shareholder Nominations and Shareholder Proposals."


                      COMPARISON OF SHAREHOLDERS' RIGHTS

     At the Effective Time, holders of Scott & Stringfellow Common Stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T Common Stock and holders of Scott & Stringfellow Common Stock. Since BB&T is organized under the laws of the State of North Carolina and Scott & Stringfellow is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of BB&T Common Stock and those of holders of Scott & Stringfellow Common Stock arise from differing provisions of the NCBCA and the VSCA in addition to differing provisions of their respective articles of incorporation and bylaws.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T Common Stock and holders of Scott & Stringfellow Common Stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the VSCA and the governing corporate instruments of BB&T and Scott & Stringfellow, to which the shareholders of Scott & Stringfellow are referred.


AUTHORIZED CAPITAL STOCK

     BB&T

     BB&T's authorized capital stock consists of 500,000,000 shares of BB&T Common Stock and 5,000,000 shares of BB&T Preferred Stock. The BB&T Articles authorize the BB&T Board to issue shares of BB&T Preferred Stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T Preferred Stock in each such series. As of October 31, 1998, there were 290,968,400 shares of BB&T Common Stock outstanding. No shares of BB&T Preferred Stock were issued and outstanding as of such date, although 2,000,000 shares of BB&T Preferred Stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "DESCRIPTION OF BB&T CAPITAL STOCK -- Shareholder Rights Plan."

 SCOTT & STRINGFELLOW


     Scott & Stringfellow's authorized capital stock consists of 10,000,000 shares of Scott & Stringfellow Common Stock. As of December 2, 1998, 3,516,446 shares of Scott & Stringfellow Common Stock were outstanding.



SPECIAL MEETINGS OF SHAREHOLDERS AND ACTION BY SHAREHOLDERS WITHOUT A MEETING

     BB&T

     Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board. Under the NCBCA, shareholders of a North Carolina corporation may take action without a meeting by one or more written consents signed by all shareholders entitled to vote on the matter in question, provided that any required notice is given to any shareholders not entitled to vote on such matter.


     SCOTT & STRINGFELLOW

     Special meetings of the shareholders of Scott & Stringfellow may be called at any time by the Chairman of the S&S Board, the President, the S&S Board or the holders of ten percent or more of the shares entitled to vote at the meeting. Under the VSCA, shareholders of a Virginia corporation may take action without a meeting by one or more written consents signed by all shareholders entitled to vote on the matter, provided that any required notice is given to any shareholder not entitled to vote on such matter.


DIRECTORS

     BB&T

     The BB&T Articles and the BB&T Bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 21 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under the BB&T Articles and the BB&T Bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T Common Stock do not have cumulative voting rights in the election of directors.


     SCOTT & STRINGFELLOW

     The Scott & Stringfellow Articles and the Scott & Stringfellow Bylaws provide for a board of directors of 12 members. The S&S Board is divided into three classes of four directors each, with directors serving staggered three-year terms. Under the Scott & Stringfellow Bylaws, directors may be removed with or without cause at a meeting called for that purpose by vote of a majority of the shares entitled to vote at an election of directors. Holders of Scott & Stringfellow Common Stock do not have cumulative voting rights in the election of directors.


DIVIDENDS AND OTHER DISTRIBUTIONS

     BB&T

     The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T Common Stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.


     SCOTT & STRINGFELLOW

     The VSCA prohibits a Virginia corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the usual course of business. Scott & Stringfellow is not subject to other express regulatory restrictions on payments of dividends and other distributions.

NOTICE OF SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

     BB&T

     The BB&T Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or a committee thereof, of candidates for election as directors. The BB&T Bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit such nomination in writing to the Secretary of BB&T not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

     Similarly, a shareholder must notify the Secretary of BB&T in writing not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders of the shareholder's intention to make a proposal for consideration at the next annual meeting. The notice must contain:
(a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in such proposal.


     SCOTT & STRINGFELLOW

     The Scott & Stringfellow Bylaws do not establish any advance notice procedures for the nomination of directors or for shareholder proposals. The Nominating Committee of the S&S Board nominates candidates for election to the Board at each annual meeting, but other candidates can be nominated from the floor at such meeting. Also, other shareholder proposals can be made from the floor at any annual meeting.


EXCULPATION AND INDEMNIFICATION

     BB&T

     The NCBCA requires that a director of a North Carolina corporation discharge the duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. The BB&T Articles provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. The BB&T Bylaws require BB&T to indemnify its directors and officers against liabilities arising out of such person's status as such, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.


     SCOTT & STRINGFELLOW

     The VSCA requires that a director of a Virginia corporation discharge the duties as a director in accordance with the director's good faith business judgment of the best interests of the corporation. The VSCA permits Virginia corporations to provide indemnification for directors, officers and agents and also permits Virginia corporations to eliminate personal liability for directors and officers for certain actions. The Scott & Stringfellow Articles require Scott & Stringfellow to indemnify its directors and officers against any liabilities arising out of such person's status as such, except for liabilities arising because of such person's willful misconduct or knowing violation of criminal law. The Scott & Stringfellow Articles also provide that, to the full extent permitted by Virginia law, the liability of directors and officers to Scott & Stringfellow and its shareholders shall be limited to one dollar. Virginia law does not permit the liability of a director or officer to be limited in this manner if the director or officer engaged in a knowing violation of criminal law or of any federal or state securities law.


MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     BB&T

     The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation not in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the Merger) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See " -- Anti-takeover Statutes."

 SCOTT & STRINGFELLOW

     The VSCA generally requires that any merger, share exchange or sale of all or substantially all of the assets of a corporation not in the ordinary course of business be approved by more than two-thirds of the votes entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of votes cast by each such voting group at a meeting at which a quorum of the voting group exists).


ANTI-TAKEOVER STATUTES

     BB&T

     The North Carolina Control Share Acquisition Act (the "Control Share Act") applies to BB&T. The Control Share Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders. The Control Share Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

     In accordance with the provisions of such statute, BB&T has elected not to be governed by the North Carolina Shareholder Protection Act, which requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements.


     SCOTT & STRINGFELLOW

     The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of specified material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of more than two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, dispositions of corporate assets with an aggregate fair market value in excess of 5% of the corporation's net worth, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification of securities, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without the approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder and the approval of a majority of the "Disinterested Directors," as defined in the statute. At the expiration of the three year period, the VSCA requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

     After the three-year period has expired, the requirement for a two-thirds vote by holders of shares other than those held by an Interested Shareholder does not apply if (i) the transaction is approved by majority vote of the Disinterested Directors, or (ii) the transaction satisfies the fair-price provisions of the statute. In general, the fair price provisions require that in a two-step acquisition, the Interested Shareholder must pay the shareholders in the second step a price that is equal to the higher of (i) the fair market value of the shares at the time of the second step or (ii) the highest price paid by the Interested Shareholder to acquire its shares in the first step.

     In addition, the VSCA provides that, by affirmative vote of a majority of the voting shares other than shares owned by an Interested Shareholder, a corporation can provide in its articles of incorporation or bylaws that the Affiliated Transactions provisions shall not apply to the corporation.

     The VSCA also regulates "Control Share Acquisitions," as defined therein, and provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. A Virginia corporation can provide in its articles of incorporation or bylaws that the Control Share Acquisition provisions do not apply to such corporation.

     Neither the Affiliated Transactions provisions of the VSCA nor the Control Share Acquisitions provisions of the VSCA apply to the Merger because the S&S Board has approved the Merger Agreement and Plan of Merger and has recommended to the Scott & Stringfellow shareholders that they approve the Merger Agreement and Plan of Merger.


AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

     BB&T

     The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended if the amendment is approved by a majority of the votes cast within each voting group entitled to vote. The BB&T Articles and BB&T Bylaws also require the affirmative vote of more than two-thirds of the outstanding shares entitled to vote to approve an amendment to the BB&T Articles or BB&T Bylaws amending, altering or repealing the portions of such Articles or Bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its shareholders, and the BB&T Articles authorize the BB&T Board to amend the BB&T Bylaws.


     SCOTT & STRINGFELLOW

     The VSCA generally requires that any amendment to a Virginia corporation's articles of incorporation be approved by more than two-thirds of the votes entitled to be cast by each voting group entitled to vote on such amendment, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of all of the votes cast by each such voting group at a meeting at which a quorum of the voting group exists).

     The VSCA provides generally that a Virginia corporation's board of directors may amend or repeal the corporation's bylaws except to the extent that (a) such power is reserved to the shareholders by the articles of incorporation, (b) the shareholders in adopting or amending a particular bylaw provided expressly that the board of directors could not amend or repeal such bylaw and (c) the corporation's shareholders may amend or repeal the bylaws even though the bylaws may be amended or repealed by the board of directors. The Scott & Stringfellow Articles do not reserve to the shareholders the right to amend Bylaws, and the Scott & Stringfellow shareholders have not provided that any particular Bylaw may not be amended by the Board of Directors.


SHAREHOLDERS' RIGHTS OF DISSENT AND APPRAISAL

     BB&T

     Under the NCBCA, a shareholder of a North Carolina corporation is entitled to dissent from, and obtain payment of the "full value" of his or her shares in the event of any of the following corporate transactions: (a) consummation of a plan of merger to which the corporation is a party, unless (i) the corporation is a parent merging with a subsidiary pursuant to a particular NCBCA provision for such transactions; (ii) the merger is subject to an NCBCA provision that exempts from the shareholder approval requirement certain mergers that do not result in a substantial change to the corporation or the rights of its shareholders; or (iii) the shares in question are then redeemable by the corporation at a price not greater than the cash to be received for such shares; (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares; (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the regular course of business, including a sale in dissolution but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds are to be distributed in cash to shareholders within one year; (d) an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of shares to vote on any matter; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or (e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     With respect to corporations that have a class or series of shares either listed on a national securities exchange or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of these shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (i) cash, (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (iii) a combination of cash and such shares.

     A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the NCBCA in order to maintain such right and obtain such payment.


     SCOTT & STRINGFELLOW

     Under the VSCA, a shareholder of a Virginia corporation is entitled to dissent from, and to receive payment of the "fair value" of his or her shares in the event of, any of the following corporation transactions: (a) consummation of a merger to which the corporation is a party, provided that either (i) shareholder approval is required for the merger pursuant to the VSCA or the corporation's articles of incorporation and the shareholder is entitled to vote or (ii) the corporation is a subsidiary being merged with its parent pursuant to a particular VSCA provision for such transactions; (b) consummation of a plan of share exchange in which the corporation is the party whose shares will be acquired, provided that the shareholder is entitled to vote on the plan; (c) consummation of the sale or exchange of all or substantially all the property of the corporation, if the shareholder is entitled to vote on the transaction or the transaction is in furtherance of a dissolution on which the shareholder is entitled to vote, and provided that the transaction is neither
(i) a transaction pursuant to court order nor (ii) a transaction for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; or (d) any corporate action taken pursuant to a shareholder vote, to the extent that the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting and nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     With respect to corporations that have a class or series of shares either listed on a national securities exchange or the Nasdaq market (such as Scott & Stringfellow) or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation issuing such shares provided otherwise (Scott & Stringfellow's Articles do not provide otherwise); (b) in the case of a merger or share exchange (unlike the Merger), the holders of such shares are required to accept anything other than (i) cash, (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (iii) a combination of cash and such shares; or (c) the transaction is with a shareholder who owns more than 10 percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

     A shareholder who has the right to object to a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the VSCA in order to maintain such right and obtain such payment.

     Holders of Scott & Stringfellow Common Stock do not have appraisal rights in connection with the Merger because, as of the Record Date, shares of Scott & Stringfellow Common Stock were listed on the Nasdaq National Market and the shares of BB&T Common Stock are held of record by at least 2000 record shareholders.


LIQUIDATION RIGHTS

     BB&T

     In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T Common Stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

     Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T Preferred Stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (i) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (ii) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of such savings associations from mutual to stock form.


     SCOTT & STRINGFELLOW

     In the event of the liquidation, dissolution or winding up of the affairs of Scott & Stringfellow, holders of the outstanding shares of Scott & Stringfellow Common Stock are entitled to share, in proportion to their respective interests, Scott & Stringfellow's assets and funds remaining after payment, or the provision for payment, of all liabilities of Scott & Stringfellow.

                             ELECTION OF DIRECTORS
                                (PROPOSAL TWO)

     The Scott & Stringfellow Articles provide for three classes of directors with staggered terms of office and provide that upon the expiration of the term of office for a class of directors, nominees for that class shall be elected for a term of three years. At the Meeting, Robert L. Hintz, Charles E. Mintz, David Plageman and John Sherman, Jr. are nominees for re-election as directors for terms expiring at the earlier of the Effective Time of the Merger, the date of the 2001 annual meeting of Scott & Stringfellow shareholders or such time as their respective successors are elected and qualified. Proxies may not be voted for a greater number of persons than the number of nominees named herein.

     Although Scott & Stringfellow anticipates that all of the nominees will be able to serve on the S&S Board, if at the time of the Meeting any nominees are unable or unwilling to serve, shares represented by properly executed proxies will be voted at the discretion of the persons named therein for such other person or persons as the S&S Board may designate.

     Scott & Stringfellow was formed in 1984 for the purpose of becoming the holding company of S&S Brokerage. Accordingly, all service by Scott & Stringfellow's officers and directors prior to 1984 refers to service as an officer or director of S&S Brokerage.

     The following contains certain information concerning the nominees for election and those directors whose terms continue beyond the date of the Meeting.

THE S&S BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" ALL OF THE NOMINEES.


                             NOMINEES FOR ELECTION

     ROBERT L. HINTZ, age 68, has served as a director of Scott & Stringfellow since 1989. He is Chairman of the Board of R. L. Hintz and Associates, a management consulting firm. He was an Executive Vice President of CSX Corporation from 1984 to 1988, during which time he held the additional positions of Chief Executive Officer of CSX Energy and Property Groups, 1985-1988, and Chairman and Chief Executive Officer of Sea-Land Corporation, 1987-1988. Mr. Hintz is a director of Reynolds Metals Company, Chesapeake Corporation, and Ashland Coal, Inc.

     CHARLES E. MINTZ, age 44, has served as a director of Scott & Stringfellow since January 1998. Mr. Mintz serves as Executive Vice President, Retail Group, with overall responsibility for the Scott & Stringfellow retail branch system. Mr. Mintz served as Chief Administrative Officer of Scott & Stringfellow from May 1995 until January 1996 and as Chief Financial Officer from January 1996 until March of 1997 when he became Executive Vice President, Retail Group. Prior to joining Scott & Stringfellow in 1990 as Branch Manager of the Wilmington, North Carolina office, Mr. Mintz was President of Fox, Graham & Mintz Securities, Inc.

     DAVID PLAGEMAN, age 58, has served as a director of Scott & Stringfellow since 1976. He has served as Executive Vice President and Secretary of Scott & Stringfellow since 1984. Mr. Plageman, an Investment Broker, joined Scott & Stringfellow in 1974.

     JOHN SHERMAN, JR., age 52, has served as a director of Scott & Stringfellow since 1995. Mr. Sherman was elected President and Chief Executive Officer of Scott & Stringfellow in January 1996. Prior to that, he served as Executive Vice President and Chief Operating Officer during 1995, Senior Vice President for Branch Administration from 1993 to 1995, and Branch Manager of the Kinston, N.C. office from 1988, upon joining Scott & Stringfellow, until 1993. Mr. Sherman is a member of the Executive Committee.


                        DIRECTORS CONTINUING IN OFFICE

     DIRECTORS WHOSE TERMS EXPIRE IN 1999

     SIDNEY BUFORD SCOTT, age 65, has served as Chairman of the Board of Scott & Stringfellow since 1974. Mr. Scott, a first cousin of Mr. Bocock (see below), joined Scott & Stringfellow in 1958. He is a member of the Executive Committee, and serves as a Director of Ethyl Corporation.

     JOHN J. MULDOWNEY, age 60, has served as a director of Scott & Stringfellow since 1974. Mr. Muldowney, an Investment Broker and Chairman of the Credit Committee, joined Scott & Stringfellow in 1970 and was named Senior Vice President in 1980. Prior to January 1994, Mr. Muldowney also served as head of the Over-the-Counter Trading Department.

     WILLIAM W. BERRY, age 66, has served as a director of Scott & Stringfellow since June of 1993. Mr. Berry is currently Chairman of the Board of New England Independent System Operator. He is retired from the position of Chairman of the

Board of Dominion Resources, Inc., which he held from May 1990 to December 1992. Prior to May 1990, he served as Chairman of the Board and Chief Executive Officer of Dominion Resources since July 1986. Mr. Berry is a director of Ethyl Corporation and Universal Corporation.

     WILLIAM F. CALLIOTT, age 54, has served as a director of Scott & Stringfellow since October 1993. He has been an Executive Vice President and director of Scott & Stringfellow since the 1989 acquisition of Investment Corporation of Virginia, which he joined in 1967. Mr. Calliott is an Investment Broker in S&S Brokerage's Norfolk office.


     DIRECTORS WHOSE TERMS EXPIRE IN 2000

     FREDERIC SCOTT BOCOCK, age 66, Vice Chairman of the S&S Board, has served as a director of Scott & Stringfellow since 1974 and is a member of the Executive Committee. He also serves as Chairman of S&S Capital Management, an investment advisory subsidiary of Scott & Stringfellow. Mr. Bocock, a first cousin of Mr. Scott (see above), joined Scott & Stringfellow in 1957.

     R. BRUCE CAMPBELL, age 58, joined Scott & Stringfellow in 1971 and has served as a director of Scott & Stringfellow since 1978. Mr. Campbell is an Investment Broker and has was named a Senior Vice President in 1987. Mr. Campbell serves as Branch Manager of the Staunton office and Regional Manager for the Blue Ridge Region.

     R. GORDON SMITH, age 60, has served as a director of Scott & Stringfellow since 1987. He has been a partner in the law firm of McGuire, Woods, Battle & Boothe LLP, which serves as General Counsel to Scott & Stringfellow, since 1969 and a director of Trigon Healthcare, Inc. since 1995.

     STEVEN C. DELANEY, age 44, has served as a director of Scott & Stringfellow since 1995. Mr. DeLaney serves as Executive Vice President and Director of Capital Markets with overall responsibility for the research, investment banking, institutional sales, and trading functions of Scott & Stringfellow. Mr. DeLaney served as Chief Financial Officer of Scott & Stringfellow from 1992 to 1995. Prior to joining Scott & Stringfellow in 1992, Mr. DeLaney was a senior financial executive for a diversified financial services company for fifteen years. Mr. DeLaney is a member of the Executive Committee.


                      CERTAIN INFORMATION CONCERNING THE
                         S&S BOARD AND ITS COMMITTEES

COMMITTEES OF THE BOARD AND BOARD MEETINGS

     The S&S Board held 11 meetings during the fiscal year ended June 26, 1998. All directors attended at least 75% of the aggregate of the meetings of the S&S Board and the meetings of all committees thereof on which they serve.

     Messrs. Scott, Bocock, Sherman, DeLaney and Mintz serve on the Executive Committee, which held approximately 38 meetings during fiscal 1998. The Executive Committee is empowered to exercise all of the authority of the S&S Board during the interim between S&S Board meetings, subject to the limitations of the VSCA.

     Messrs. Plageman, Sherman, Berry, Hintz, and Smith serve on the Audit Committee, which held five meetings during fiscal 1998. The Audit Committee meets with Scott & Stringfellow's internal auditing staff and reports to the S&S Board with respect to various auditing and accounting matters, including the selection and fees of Scott & Stringfellow's independent auditors, the scope of audit procedures, the nature of services to be performed by the independent auditors, and Scott & Stringfellow's accounting practices.

     Messrs. Berry, Hintz, Scott and Smith serve on the Nominating Committee, which held one meeting during fiscal 1998. The function of the Nominating Committee is to recommend to the S&S Board those persons to be nominated for election as directors of Scott & Stringfellow. The Nominating Committee will consider nominees recommended by shareholders, whose recommendations should be submitted to it through the Secretary of Scott & Stringfellow.

     Messrs. Berry, Hintz and Smith serve on the Compensation Committee, which met once during fiscal 1998. The Compensation Committee administers and monitors certain executive and management compensation programs. For additional information on this committee and the compensation programs that it administers, see the section of this Proxy Statement/ Prospectus entitled "EXECUTIVE COMPENSATION -- Committee Report on Executive Compensation."


COMPENSATION OF DIRECTORS

     Directors who are S&S Employees receive no fees for serving as directors or for serving on any committee of the S&S Board. Any director who is not an employee of Scott & Stringfellow receives an annual directors' fee of $6,000, in the form of Scott & Stringfellow Common Stock, and an additional fee of $500 for each S&S Board meeting that they attend.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding shares of Scott & Stringfellow Common Stock beneficially owned as of December 2, 1998 by (i) each person who is known by Scott & Stringfellow to beneficially own more than 5% of the outstanding shares of Scott & Stringfellow Common Stock; (ii) each director and nominee for director of Scott & Stringfellow; and (iii) the directors and executive officers as a group. Unless otherwise noted, each individual has sole voting power and sole investment power with respect to the number of shares set forth opposite his name. The address of Messrs. Bocock and Scott is 909 East Main Street, Richmond, Virginia 23219. The address of Mr. Kellogg is c/o Spear, Leeds & Kellogg, 120 Broadway, New York, New York 10271.





                                                                                   PERCENT OF
NAME                                                    NUMBER OF SHARES (1)   OUTSTANDING SHARES
------------------------------------------------------ ---------------------- -------------------
      Peter R. Kellogg (2)                                     375,000                10.7%
      Frederic Scott Bocock (3)                                294,300                 8.4
      Sidney Buford Scott (4)                                  219,316                 6.2
      John J. Muldowney                                        129,600                 3.7
      John Sherman, Jr. (6)                                     56,941                 1.6
      R. Bruce Campbell (7)                                     53,795                 1.5
      William F. Calliott                                       50,534                 1.4
      David Plageman (5)                                        47,450                 1.3
      Steven C. DeLaney (6)                                     33,558                 1.0
      Charles E. Mintz (6)                                      33,494                 1.0
      Robert L. Hintz                                            9,569                 0.3
      R. Gordon Smith                                            7,769                 0.2
      William W. Berry                                           4,169                 0.1
      All directors and executive officers as a group
        (19 persons)(6)                                        998,041                28.1


---------
(1) Beneficial ownership shown for the following individuals and group includes the indicated number of shares of Scott & Stringfellow Common Stock that may be purchased upon the exercise of stock options which are exercisable within the next 60 days: Mr. Muldowney (3,600), Mr. Sherman (6,870), Mr. Campbell (4,500), Mr. DeLaney (6,750), Mr. Mintz (5,550) and all directors and executive officers as a group (40,317).

(2) Information concerning the shares owned by Mr. Kellogg was derived from a Form 4 filed with the Securities and Exchange Commission on March 7, 1995. According to this filing, Mr. Kellogg owns 90,000 shares directly. He also indirectly controls: 142,500 shares owned by LAT Reinsurance Syndicate Ltd., a Bermuda corporation of which he is the sole holder of voting stock, 90,000 shares owned by his wife; and 52,500 shares owned by a family trust of which he is a trustee. Mr. Kellogg disclaims beneficial ownership of the shares owned by the corporation, his wife, and the trust.


(3) Includes 222,800 shares owned by Mr. Bocock's children and trusts for his children, as to which shares Mr. Bocock disclaims beneficial ownership.

(4) Includes 31,816 shares owned by Mr. Scott's wife, children and grandchildren, as to which shares Mr. Scott disclaims beneficial ownership.

(5) Includes 3,300 shares owned by Mr. Plageman's children as to which Mr. Plageman shares voting and/or investment power.

(6) Includes shares purchased pursuant to the S&S Stock Purchase Loan Plan for the following individuals: Mr. Sherman -- 22,940 shares; Mr. DeLaney -- 20,440 shares; Mr. Mintz -- 20,440; Mr. Campbell -- 1,500 shares; and all directors and executive officers as a group -- 90,320 shares.

(7) Includes 19,500 shares owned by Mr. Campbell's wife, as to which shares Mr. Campbell disclaims beneficial ownership.


               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires Scott & Stringfellow's directors and officers, and persons who own more than 10% of the Scott & Stringfellow Common Stock, to file reports of ownership and changes in ownership with the Commission and the National Association of Securities Dealers, Inc. Directors, officers and greater than 10% shareholders are required by regulation to furnish Scott & Stringfellow with copies of all forms they file under Section 16(a). Based solely on a review of the copies of such forms furnished to Scott & Stringfellow, Scott & Stringfellow believes that during fiscal 1998, all officers, directors and 10% shareholders complied with the filing requirements of Section 16(a).

                            EXECUTIVE COMPENSATION

     The following table provides information concerning the compensation and stock option grants received by Scott & Stringfellow's Chief Executive Officer and each of its four other most highly compensated executive officers (the "Named Executive Officers") for the fiscal year ended June 26, 1998 and for each of the two previous fiscal years.


                          SUMMARY COMPENSATION TABLE



                                                                              LONG TERM
                                                ANNUAL COMPENSATION          COMPENSATION
                                        ----------------------------------- -------------
                                                                   OTHER      SECURITIES    ALL OTHER
                                                                   ANNUAL     UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR     SALARY    BONUS (1)   COMP. (2)     OPTIONS      (3)(4)(5)
-------------------------------- ------ ----------- ----------- ----------- ------------- -------------
John Sherman, Jr.                1998    $200,000    $337,000     $ 4,312           0        $ 42,296
 President and Chief Executive   1997     184,769     163,731       3,889           0          42,453
 Officer                         1996     149,054      98,678      12,072       2,500          45,866
Sidney Buford Scott              1998           0     130,000       2,272           0         261,188
 Chairman of the Board           1997           0     120,657       1,404           0         207,763
                                 1996           0     120,000       1,404           0         250,380
Frederic Scott Bocock            1998      40,000     225,000       1,197           0         342,656
 Vice Chairman                   1997      40,000     207,357       2,810           0         285,205
                                 1996      40,000     139,500       1,776           0         249,381
Steven C. DeLaney                1998     150,000     238,000       2,344           0          15,371
 Executive Vice President        1997     139,259     134,640       2,128           0          13,141
                                 1996     107,500     106,500         204       2,500           9,046
Charles E. Mintz                 1998     150,000     240,000      10,712           0          18,601
 Executive Vice President        1997     128,731     114,695      11,560           0          13,189
                                 1996      94,382      57,849       9,918       2,500          16,050

---------
(1) Scott & Stringfellow pays discretionary cash bonuses to executive and management personnel based on individual performance and Scott & Stringfellow's financial results. See Committee Report on Executive Compensation -- Cash Bonuses. Included in the amounts shown as Bonus for 1998 are the following discretionary cash bonuses: Mr. Sherman -- $337,000; Mr. Scott -- $130,000; Mr. Bocock -- $125,000; Mr. DeLaney --
    $238,000; and Mr. Mintz -- $240,000. The 1998 Bonus amounts also include a bonus of $100,000 paid to Mr. Bocock based on departmental results.

(2) Included in Other Annual Compensation for 1998 are amounts representing forgivable loan expense for Mr. Mintz in the amount of $6,944. Also included are the following amounts representing non-cash awards and other miscellaneous perquisites and benefits: Mr. Sherman -- $4,312; Mr. Scott -- $2,272; Mr. Bocock -- $1,197; Mr. DeLaney -- $2,344; and Mr. Mintz --
    $3,768.

(3) Included in All Other Compensation for fiscal 1998 are the following amounts of commissions and incentives earned from securities brokerage activities: Mr. Sherman -- $22,887; Mr. Scott -- $245,730; Mr. Bocock -- $323,247; Mr. DeLaney -- $492 and Mr. Mintz -- $4,182.

(4) Scott & Stringfellow has a voluntary contributory profit sharing plan that covers substantially all employees. See "Committee Report on Executive Compensation -- Profit Sharing and Deferral Plans." Scott & Stringfellow contributions to the plan may be in the form of either discretionary matching contributions or additional discretionary contributions. Included in All Other Compensation for fiscal year 1998 are the following amounts representing Scott & Stringfellow contributions to the profit sharing plan: Mr. Sherman -- $8,969; Mr. Scott -- $8,969; Mr. Bocock -- $8,969;
    Mr. DeLaney -- $8,969; and Mr. Mintz -- $8,969.

(5) Scott & Stringfellow has established a nonqualified deferred compensation plan for selected highly-compensated employees. See "Committee Report on Executive Compensation -- Profit Sharing and Deferral Plans." Voluntary deferrals under the deferred compensation plan during fiscal 1998 are included in the category of compensation from which such deferrals were elected. Scott & Stringfellow contributions under the deferred compensation plan for fiscal 1998 in the following amounts are included in All Other Compensation: Mr. Sherman -- $10,440; Mr. Scott -- $6,489; Mr. Bocock -- $10,440; Mr. DeLaney -- $5,909; and Mr. Mintz -- $5,450.

     There were no stock options granted to Scott & Stringfellow's Named Executive Officers during the fiscal year ended June 26, 1998.

     The following table provides information concerning any stock options exercised during the fiscal year ended June 26, 1998 by Scott & Stringfellow's Named Executive Officers and the value of their unexercised stock options at June 26, 1998.


                 AGGREGATE OPTION EXERCISES DURING FISCAL 1998
                       AND FISCAL YEAR-END OPTION VALUE


                                                              NUMBER OF               VALUE OF UNEXERCISED
                                                       UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                          JUNE 26, 1998 (#)         AT JUNE 26, 1998 (1)(2)
                                                    ----------------------------- ----------------------------
                         SHARES ACQUIRED    VALUE
NAME                       ON EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------- ---------------- ---------- ------------- --------------- ------------- --------------
John Sherman, Jr.             5,670       $80,182          --          6,870         $     --      $111,294
Sidney Buford Scott              --            --       6,660            540          116,685         9,202
Frederic Scott Bocock            --            --       9,360            540          172,883         9,202
Steven C. DeLaney             2,910        40,279       2,220          6,870           36,332       111,294
Charles E. Mintz                 --            --       2,010          4,440           32,762        70,225

---------
(1) The closing price of the Scott & Stringfellow Common Stock was $24.75 per share on June 26, 1998.

(2) The value of unexercised options is determined by the difference between the fair market value of the option shares ($24.75 per share) and the exercise prices of the options held at June 26, 1998.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee (the "Committee") consists of Messrs. Berry, Hintz and Smith. No interlocking relationship exists between any member of the Committee and any member of any other company's board of directors or compensation committee. None of the Committee members is or was an officer or employee of Scott & Stringfellow or the S&S Subsidiaries during fiscal 1998.


COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The S&S Board has granted authority to the Committee to administer the various forms of compensation paid to executive officers. The Committee reviews and approves, subject to S&S Board ratification in certain cases, actions regarding the executive compensation programs of Scott & Stringfellow. The Committee is composed entirely of outside directors.


 GENERAL OBJECTIVE

     Scott & Stringfellow believes that maintaining and motivating a highly qualified management team is essential for the continued growth and prosperity of Scott & Stringfellow, and will inure to the benefit of the shareholders. The objective of Scott & Stringfellow's compensation programs is to provide its executive officers with both a short-term incentive for maintaining and improving the profitability of Scott & Stringfellow, and a long-term incentive aligned with four components: base salary, annual cash bonus, profit sharing contributions, and non-qualified deferred compensation. Before October 1996, Scott & Stringfellow also maintained the Stock Option Plan. However, this plan expired on October 31, 1996, and stock option awards have been generally discontinued with the exception of a limited number of non-qualified stock options granted in connection with the recruitment of new employees.


 BASE SALARY

     Scott & Stringfellow strives to maintain base salaries for full-time management at levels which are generally competitive with the marketplace. Annual increases in base salary are determined largely by individual performance. Given the relatively cyclical nature of the securities industry, Scott & Stringfellow attempts to limit its exposure to fixed salary expense by providing its executives with the opportunity for additional cash bonus payments when Scott & Stringfellow's performance dictates.

 ANNUAL CASH BONUS

     Scott & Stringfellow has traditionally established a calendar year cash bonus pool based largely on Scott & Stringfellow's financial performance. Individual awards made from this bonus pool are determined by the Committee with input from executive management and are based on factors such as individual and departmental performance and length of service. In the year ended June 26, 1998, total cash bonus awards of $1,713,700 were paid to a total of 25 individuals. This total bonus amount was equivalent to 16% of operating income before discretionary compensation and income taxes for calendar year 1997.


 CHIEF EXECUTIVE OFFICER

     The Committee determines the compensation of Scott & Stringfellow's Chief Executive Officer based upon the same competitive market criteria it uses to determine the salaries of other senior executives of Scott & Stringfellow. Any bonus paid to the Chief Executive Officer is determined by the Committee based upon Scott & Stringfellow's overall financial performance and the Chief Executive Officer's success in meeting strategic objectives. For the fiscal year ended June 26, 1998, Scott & Stringfellow's current Chief Executive Officer, John Sherman, Jr., earned a base salary of $200,000 and a discretionary cash bonus of $337,000. In addition, Mr. Sherman participates in each of the other compensation programs available to Scott & Stringfellow executives.


 PROFIT SHARING AND DEFERRAL PLANS

     Scott & Stringfellow maintains a voluntary contributory profit sharing plan which covers substantially all of its employees. At its discretion, Scott & Stringfellow may make both matching contributions on employee contributions and additional contributions based on Scott & Stringfellow's performance. Employee participants may contribute up to 15% of their earnings to the plan per year, subject to a maximum Internal Revenue Code limitation. For the year ended June 26, 1998, Scott & Stringfellow's contributions to the profit sharing plan included matching contributions of approximately $365,000 and an additional discretionary contribution of approximately $1,985,000. The additional discretionary contribution was equivalent to approximately 16% of operating income before discretionary compensation and income taxes for calendar year 1996.

     In addition, Scott & Stringfellow has established the Scott & Stringfellow Deferral Plan for selected highly compensated employees. This non-qualified and unfunded deferred compensation plan allows participants to defer compensation and to receive discretionary profit sharing contributions beyond the Internal Revenue Code limitations governing Scott & Stringfellow's profit sharing plan. For the year ended June 26, 1998, Scott & Stringfellow's expense pursuant to the deferral plan, which covers 81 employees, was approximately $1,154,000.

                                        Submitted by the
                                        Compensation and Stock Option Committee
                                        of Scott & Stringfellow's Board of
                                        Directors:

                                           William W. Berry
                                           Robert L. Hintz
                                           R. Gordon Smith

                            STOCK PERFORMANCE GRAPH

     The following graph and table compare the cumulative total shareholder return on Scott & Stringfellow Common Stock for the last five fiscal years with the cumulative total return of the NASDAQ Market Value Index and the cumulative total return of a peer group index consisting of 11 publicly-held, regional investment companies, which management believes are relatively comparable to Scott & Stringfellow. In prior years the peer group index included Alex. Brown Inc. and Piper Jaffray Companies; however, these companies no longer exist as independent entities and, accordingly, have been deleted from the peer group index. The peer group index, which is weighted by market value, consists of the common stock of the following companies:


        A.G. Edwards, Inc.              Morgan Keegan, Inc.
        First Albany Companies Inc.     Raymond James Financial, Inc.
        Interstate/Johnson Lane, Inc.   Scott & Stringfellow Financial, Inc.
        Legg Mason, Inc.                The Ziegler Company, Inc.
        McDonald & Company Investments, Inc.


COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG SCOTT & STRINGFELLOW FINANCIAL, INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX

[GRAPHIC PLOT POINTS]

              SCOTT & ...       NASDA...        SELECTED...
              -----------       --------        -----------
"1993"        100.00            100.00          100.00
"1994"        97.00             110.00          97.00
"1995"        108.00            129.00          130.00
"1996"        150.00            162.00          159.00
"1997"        243.00            195.00          266.00
"1998"        348.00            259.00          418.00

                     ASSUMES $100 INVESTED ON JUNE 25, 1993
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING JUNE 26, 1998

     The graph and table assume that $100 was invested on June 25, 1993, in Scott & Stringfellow Common Stock, the NASDAQ Market Index and the peer group index, and that all dividends were reinvested over the ensuing 5-year period.



                                                FISCAL YEAR ENDED JUNE,
                                       -----------------------------------------
                                        1993   1994   1995   1996   1997    1998
                                       ------ ------ ------ ------ ------ ------
      Scott & Stringfellow Financial    $100   $ 97   $108   $150   $243   $348
      NASDAQ Market Index               $100   $110   $129   $162   $195   $259
      Selected Peer Group Index         $100   $ 97   $130   $159   $266   $418

                             CERTAIN TRANSACTIONS

     Pursuant to the terms of a S&S Stock Purchase Loan Plan, Scott & Stringfellow issues Scott & Stringfellow Common Stock to certain management employees, including some directors and executive officers, in exchange for promissory notes. The stock is issued at fair market value. The notes are payable upon demand, full recourse, secured by a collateral pledge of the stock, and bear interest at the short-term applicable federal rate. The following table lists directors and executive officers with indebtedness in excess of $60,000 under this plan:



                                            LARGEST AMOUNT        BALANCE
NAME                        POSITION       OF INDEBTEDNESS   OCTOBER 30, 1998   INTEREST RATE
--------------------- ------------------- ----------------- ------------------ ---------------
  John Sherman, Jr.   Director                 $304,635          $      0      5.39% to 6.23%
  Charles E. Mintz    Director                  262,510           242,510      5.39% to 6.23%
  Steven C. DeLaney   Director                  267,010           185,641      5.39% to 6.23%
  Kenneth A. Thomas   Executive Officer          94,375            94,375      5.39% to 6.23%
  William F. Gunter   Executive Officer          83,438            83,438      5.39% to 6.23%
  Mike D. Johnston    Executive Officer          84,250            84,250      5.39% to 6.23%
  Diann D. Fox        Executive Officer          73,313            73,313      5.39% to 6.23%
  Norman L. Hancock   Executive Officer          73,313            73,313      5.39% to 6.23%

     Certain directors and executive officers of Scott & Stringfellow maintain margin accounts with S&S Brokerage. Such extensions of credit are made in the ordinary course of business on the same terms, including interests rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the usual risk of collectability or present other unfavorable features.

     McGuire, Woods, Battle & Boothe LLP, of which R. Gordon Smith, a director of Scott & Stringfellow, is a partner, serves as General Counsel to Scott & Stringfellow and the S&S Subsidiaries.


                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                               (PROPOSAL THREE)

     Upon the recommendation of Scott & Stringfellow's Audit Committee, the S&S Board has designated KPMG Peat Marwick LLP to serve as Scott & Stringfellow's independent certified public accountants for the fiscal year ending June 25, 1999 if the Merger is not consummated and has directed a vote of shareholders to be taken to ascertain their approval or disapproval of that designation. If the shareholders do not approve the Merger and do not ratify this designation, the election of other independent public accountants will be considered by the S&S Board. A representative of KPMG Peat Marwick LLP is expected to be present at the Meeting. He will have an opportunity to make a statement if he so desires and will be available to answer appropriate questions from shareholders.

THE S&S BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF KPMG PEAT MARWICK LLP AS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 25, 1999.


                             SHAREHOLDER PROPOSALS

     Any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders, which will not be held if the Merger is completed, must be received at the main office of Scott & Stringfellow, 909 East Main Street, Richmond, Virginia 23219, no later than May 23, 1999. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Exchange Act, it will be included in Scott & Stringfellow's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in Scott & Stringfellow's proxy materials) must give notice of such proposals to Scott & Stringfellow no later than August 5, 1999. It is urged that any proposals be sent by certified mail, return receipt requested.


                OTHER MATTERS THAT MAY COME BEFORE THE MEETING

     Carroll D. Moore, owner of sixteen shares of Scott & Stringfellow Common Stock, has advised Scott & Stringfellow that he intends to introduce two proposals for consideration at Scott & Stringfellow's 1998 annual meeting of shareholders. One proposal would require Scott & Stringfellow to make accounting records and minutes of meetings of the Directors available to Mr. Moore for his review. The other proposal would require Scott & Stringfellow to request the Justice Department to investigate the activities of Scott & Stringfellow and other persons in connection with sales of stock of Mining Technology and Resources, Inc. in the 1980s. Mr. Moore was an investor in Mining Technology and Resources, Inc. and has asserted a claim against Scott & Stringfellow for his losses. The proxy holders intend to exercise their discretionary authority to vote against these proposals should they be properly presented at the Meeting.

     Management knows of no other matters to be presented at the Meeting. However, if other matters are presented for a vote at the Meeting, the proxy holders will vote the shares represented by properly executed proxies according to their judgment on those matters. Any shareholder has the power to revoke his or her proxy at any time during or prior to the Meeting. See "MEETING OF SHAREHOLDERS -- Voting and Revocation of Proxies."


                                ANNUAL REPORTS


     A copy of Scott & Stringfellow's Annual Report to Shareholders for the fiscal year ended June 26, 1998 and a copy of Scott & Stringfellow's Annual Report on Form 10-K for the fiscal year ended June 26, 1998 accompany or have preceded this Proxy Statement/Prospectus.



                                 LEGAL MATTERS

     The validity of the shares of BB&T Common Stock offered hereby will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, as counsel to BB&T. As of the date of this Proxy
Statement/Prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 19,000 shares of BB&T Common Stock.


                                    EXPERTS

     The consolidated financial statements of BB&T and its subsidiaries which are incorporated by reference in this Proxy Statement/Prospectus from BB&T's Current Report on Form 8-K dated September 18, 1998, which restates the consolidated financial statements that are incorporated by reference from BB&T's Annual Report on Form 10-K for the year ended December 31, 1997, to reflect the acquisitions by BB&T of Life Bancorp, Inc. on March 1, 1998 and Franklin Bancorporation, Inc. on July 1, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 26, 1998 and June 27, 1997 and for the years ended June 26, 1998, June 27, 1997 and June 28, 1996 are incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     BB&T and Scott & Stringfellow file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that the companies file with the Commission at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE, for BB&T, and Nasdaq, for Scott & Stringfellow.

     BB&T filed the Registration Statement to register with the Commission the BB&T Common Stock to be issued to Scott & Stringfellow shareholders in the Merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of BB&T. As allowed by Commission rules, this Proxy Statement/Prospectus does not contain all the information you can find in BB&T's Registration Statement or the exhibits to the Registration Statement.

     The Commission allows Scott & Stringfellow and BB&T to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in this Proxy Statement/ Prospectus or in later filed documents incorporated by reference in this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Scott & Stringfellow and BB&T have previously filed with the Commission. These documents contain important information about Scott & Stringfellow and BB&T and their businesses.


BB&T COMMISSION FILINGS (FILE NO. 1-10853)


Annual Report on Form 10-K         For the fiscal year ended December 31, 1997

Quarterly Report on Form 10-Q      For the fiscal quarters ended March 31, June
                                   30, and September 30, 1998

Current Reports on Form 8-K        Filed January 15, 1998, February 26, 1998,
                                   February 27, 1998, April 13, 1998, May 13,
                                   1998, June 23, 1998, July 7, 1998, July 13,
                                   1998, August 10, 1998, August 11, 1998,
                                   August 27, 1998, September 18, 1998 and
                                   October 14, 1998

Registration Statement on Form 8-A (concerning
BB&T's shareholder rights plan)    Filed January 10, 1997



SCOTT & STRINGFELLOW COMMISSION FILINGS (FILE NO. 0-15105)


Annual Report on Form 10-K         For the fiscal year ended June 26, 1998

Quarterly Report on Form 10-Q      For the fiscal quarter ended September 25,
                                   1998, as amended on Form 10-Q/A filed
                                   November 17, 1998

Current Report on Form 8-K         Filed August 10, 1998

Registration Statement on Form 8-A (describing
Scott & Stringfellow Common Stock) Filed November 5, 1986

     Scott & Stringfellow and BB&T also incorporate by reference additional documents that may be filed with the Commission between the date of this Proxy Statement/Prospectus and the completion of the Merger or the termination of the Merger Agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     BB&T has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to BB&T, and Scott & Stringfellow has supplied all such information relating to Scott & Stringfellow before the Merger.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Commission or the Commission's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:


         Shareholder Reporting                  Investor Relations
            BB&T Corporation           Scott & Stringfellow Financial, Inc.
          Post Office Box 1290                 909 East Main Street
  Winston-Salem, North Carolina 27104           Richmond, VA 23219
             (336) 733-3021                       (804) 643-1811

If you would like to request documents from us, please do so by January 6, 1999 in order to receive them before the Meeting.


     You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus. BB&T and Scott & Stringfellow have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated December 3, 1998. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than that date. Neither the mailing of this Proxy Statement/Prospectus to shareholders nor the issuance of BB&T Common Stock in the Merger creates any implication to the contrary.

                                                                      APPENDIX A





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             AMENDED AND RESTATED

                     AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN

                               BB&T CORPORATION

                                      AND

                     SCOTT & STRINGFELLOW FINANCIAL, INC.












                              SEPTEMBER 16, 1998





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS



                                                                                            PAGE
                                                                                           -----
ARTICLE I
    The Merger ...........................................................................  A-1
    1.1  Merger ..........................................................................  A-1
    1.2  Filing; Plan of Merger ..........................................................  A-1
    1.3  Effective Time ..................................................................  A-1
    1.4  Closing .........................................................................  A-2
    1.5  Effect of Merger ................................................................  A-2
    1.6  Further Assurances ..............................................................  A-2
    1.7  Merger Consideration. ...........................................................  A-2
    1.8  Conversion of Shares; Payment of Merger Consideration; Surrendering Procedure ...  A-3
    1.9  Conversion of Stock Options .....................................................  A-3
    1.10 Anti-Dilution ...................................................................  A-4
    1.11 Special Cash Dividend ...........................................................  A-4
ARTICLE II
    Representations and Warranties of Scott & Stringfellow ...............................  A-4
    2.1  Subsidiaries and Investments ....................................................  A-4
    2.2  Organization and Good Standing. .................................................  A-4
    2.3  Authority .......................................................................  A-4
    2.4  Capitalization ..................................................................  A-5
    2.5  No Conflict .....................................................................  A-5
    2.6  Regulatory Consents .............................................................  A-5
    2.7  Certain Contracts ...............................................................  A-5
    2.8  Minute Books ....................................................................  A-6
    2.9  Securities Filings; Financial Statements ........................................  A-6
    2.10 Absence of Certain Changes ......................................................  A-6
    2.11 Undisclosed Liabilities; Hedges and Derivatives .................................  A-7
    2.12 Title to Assets .................................................................  A-7
    2.13 Securities; Repurchase Agreements; Derivatives ..................................  A-7
    2.14 Insurance .......................................................................  A-8
    2.15 Licenses and Permits ............................................................  A-8
    2.16 Litigation and Compliance .......................................................  A-8
    2.17 Tax Matters .....................................................................  A-9
    2.18 Environmental Matters ........................................................... A-10
    2.19 Intangible Rights ............................................................... A-11
    2.20 Employees: Compensation; Benefit Plans. ......................................... A-11
    2.21 Labor Matters ................................................................... A-12
    2.22 Contracts with Affiliates ....................................................... A-12
    2.23 Accounting, Tax and Regulatory Matters .......................................... A-13
    2.24 Certain Information ............................................................. A-13
    2.25 Brokers ......................................................................... A-13
    2.26 State Takeover Laws ............................................................. A-13
    2.27 No Dissenters' Rights ........................................................... A-13
ARTICLE III
    Representations and Warranties of BB&T ............................................... A-13
    3.1  Capital Structure of BB&T ....................................................... A-13
    3.2  Organization, Standing and Authority of BB&T .................................... A-14
    3.3  Authorized and Effective Agreement .............................................. A-14
    3.4  Securities Filings; Financial Statements ........................................ A-14
    3.5  Accounting, Tax and Regulatory Matters .......................................... A-14
    3.6  Certain Information ............................................................. A-15

                                                                        PAGE
                                                                       -----
ARTICLE IV
    Covenants ........................................................ A-15
    4.1  Shareholders' Meeting ....................................... A-15
    4.2  Registration Statement; Proxy Statement/Prospectus .......... A-15
    4.3  Plan of Merger; Reservation of Shares ....................... A-15
    4.4  Additional Acts ............................................. A-16
    4.5  Best Efforts ................................................ A-16
    4.6  Certain Accounting Matters .................................. A-16
    4.7  Access to Information ....................................... A-16
    4.8  Press Releases .............................................. A-16
    4.9  Forbearances of Scott & Stringfellow ........................ A-16
    4.10 Employment and Noncompetition Agreements .................... A-18
    4.11 Affiliates .................................................. A-18
    4.12 Employee Benefit Plans ...................................... A-18
    4.13 Off-Balance Sheet Positions ................................. A-19
    4.14 Retention Plan .............................................. A-19
    4.15 Exchange Listing. ........................................... A-20
    4.16 Directors and Officers Protection ........................... A-20
    4.17 Merger of Subsidiaries ...................................... A-20
    4.18 Board of Directors of the Surviving Subsidiary .............. A-20
    4.19 Forbearances of BB&T ........................................ A-21
ARTICLE V
    Conditions Precedent ............................................. A-21
    5.1  Conditions Precedent -- BB&T and Scott & Stringfellow ....... A-21
    5.2  Conditions Precedent -- Scott & Stringfellow ................ A-21
    5.3  Conditions Precedent -- BB&T ................................ A-22
ARTICLE VI
    Closing .......................................................... A-23
    6.1  Deliveries By Scott & Stringfellow .......................... A-23
    6.2  Deliveries By BB&T .......................................... A-23
ARTICLE VII
    Termination, Waiver and Amendment ................................ A-23
    7.1  Termination ................................................. A-23
    7.2  Effect of Termination ....................................... A-24
    7.3  Expiration of Representations, Warranties and Covenants ..... A-24
    7.4  Waiver ...................................................... A-24
    7.5  Amendment or Supplement ..................................... A-24
ARTICLE VIII
    Miscellaneous .................................................... A-25
    8.1  Notices ..................................................... A-25
    8.2  Complete Agreement .......................................... A-25
    8.3  Expenses .................................................... A-25
    8.4  Governing Law ............................................... A-25
    8.5  Binding Effect .............................................. A-26
    8.6  Severability ................................................ A-26
    8.7  Counterparts ................................................ A-26
    8.8  Captions .................................................... A-26
    8.9  Specific Performance ........................................ A-26
    8.10 Initial Merger Agreement .................................... A-26
    8.11 BB&T Option Agreement ....................................... A-26

                                   SCHEDULES


  Schedule 2.1       Subsidiaries and Investments
  Schedule 2.4       Rights to Acquire Shares
  Schedule 2.5       Conflicts
  Schedule 2.7(a)    Material Contracts
  Schedule 2.7(b)    Certain Contracts
  Schedule 2.10      Certain Changes
  Schedule 2.12(a)   Title to Certain Assets
  Schedule 2.14      Insurance
  Schedule 2.15      Licenses and Permits
  Schedule 2.16      Litigation and Compliance
  Schedule 2.20      Certain Payments on Change in Control
  Schedule 2.22      Contracts with Affiliates
  Schedule 4.9(g)    Compensation and Bonuses
  Schedule 4.10      Employment and Noncompetition Agreements
  Schedule 4.14      Retention Pool Executives

                                   EXHIBITS


  Exhibit A   Articles of Merger
  Exhibit B   Employment Agreements
  Exhibit C   Affiliates Letter
  Exhibit D   Form of Opinion of Counsel to BB&T
  Exhibit E   Form of Opinion of Counsel to Scott & Stringfellow

                                  DEFINITIONS

   The capitalized terms set forth below are defined in the following sections:


      Agreement                      Introduction
      Articles of Merger             Section 1.2
      Associated Person              Section 2.15
      Average Closing Price          Section 1.7(b)
      BB&T                           Introduction
      BB&T Common Stock              Section 1.7
      BB&T Material Adverse
        Effect                       Section 5.2(a)
      BB&T Option Agreement          Section 8.11
      BB&T Option Plan               Section 1.9
      BB&T Securities Filings        Section 3.4
      Closing                        Section 1.4
      Closing Date                   Section 1.4
      Code                           Section 1.9
      Commission                     Section 2.6
      Compensation Continuation
        Period                       Section 4.14(b)
      Constituent Corporation        Section 1.1
      Effective Time                 Section 1.3
      Employee Contracts             Section 2.7(a)
      Employment Agreement           Section 4.10
      Environmental Laws             Section 2.18(a)
      Environmental Claim            Section 2.18(b)
      ERISA                          Section 2.20(b)(i)
      Exchange                       Section 2.5

      Exchange Act                   Section 1.9
      Exchange Ratio                 Section 1.7(a)
      Hazardous Materials            Section 2.18(b)
      Immediate Family               Section 2.22
      Indemnified Parties            Section 4.16(b)
      Initial Merger Agreement       Recitals
      Intangible Rights              Section 2.19
      Last Audit Date                Section 2.9(b)
      Material Contract              Section 2.7(a)
      Maximum Amount                 Section 4.16(a)
      Merger                         Recitals
      Merger Consideration           Section 1.7
      NASD                           Section 2.5
      NCBCA                          Section 1.1
      NYSE                           Section 1.7(b)
      PBGC                           Section 2.20(b)(iv)
      Plan                           Section 2.20(b)(i)
      Plan of Merger                 Recitals
      Proxy Statement/Prospectus     Section 4.2
      Registration Statement         Section 4.2
      Retention Plan                 Section 4.14
      Retention Vesting Date         Section 4.14
      Scott & Stringfellow           Introduction
      Scott & Stringfellow
        Common Stock                 Section 1.7
      Scott & Stringfellow
        Compensation Committee       Section 4.12(b)
      Scott & Stringfellow
        Employees                    Section 4.12(a)
      Scott & Stringfellow
        Financial                    Introduction
      Scott & Stringfellow
        Financial Statements         Section 2.9(b)
      Scott & Stringfellow
        Material Adverse Effect      Section 5.3(a)
      Scott & Stringfellow
        Securities Filings           Section 3.5
      Scott & Stringfellow
        Subsidiaries                 Section 2.1
      Securities Act                 Section 2.9
      Shareholders                   Section 1.8
      Stock Options                  Section 1.9
      Stock Option Plan              Section 1.9
      Stock Purchase Loan Plan       Section 2.10(a)
      Stock Purchase Plan            Section 2.10(a)
      Surviving Corporation          Section 1.1(a)
      Surviving Subsidiary           Section 4.17
      Taxes                          Section 2.17
      Tax Returns                    Section 2.17
      VSCA                           Section 1.1

                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION

     This Amended and Restated Agreement and Plan of Reorganization, dated as of September 16, 1998 (the "Agreement"), is by and between BB&T CORPORATION, a North Carolina corporation ("BB&T"), and SCOTT & STRINGFELLOW FINANCIAL, INC., a Virginia corporation ("Scott & Stringfellow");


                             STATEMENT OF PURPOSE

     By Agreement and Plan of Reorganization dated August 10, 1998 (the "Initial Merger Agreement") Scott & Stringfellow agreed to be merged with and into BB&T in a transaction to be accounted for as a pooling-of-interests. The parties have determined that certain facts and circumstances preclude the use of pooling-of-interests accounting. In addition, the parties have determined that it will be in their best interests for certain changes to be the Initial Merger Agreement. The parties desire to amend and restate the Initial Merger Agreement to provide for such changes and otherwise to provide for the merger of Scott & Stringfellow with and into BB&T (the "Merger") in the form set forth in the Articles of Merger attached hereto as Exhibit A ("Plan of Merger").

     To accomplish such purposes and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                                   ARTICLE I
                                  THE MERGER

1.1 MERGER.

     BB&T and Scott & Stringfellow are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the Virginia Stock Corporation Act (the "VSCA") and the North Carolina Business Corporation Act (the "NCBCA"). From and after the Effective Time (as defined in Section 1.3):

      (a) Scott & Stringfellow shall be merged with and into BB&T in accordance with the applicable provisions of the VSCA and the NCBCA, with BB&T remaining as the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

      (b) The separate existence of Scott & Stringfellow shall cease and the Merger shall in all respects have the effect provided for in Section 1.5.

      (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

      (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.


1.2 FILING; PLAN OF MERGER.

     The Merger shall not become effective unless and until this Agreement is duly approved by shareholders holding two-thirds of the shares of Scott & Stringfellow Common Stock. Upon fulfillment or waiver of the conditions specified in Article V, and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause Articles of Merger in substantially the form of Exhibit A (the "Articles of Merger") to be executed and filed with the State Corporation Commission of Virginia and the Secretary of State of North Carolina. The Plan of Merger, which is a part of the Articles of Merger, is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of Scott & Stringfellow shall constitute adoption and approval of the Plan of Merger.


1.3 EFFECTIVE TIME.

     The Merger shall be effective at the day and hour on the Closing Date specified in the Articles of Merger filed with the State Corporation Commission of Virginia and the Secretary of State of North Carolina (hereinafter sometimes referred to as the "Effective Time").

1.4 CLOSING.

     The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, 200 West Second Street, Winston-Salem, North Carolina, at 11:00 a.m. not later than the tenth business day following the satisfaction of the conditions to Closing set forth in Article V (the "Closing Date") unless the parties hereto agree in writing upon a different time, date or place. The Closing shall not be deemed to have occurred until all actions necessary to complete the Closing have occurred.


1.5 EFFECT OF MERGER.

     From and after the Effective Time, the separate existence of Scott & Stringfellow shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other chooses in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in either of the Constituent Corporations, shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all of the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.


1.6 FURTHER ASSURANCES.

     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper instruments, documents, deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the intent and purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.


1.7 MERGER CONSIDERATION.

     As used herein, the term "Merger Consideration" shall mean the portion of a whole share of the common stock of BB&T, par value $5.00 per share ("BB&T Common Stock"), to be exchanged for each share of the common stock of Scott & Stringfellow ("Scott & Stringfellow Common Stock") issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be issued in the Merger, determined as follows:

      (a) The number of shares of BB&T Common Stock to be issued in exchange for each issued and outstanding share of Scott & Stringfellow Common Stock shall be in the ratio of one share of BB&T Common Stock for each share of Scott & Stringfellow Common Stock, subject to adjustment in the manner set forth in Section 1.10 (the "Exchange Ratio").

      (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the average closing price per share of BB&T Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions List (as reported by The Wall Street Journal) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the fifth trading day immediately preceding the Closing Date (the fifth day to be determined by counting the first trading day preceding the Closing Date as the first day) (the "Average Closing Price"). No person will be entitled to dividends, voting rights or any other rights as a BB&T shareholder in respect of any fractional share.

1.8 CONVERSION OF SHARES; PAYMENT OF MERGER CONSIDERATION; SURRENDERING
      PROCEDURE.

      (a) At the Effective Time, by virtue of the Merger and without any action on the part of Scott & Stringfellow or its shareholders as of the Effective Time (the "Shareholders"), all of the shares of Scott & Stringfellow Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificates representing the shares of Scott & Stringfellow Common Stock (as provided in paragraph (d) below), the Merger Consideration in accordance with Section 1.7.

      (b) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Scott & Stringfellow Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration as described in Section 1.7. No interest will be paid or accrued on the Merger Consideration. Any certificate for shares of Scott & Stringfellow Common Stock that has been lost or destroyed shall be deemed to be surrendered upon receipt by the Surviving Corporation of evidence of ownership of the shares of Scott & Stringfellow Common Stock represented thereby and of an agreement for indemnification, in each case in form and substance reasonably satisfactory to the Surviving Corporation. After the Effective Time, no transfer of shares of Scott & Stringfellow Common Stock of any Shareholder shall be made on the stock transfer books of the Surviving Corporation.

      (c) Promptly after the Effective Time, the Surviving Corporation shall cause to be delivered or mailed to each Shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented shares of Scott & Stringfellow Common Stock, in exchange for the Merger Consideration. Upon surrender of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, the Surviving Corporation shall promptly cause the Merger Consideration to be transferred as provided in Section 1.7 to the persons entitled thereto.


1.9 CONVERSION OF STOCK OPTIONS.

     Scott & Stringfellow has in effect the Scott & Stringfellow 1987 Stock Option Plan (the "Stock Option Plan"), pursuant to which options to acquire 514,502 shares of Scott & Stringfellow Common Stock (the "Stock Options") are outstanding and unexercised on the date hereof. At the Effective Time, each Stock Option which by its terms does not lapse on or before the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan and each stock option agreement evidencing such Stock Option, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Scott & Stringfellow and the Committee of Scott & Stringfellow's Board of Directors administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall equal the product of the number of shares of Scott & Stringfellow Common Stock subject to such Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal, within the meaning of Internal Revenue Code of 1986, as amended (the "Code"), of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan granting each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or executive officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as to continue as an incentive stock option under
Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and Scott & Stringfellow agree to take all necessary steps to effectuate the foregoing provisions of this Section 1.9. As soon as practicable following the Effective Time, BB&T shall deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or include any converted or substitute options under an existing registration statement, with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plans assumed pursuant to this Section 1.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3. Scott & Stringfellow hereby represents that each of the Stock Option Plans in its current form complies with Rule 16b-3 to the extent, if any, required as of the date hereof.


1.10 ANTI-DILUTION.

     In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration and the Exchange Ratio shall be proportionately adjusted.


1.11 SPECIAL CASH DIVIDEND.

     Notwithstanding any other provisions hereof, prior to the Closing Date Scott & Stringfellow shall pay to shareholders of record on a record date selected by Scott & Stringfellow a special cash dividend of $.20 per share. Such special dividend shall be in addition to Scott & Stringfellow's regular quarterly cash dividend of $.10 per share.


                                  ARTICLE II
            REPRESENTATIONS AND WARRANTIES OF SCOTT & STRINGFELLOW

     Scott & Stringfellow represents and warrants to BB&T as follows (no representation or warranty herein of Scott & Stringfellow shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under the applicable standard set forth in Section 5.3(a)):


2.1 SUBSIDIARIES AND INVESTMENTS.

     Except for Scott & Stringfellow, Inc., Scott & Stringfellow Capital Management, Inc. and Scott & Stringfellow Realty, Inc. (individually, a "Scott & Stringfellow Subsidiary" and collectively, the "Scott & Stringfellow Subsidiaries"), each of which is wholly owned by Scott & Stringfellow, and except as disclosed on Schedule 2.1, Scott & Stringfellow has no subsidiary or direct or indirect interest in any partnership, limited liability company, joint venture, corporation, or other business, except for marketable securities held as inventory for sale in the ordinary course of business.


2.2 ORGANIZATION AND GOOD STANDING.

     Each of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to own, lease and operate its properties and assets, and to carry on its business as now conducted and as presently proposed to be conducted, and, except as provided on SCHEDULE 2.15, is duly qualified to do business in all other jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to qualify would have a Scott & Stringfellow Material Adverse Effect (as defined in Section 5.3(a)).


2.3 AUTHORITY.

     Scott & Stringfellow has all requisite corporate power and authority to enter into and to perform all of its obligations under this Agreement, including the Plan of Merger, and the BB&T Option Agreement. The execution, delivery and performance of this Agreement, including the Plan of Merger, and the BB&T Option Agreement by Scott & Stringfellow have been duly and validly authorized by all necessary corporate action, except for approval by shareholders holding more than two-thirds of the shares of Scott & Stringfellow Common Stock. This Agreement, including the Plan of Merger, and the BB&T Option Agreement constitute the legal, valid and binding obligation of Scott & Stringfellow, and are enforceable against Scott & Stringfellow in accordance with their respective terms, subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership, or similar laws affecting the rights of creditors and (ii) general principles of equity.

2.4 CAPITALIZATION.

     The entire authorized capital stock of Scott & Stringfellow consists of 10,000,000 shares of common stock, par value $0.10 per share, of which 3,289,595 are issued and outstanding. The shares of Scott & Stringfellow Common Stock issued and outstanding have been duly authorized and are validly issued, fully paid and nonassessable, with no liability attaching to the ownership thereof. No shares of Scott & Stringfellow Common Stock have been reserved for any purpose, except for 514,502 shares reserved in connection with the Stock Option Plan and 654,629 shares reserved in connection with the BB&T Option Agreement and except as set forth on SCHEDULE 2.4. Except as provided in
SCHEDULE 2.4 and in respect of the Stock Option Plan, there are no authorized, outstanding or existing (a) voting trusts or other agreements or understandings with respect to the voting of Scott & Stringfellow's common stock; (b) securities convertible into or exchangeable for voting common stock; (c) options, warrants or other rights (including, without limitation, preemptive rights) to purchase, repurchase or subscribe for any of Scott & Stringfellow's common stock; (d) agreements of any kind relating to the issuance of common stock of Scott & Stringfellow, any other type or form of securities or any options, warrants or rights; or (e) agreements of any kind which may obligate Scott & Stringfellow to issue or purchase any of its securities. None of the shares of Scott & Stringfellow Common Stock has been issued in violation of any preemptive or other rights of shareholders.


2.5 NO CONFLICT.

     Except as provided in SCHEDULE 2.5, neither the execution and delivery by Scott & Stringfellow of this Agreement or the BB&T Option Agreement, nor consummation by Scott & Stringfellow of the transactions contemplated hereby or thereby, nor compliance by Scott & Stringfellow with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of Scott & Stringfellow or any Scott & Stringfellow Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Scott & Stringfellow or any Scott & Stringfellow Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or, subject to prior receipt of all required governmental approvals and self-regulatory organization approvals, will result in any loss by Scott & Stringfellow or a Scott & Stringfellow Subsidiary of any membership in or seat on any securities or commodities exchange (an "Exchange"), the National Association of Securities Dealers, Inc. (the "NASD") or other self-regulatory organization or will result in any restriction on, or revocation of, rights in respect thereof, or (iii) subject to prior receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Scott & Stringfellow or any Scott & Stringfellow Subsidiary.


2.6 REGULATORY CONSENTS.

     Other than (i) consents or approvals required from, or notices to, regulatory authorities as provided in Section 4.4(b), (ii) filings of applications or notices with state securities licensing or supervisory authorities and self-regulatory organizations, (iii) the filing with the Securities and Exchange Commission (the "Commission") of the Proxy Statement in definitive form, (iv) approval of the NYSE and consents of the other applicable Exchanges to the transfer of ownership of seats or memberships, and (v) the issuance of a certificate of merger by the Virginia State Corporation Commission pursuant to the VSCA, no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Scott & Stringfellow of the Merger and the other transactions contemplated in this Agreement. There is no condition relating to Scott & Stringfellow or any Scott & Stringfellow Subsidiary which should cause the approvals of governmental authorities or self-regulatory organizations necessary to permit consummation of the transactions contemplated by this Agreement to not be received or to be received subject to a condition or requirement described in Section 5.3(b).


2.7 CERTAIN CONTRACTS.

      (a) SCHEDULE 2.7(A) sets forth a true, complete and correct list of all Material Contracts. For purposes of this Agreement, a "Material Contract" means any written or oral contract, agreement, undertaking or commitment relating to Scott & Stringfellow or any Scott & Stringfellow Subsidiary with or to any person or entity whatsoever, other than (i) those governing the employment of brokers, traders and investment bankers at a level below Executive Vice President ("Employee Contracts"), (ii) leases of real or personal property and (iii) those which (A) may be terminated on not more than ninety days notice without liability to Scott & Stringfellow or any Scott & Stringfellow Subsidiary, or (B) involve payments in the aggregate of less than $250,000. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is a party to any written or oral contract, agreement, undertaking or commitment relating to the employment, election or retention in office of any present or former director or officer at the level of Executive Vice President or higher. Except as set forth in
   SCHEDULE 2.7(A), all of the Material Contracts and Employee Contracts are valid and in full force and effect, and there are no defaults by any party thereunder and no event, act or omission has occurred which (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default under any Material Contract or any Employee Contract. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have performed all the obligations required to be performed thereby under the Material Contracts and the Employee Contracts.

      (b) Except as set forth on SCHEDULE 2.7(B), neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by Scott & Stringfellow or any Scott & Stringfellow Subsidiary or the guarantee by Scott & Stringfellow or any Scott & Stringfellow Subsidiary of any such obligation, which cannot be terminated within less than thirty days after the Closing Date by Scott & Stringfellow or such Scott & Stringfellow Subsidiary, (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, which cannot be terminated within less than thirty days after the Closing Date by Scott & Stringfellow or the applicable Scott & Stringfellow Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving Scott & Stringfellow of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement, except for (A) stock option agreements in respect of the Stock Option Plan, (B) forgivable loans in the amount of approximately $475,000 and (C) the option of Atlantic Capital to purchase Scott & Stringfellow's interest in Atlantic Capital.


2.8 MINUTE BOOKS.

     The minute books of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries contain accurate records of all actions taken by their respective shareholders and Board of Directors, and all signatures contained therein are the true signatures of the persons whose signatures they purport to be.


2.9 SECURITIES FILINGS; FINANCIAL STATEMENTS.

      (a) Scott & Stringfellow has timely filed with the Commission all documents required to be filed by it by the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act ("Scott & Stringfellow Securities Filings") since June 30, 1995. The Scott & Stringfellow Securities Filings (i) complied as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (b) The financial statements of Scott & Stringfellow included in the Scott & Stringfellow Securities Filings (the "Scott & Stringfellow Financial Statements"), including without limitation those Scott & Stringfellow Financial Statements as of June 27, 1997 (the "Last Audit Date"), fairly present the consolidated financial position of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applied on a consistent basis. Since the Last Audit Date, there has been no Scott & Stringfellow Material Adverse Effect.


2.10 ABSENCE OF CERTAIN CHANGES.

     Except as described in the Scott & Stringfellow Securities Filings or on
SCHEDULE 2.10, following the Last Audit Date, Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have conducted their respective operations and business only in the ordinary course, and have not:

      (a) Declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, other than regularly scheduled dividends payable on record dates and in amounts publicly disclosed or permitted or accepted any contributions to capital or other increases in equity, except pursuant to (i) the exercise of Stock Options, (ii) the purchase of Scott & Stringfellow Common Stock under the Scott & Stringfellow Employee Stock Purchase Plan (the

   "Stock Purchase Plan") and (iii) the payment of principal on loans made pursuant to the Scott & Stringfellow Management Stock Purchase Loan Plan (the "Stock Purchase Loan Plan") and secured by shares of Scott & Stringfellow Common Stock purchased under the Stock Purchase Loan Plan;

      (b) Made or entered into any general wage, salary or commission increase for their respective employees as a group, except in the ordinary course of business consistent with past practices;

      (c) Incurred any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except incurred in the ordinary course of business;

      (d) Introduced any new method of management, operations or accounting;

      (e) Suffered any event or condition of any character that has had or might reasonably be expected to have an adverse effect on their businesses, financial condition, results of operations or business prospects considered on a consolidated basis; or

      (f) Agreed, whether in writing or otherwise, to take any action described in this Section 2.10.


2.11 UNDISCLOSED LIABILITIES; HEDGES AND DERIVATIVES.

     Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has any indebtedness, liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, other than (a) those reflected in the Scott & Stringfellow Financial Statements and not heretofore paid or discharged (and in the actual amounts so reflected); (b) those incurred during the period from the Last Audit Date to the date of this Agreement in the ordinary course of business; and (c) those incurred in the ordinary course of business and otherwise in compliance with the provisions of this Agreement from the date hereof to the Closing Date. Scott & Stringfellow will have no liability or obligation under any contract (including any off-balance sheet hedge or derivative) attributable to any actual or alleged breach thereof or nonperformance thereunder prior to the Closing Date or accruing with respect to any period prior to the Closing Date.


2.12 TITLE TO ASSETS.

      (a) Except as provided in SCHEDULE 2.12(A) and specifically reserved against or otherwise disclosed on the Scott & Stringfellow Financial Statements, Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected on the consolidated balance sheet included in the Scott & Stringfellow Financial Statements as of the Last Audit Date or acquired after such date, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, easements and encumbrances, if any, as do not adversely affect marketability or Scott & Stringfellow's use of the properties or (iii) dispositions and encumbrances for adequate consideration in the ordinary course of business.

      (b) Except for Scott & Stringfellow Realty, Inc., neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary owns any real property. All leases and licenses for all assets, real and personal, leased or licensed by Scott & Stringfellow or any Scott & Stringfellow Subsidiary are valid and enforceable in accordance with their respective terms.


2.13 SECURITIES; REPURCHASE AGREEMENTS; DERIVATIVES.

      (a) All securities carried on the books of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are valued in accordance with generally accepted accounting principles and the rules and regulations of the Commission. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has any securities or hedging or derivatives transactions which are not fully reflected and accounted for in the Scott & Stringfellow Financial Statements.

      (b) Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has in effect or is a party to any agreement pursuant to which Scott & Stringfellow or the Scott & Stringfellow Subsidiary has (i) purchased securities subject to an agreement to resell, (ii) sold securities subject to an agreement to repurchase or (iii) any interest rate swap or other similar agreement.

      (c) Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is a party to or has agreed to enter into an Exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Scott & Stringfellow Financial Statements, which is a financial derivative contract (including various combinations thereof).

2.14 INSURANCE.

     SCHEDULE 2.14 contains a true, correct and complete list of all policies of fire and casualty, property, product and other liability, workers' compensation and other forms of insurance maintained by or with respect to Scott & Stringfellow, the Scott & Stringfellow Subsidiaries or their respective properties. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Scott & Stringfellow has reasonably determined to be prudent in accordance with industry practices. All of such policies are in full force and effect in accordance with their respective terms. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiaries are in default under such policies, and all claims thereunder have been filed in due and timely fashion. Except as set forth in SCHEDULE 2.14, there are no claims pending or threatened under any of such policies and there are no disputes between Scott & Stringfellow or any Scott & Stringfellow Subsidiary and any of the underwriters of said policies.


2.15 LICENSES AND PERMITS.

     Scott & Stringfellow, Inc. is a member in good standing of the NASD, the Securities Investor Protection Corporation, the Securities Industry Association, the Public Securities Association and the NYSE and has two seats on the NYSE and one seat on each of the American Stock Exchange, Inc., the New York Cotton Exchange and the Chicago Stock Exchange, which Exchanges constitute all of the Exchanges of which Scott & Stringfellow or any Scott & Stringfellow Subsidiary is a member or on which it has a seat. In addition to the foregoing, Scott & Stringfellow, Inc. is a registered broker-dealer with the Commission, and each of Scott & Stringfellow, Inc. and Scott & Stringfellow Capital Management, Inc., is a registered investment adviser with the Commission. Each Associated Person as defined in Article I(q) of the By-Laws of the NASD ("Associated Person") of Scott & Stringfellow or any Scott & Stringfellow Subsidiary who is engaged in activities requiring registration with the NASD, is properly registered with the NASD as a principal or representative of Scott & Stringfellow or the appropriate Scott & Stringfellow Subsidiary. Except as set forth on SCHEDULE 2.15, Scott & Stringfellow and each Scott & Stringfellow Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all federal and state governmental and self-regulatory organization authorities that are required in order for Scott & Stringfellow and the Scott & Stringfellow Subsidiaries to conduct their respective businesses. All such permits, licenses, authorizations, orders and approvals are in full force and effect, and the continued validity thereof shall not be adversely affected by this Agreement or the consummation of the transactions contemplated hereby. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has received any notice of any claim of revocation of any such permit, license, authorizations, orders and approvals, or of any restriction thereto or limitation thereon, nor does Scott & Stringfellow have any knowledge of any event that might give rise to such a claim. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing.


2.16 LITIGATION AND COMPLIANCE.

     Except as set forth in SCHEDULE 2.16, there are no actions, suits, claims, proceedings or governmental or administrative investigations pending or, to the best of Scott & Stringfellow's knowledge, threatened against Scott & Stringfellow, any Scott & Stringfellow Subsidiary or any of their respective assets or which present a claim to restrain or prohibit the transactions contemplated hereby or by the BB&T Option Agreement. None of the claims or proceedings set forth on SCHEDULE 2.16, if determined adversely against Scott & Stringfellow, would have a Scott & Stringfellow Material Adverse Effect (as defined in Section 5.3(a)). Scott & Stringfellow, the Scott & Stringfellow Subsidiaries and their respective personnel have complied with and are not in default or violation under any applicable law, ordinance, requirement, regulation, policy, guideline, decree or order (including, without limitation, the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder, the rules of the NASD (as defined in Article I(s) of the By-Laws of the NASD) and the rules of conduct of any Exchange of which Scott & Stringfellow or any Scott & Stringfellow Subsidiary is a member) affecting Scott & Stringfellow, any Scott & Stringfellow Subsidiary or their respective personnel. Except in connection with routine examinations by regulatory authorities, neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has received, since June 30, 1995, any notice of any claimed default or violation with respect to any such law, ordinance, requirement, regulation, policy, guideline, decree or order. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is subject to any judgment, order or decree entered in any action or proceeding adverse to Scott & Stringfellow, any Scott & Stringfellow Subsidiary or any of their respective assets. Except as set forth on SCHEDULE 2.16, there are no disciplinary proceedings or investigations by the Commission, the NASD, any Exchange or any state securities regulatory agency, and there are no complaints filed with any District Business Conduct Committee or similar committee of the NASD, any

Exchange or any state securities regulatory agency pending against Scott & Stringfellow, any Scott & Stringfellow Subsidiary or any of their respective Associated Persons. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have duly filed all reports, returns, registrations, notices and statements required to be filed thereby with governmental authorities relating thereto, including, without limitation, reports required to be filed with the Commission, the NASD and any Exchange, and each such report at the time of filing complied with the rules and regulations of the Commission, the NASD and any such Exchange, as the case may be. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have paid when due all required premiums to the Securities Investor Protection Corporation. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are in compliance with the rules and regulations of all federal and state governmental authorities and agencies and self-regulatory organizations governing their respective securities activities, including but not limited to rules and regulations relating to capital and reserves promulgated by the Commission, the NASD, any Exchange and state governmental agencies.


2.17 TAX MATTERS

      (a) Scott & Stringfellow and the Scott & Stringfellow Subsidiaries (and any predecessors thereof) have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns, collectively, the "Tax Returns") and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all United States, state and local income, profits, franchise, sales, use, occupancy, property, severance, excise, value added, withholding, transfer, documentary and other taxes, and all taxes owing to any foreign countries or political subdivisions thereof (including interest, penalties and additions to such taxes) (collectively, the "Taxes") required to be paid in respect of the periods covered by such Tax Returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all Taxes required to be paid for any subsequent periods ending on or prior to the Effective Time. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has or will have any liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established. All Tax Returns required to be filed after the date hereof by Scott & Stringfellow or the Scott & Stringfellow Subsidiaries shall, in each case, be prepared and filed in a timely manner consistent in all respects (including elections and accounting methods and conventions) with such Tax Return most recently filed by Scott & Stringfellow or such Scott & Stringfellow Subsidiary in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation or agreed to by BB&T. Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all Taxes required to be paid or accrued for the preceding or current fiscal year for which a Tax Return is not yet due.

      (b) All Tax Returns filed by Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are complete and accurate. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is delinquent in the payment of any Tax, assessment or governmental charge. No deficiencies for any Tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Scott & Stringfellow or any Scott & Stringfellow Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Scott & Stringfellow or any Scott & Stringfellow Subsidiary to extend the period of limitations for the assessment or collection of any Tax. No audit examination or deficiency or refund litigation with respect to such Tax Returns is pending.

      (c) Deferred taxes have been provided for on the Scott & Stringfellow Financial Statements in accordance with generally accepted accounting principles applied on a consistent basis.

      (d) Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Scott & Stringfellow or any Scott & Stringfellow Subsidiary) or has any liability for Taxes of any person (other than Scott & Stringfellow and the Scott & Stringfellow Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

      (e) Each of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under
   Section 3406 of the Code.

      (f) Except for Stock Options that vest upon a change of control, neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.


2.18 ENVIRONMENTAL MATTERS.

      (a) Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are and at all times have been in compliance with all any applicable federal, state, county or local statutes, laws, regulations, rules, ordinances, codes, licenses or permits of any governmental authorities relating to environmental matters (collectively "Environmental Laws"). The Environmental Laws include by way of illustration and not by way of limitation the Comprehensive Environmental Response, Compensation and Liability Act as amended, the Resource Conservation and Recovery Act as amended, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, any "Superfund" or "Superlien" law, or any other federal, state or local statute, law, ordinance, code, rule, regulation, order, decree or guideline (whether published or unpublished) regulating, relating to or imposing liability or standards of conduct concerning any petroleum, petroleum by-product (including but not limited to crude oil, diesel oil, fuel oil, gasoline, lubrication oil, oil refuse, oil mixed with other waste, oil sludge, and all other liquid hydrocarbons, regardless of specific gravity), natural or synthetic gas, Hazardous Materials (as defined in Section 2.18(b)), toxic or dangerous waste, substance or material, pollutant or contaminant. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has received any communication alleging that Scott & Stringfellow or any Scott & Stringfellow Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

      (b) Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has received notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) (an "Environmental Claim") arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any Environmental Law, including but not limited to petroleum products; (iii) asbestos; (iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment (collectively, "Hazardous Materials"). There are no Environmental Claims pending, and, to the best knowledge of Scott & Stringfellow, there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Law upon (1) Scott & Stringfellow or any Scott & Stringfellow Subsidiary, (2) any person or entity whose liability for any Environmental Claim Scott & Stringfellow or any Scott & Stringfellow Subsidiary has or may have retained or assumed, either contractually or by operation of law, (3) any real or personal property owned or leased by Scott & Stringfellow or any Scott & Stringfellow Subsidiary, or any real or personal property which Scott & Stringfellow or any Scott & Stringfellow Subsidiary has or is judged to have managed or supervised or participated in the management of, or (4) any real or personal property in which Scott & Stringfellow or any Scott & Stringfellow Subsidiary holds a security interest securing a loan recorded on the books of Scott & Stringfellow or any Scott & Stringfellow Subsidiary. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

      (c) Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Scott & Stringfellow relating to all real and personal property owned or leased by Scott & Stringfellow or any Scott
   & Stringfellow Subsidiary and all real and personal property of which Scott & Stringfellow or any Scott & Stringfellow Subsidiary has or is judged to have managed or supervised or participated in the management of.

      (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Scott & Stringfellow or any

   Scott & Stringfellow Subsidiary or against any person or entity whose liability for any Environmental Claim Scott & Stringfellow or any Scott & Stringfellow Subsidiary has or may have retained or assumed, either contractually or by operation of law.


2.19 INTANGIBLE RIGHTS.

     Scott & Stringfellow or a Scott & Stringfellow Subsidiary owns or possesses the right to use the patents, trademarks, service marks, trade names, brands, copyrights, licenses and designs and rights and applications with respect to the foregoing ("Intangible Rights") used in or required for the conduct of the businesses of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries as now being conducted or presently proposed to be conducted. There are no assignments, licenses or sublicenses with respect to any of the Intangible Rights. There are no pending or, to the best of Scott & Stringfellow's knowledge, threatened claims by any person to the use of any of the Intangible Rights and, to the best of Scott & Stringfellow's knowledge, none of the Intangible Rights infringes on the rights of any person and no valid basis exists for any such claim.


2.20 EMPLOYEES: COMPENSATION; BENEFIT PLANS.

      (a) COMPENSATION. Scott & Stringfellow has previously given to BB&T a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director or officer at the level of Executive Vice President or higher of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries, and a list of each other person (other than a current employee or director) to whom Scott & Stringfellow or a Scott & Stringfellow Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever (other than through a tax qualified defined contribution pension plan).

      (b) EMPLOYEE BENEFIT PLANS.

         (i) Scott & Stringfellow has previously delivered to BB&T copies of all Plans, as defined below, contributed to, maintained or sponsored by Scott & Stringfellow or any Scott & Stringfellow Subsidiary, to which Scott & Stringfellow or any Scott & Stringfellow Subsidiary is obligated to contribute or with respect to which Scott & Stringfellow or any Scott & Stringfellow Subsidiary has any liability or potential liability, whether direct or indirect. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 2.20(b)(i) and which is: (A) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not funded and whether or not terminated, or (B) a personnel policy or fringe benefit plan, policy, program or arrangement, whether or not subject to ERISA, whether or not funded, and whether or not terminated, including without limitation, any stock bonus, deferred compensation, pension, severance, bonus, vacation, travel, incentive, health, disability or other pension or welfare plan.

         (ii) Except as disclosed on SCHEDULE 2.20, neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any Multiemployer Plan (as such term is defined in Section 3(37) of ERISA), (B) any Plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or current former employees, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

         (iii) Except as disclosed in SCHEDULE 2.20, none of the Plans obligates Scott & Stringfellow or any Scott & Stringfellow Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a change in the ownership or effective control of Scott & Stringfellow or in the ownership of a substantial part of the assets of Scott & Stringfellow within the meaning of Section 280G of the Code (and regulations promulgated thereunder).

         (iv) Each Plan and all related trusts, insurance contracts, and funds have been maintained, funded and administered in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. None of Scott & Stringfellow, any Scott & Stringfellow Subsidiary or, to the knowledge of Scott & Stringfellow, any trustee or administrator of any Plan, or any other person has engaged in any transaction with respect to any Plan which could subject Scott & Stringfellow, any Scott & Stringfellow Subsidiary, any trustee or administrator of any Plan, or any party dealing with any Plan, or BB&T to any tax or penalty imposed by ERISA or the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and Scott & Stringfellow has no knowledge of any facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands. Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has in effect or has had in effect any Plan subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA.

         (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

         (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of companies (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Scott & Stringfellow or any Scott & Stringfellow Subsidiary is a member or was a member during such five-year period.

         (vii) With respect to each Plan, all required or recommended payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made.

         (viii) The Board of Directors of Scott & Stringfellow or the appropriate Scott & Stringfellow Subsidiary, or a committee or officer authorized by such Board, has authority to amend or terminate the Plans at any time without limitation, and neither the consideration or implementation of the transactions contemplated under this Agreement nor the amendment or termination of any or all of the Plans on or after the date of this Agreement will increase (A) Scott & Stringfellow's or any Scott & Stringfellow Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans.

         (ix) With respect to each Plan, Scott & Stringfellow has provided BB&T with true, complete and correct copies, to the extent applicable, of (A) all documents pursuant to which the Plans are maintained, funded and administered, (B) the two most recent annual reports (Form 5500 series) filed with the Internal Revenue Service (with attachments), (C) the two most recent financial statements, (D) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions), and (E) the most recent valuation (but in any case at least one that has been completed within the last calendar year) of the present and future obligations under each Plan that provides post-retirement or post-employment health, life insurance, accident or other "welfare-type" benefits.


2.21 LABOR MATTERS.

     Scott & Stringfellow and the Scott & Stringfellow Subsidiaries are in compliance with all federal, state and local laws affecting employment and employment practices, including terms and conditions of employment, and wages and hours, and have not engaged in any unfair labor practice. There are no complaints against Scott & Stringfellow or any Scott & Stringfellow Subsidiary pending or, to the best of Scott & Stringfellow's knowledge, threatened with respect to employees of Scott & Stringfellow or any Scott & Stringfellow Subsidiary before the National Labor Relations Board. There are no labor strikes, slowdowns or stoppages pending or, to the best of Scott & Stringfellow's knowledge, threatened by or with respect to employees of Scott & Stringfellow or any Scott & Stringfellow Subsidiary. No representation questions exist with respect to the employees of Scott & Stringfellow or any Scott & Stringfellow Subsidiary, there are no grievances asserted which might have a Scott & Stringfellow Material Adverse Effect, and neither Scott & Stringfellow nor or any Scott & Stringfellow Subsidiary has experienced any labor strikes, slowdowns or work stoppages. There are no collective bargaining agreements now or previously in effect. All pending and, to the best of Scott & Stringfellow's knowledge, threatened worker's compensation claims against Scott & Stringfellow or any Scott & Stringfellow Subsidiary are adequately covered by insurance.


2.22 CONTRACTS WITH AFFILIATES.

     Except as set forth in SCHEDULE 2.22, none of the Material Contracts or any other agreement, document or instrument (except for brokerage accounts and brokerage transactions entered into in the ordinary course of business and agreements governing employment) to which Scott & Stringfellow or any Scott & Stringfellow Subsidiary has been a party during the past three years: (a) involves as a party (i) any officer, director or shareholder of Scott & Stringfellow or any Scott & Stringfellow Subsidiary,
(ii) a member of the Immediate Family of any of the persons referred to in (i), or (iii) any entity which any person or entity referred to in (i) or (ii) controls or in which any such person or entity has a substantial interest, direct or indirect, or is a director, officer, partner or trustee; or (b) requires or required or is or was contingent upon the payment by or on behalf of Scott & Stringfellow or any Scott & Stringfellow Subsidiary of commissions or compensation to any person not a party to such agreement, document or instrument. For purposes of this Agreement, "Immediate Family" means children (including stepchildren), grandchildren, parents, stepparents, grandparents, spouses, siblings, children, stepchildren and grandchildren of siblings, mother-in-laws, father-in-laws, son-in-laws, daughter-in-laws, brother-in-laws and sister-in-laws, including all adoptive relationships.


2.23 ACCOUNTING, TAX AND REGULATORY MATTERS.

     Neither Scott & Stringfellow nor any Scott & Stringfellow Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code (except to the extent actions taken pursuant to this Agreement could have such effect) or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 4.4(b) or result in failure of the conditions set forth in Section 5.3.


2.24 CERTAIN INFORMATION.

     When the Proxy Statement/Prospectus (as defined in Section 4.2) is mailed to Shareholders, and at the time of the meeting of Shareholders to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto shall, with respect to all information set forth therein relating to Scott & Stringfellow, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.


2.25 BROKERS.

     No finder, broker, agent, investment banker or other intermediary has acted for or on behalf of Scott & Stringfellow in connection with the negotiation or consummation of this Agreement or the BB&T Option Agreement, and there are no claims for any brokerage commission, finders' fee, investment banking fee or similar payment due from Scott & Stringfellow.


2.26 STATE TAKEOVER LAWS.

     Scott & Stringfellow and the Scott & Stringfellow Subsidiaries have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, including, without limitation, the provisions of Sections 13.1-725 through 13.1-727.1 and 13.1-728.1 through 13.1-728.9 of the
VSCA.


2.27 NO DISSENTERS' RIGHTS.

     Nothing in the Articles of Incorporation or the Bylaws of Scott & Stringfellow or any Scott & Stringfellow Subsidiary provides or would provide to any person, including without limitation the Shareholders, upon execution of this Agreement, the Plan of Merger or the BB&T Option Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.


                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF BB&T

     BB&T hereby represents and warrants to Scott & Stringfellow as follows (no representation or warranty herein of BB&T shall be deemed to be inaccurate unless the inaccuracy would permit Scott & Stringfellow to refuse to consummate the Merger under the applicable standard set forth in Section 5.2(a)):


3.1 CAPITAL STRUCTURE OF BB&T.

     The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which no shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock, of which 140,504,072 shares were issued and outstanding on June 30, 1998 with rights attached pursuant to the Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 4.3(b) are free of any liens, claims or encumbrances and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.


3.2 ORGANIZATION, STANDING AND AUTHORITY OF BB&T.

     BB&T is a corporation duly organized and validly existing under the laws of the state of North Carolina, with full corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to qualify would have a BB&T Material Adverse Effect (as defined in Section 5.2(a)). BB&T is registered as a bank holding company under the Federal Bank Holding Company Act of 1956, as amended.


3.3 AUTHORIZED AND EFFECTIVE AGREEMENT.

      (a) BB&T has all requisite corporate power and authority to enter into and, subject to receipt of all necessary government approvals, perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate action on the part of BB&T. This Agreement, including the Plan of Merger, constitutes the legal, valid and binding obligation of BB&T, enforceable against BB&T in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity (whether applied in a court of law or in equity).

      (b) Neither the execution and delivery by BB&T of this Agreement nor the performance of any other obligation of BB&T under this Agreement, conflicts with, will result in the breach of, or constitutes a default under, the terms of its Articles of Incorporation or Bylaws, any indenture or other instrument or agreement to which BB&T is a party or by which any of its assets may be bound or affected, or any statute, ordinance, judgment, order, decree, regulation or rule of any court or governmental body affecting or relating to BB&T or its assets, or will result in the creation of any lien upon any assets of BB&T.

      (c) Other than filings contemplated by Section 1.2 and the regulatory consents required as provided in Section 4.4(b), no notice to, filing with or consent of any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated by this Agreement.


3.4 SECURITIES FILINGS; FINANCIAL STATEMENTS.

      (a) BB&T has timely filed with the Commission all documents required to be filed by it by the Securities Act or the Exchange Act ("BB&T Securities Filings") since December 31, 1995. The BB&T Securities Filings (i) complied as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (b) The financial statements included in the BB&T Securities Filings fairly present the consolidated financial position of BB&T and its subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applied on a consistent basis. Since December 31, 1997, there has been no BB&T Material Adverse Effect.


3.5 ACCOUNTING, TAX AND REGULATORY MATTERS.

     BB&T has not taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code (except to the extent actions taken pursuant to this Agreement could have such effect), or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 4.4(b) or result in failure of the conditions set forth in Section 5.2.

3.6 CERTAIN INFORMATION.

     When the Proxy Statement/Prospectus (as defined in Section 4.2) is mailed to Shareholders, and at the time of the meeting of Shareholders to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.


                                  ARTICLE IV
                                   COVENANTS

4.1 SHAREHOLDERS' MEETING.

     Scott & Stringfellow shall submit this Reorganization Agreement and the Plan of Merger to its shareholders for approval at a special meeting to be held as soon as practicable, and by approving execution of this Agreement the Board of Directors of Scott & Stringfellow agrees that it shall recommend that the shareholders vote for such approval; provided, that the Board of Directors of Scott & Stringfellow may withdraw or refuse to make such recommendation if and only if, in good faith reliance on written advice of its financial and legal advisors, the Board of Directors shall determine that such recommendation would violate its fiduciary duty to shareholders of Scott & Stringfellow. Subject to the foregoing, each of Frederic Scott Bocock, Sidney Buford Scott, John J. Muldowney, David Plageman, William F. Calliott, John Sherman, Jr. and R. Bruce Campbell, as a shareholder of Scott & Stringfellow, agrees by executing this Agreement (i) that he will vote all shares of Scott & Stringfellow owned by him in favor of the Plan of Merger and (ii) that he will not transfer any shares of Scott & Stringfellow from and after the date hereof, except pursuant to this Agreement or with the prior written consent of BB&T.


4.2 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS.

     As promptly as practicable after the date hereof, BB&T shall prepare and file a registration statement (including any pre-effective and post-effective amendments, the "Registration Statement") with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement. Scott & Stringfellow will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of proxy statement and prospectus, together with any supplements thereto, to be sent to the Shareholders to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger (the "Proxy Statement/Prospectus"). BB&T and Scott & Stringfellow shall use their reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of applicable securities laws and the applicable rules and regulations of the Commission thereunder. Scott & Stringfellow shall cause the Proxy Statement/Prospectus to be mailed to Shareholders in accordance with all applicable notice requirements.


4.3 PLAN OF MERGER; RESERVATION OF SHARES.

      (a) Subject to the provisions of Article V, the Merger shall be effected at the Effective Time in accordance with the Plan of Merger substantially in the form attached hereto as Exhibit A. Subject to consummation of the Merger, BB&T further undertakes and agrees to effect the merger of subsidiaries contemplated by Section 4.17.

      (b) BB&T has reserved for issuance such number of shares of BB&T Common Stock estimated to be necessary to pay the Merger Consideration as contemplated in Section 1.7, and BB&T undertakes and agrees to pay the Merger Consideration when due. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder shall not be sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

4.4 ADDITIONAL ACTS.

      (a) With the consent of Scott & Stringfellow, which consent shall not unreasonably be withheld, BB&T may modify the structure of, or substitute parties to, the transactions contemplated hereby, provided that such modifications do not adversely affect the economic benefits of such transactions to shareholders of Scott & Stringfellow or otherwise abrogate the covenants and other agreements contained in this Agreement.

      (b) As promptly as practicable after the date hereof, BB&T shall submit notice or applications for prior approval of the transactions contemplated herein to the Board of Governors of the Federal Reserve and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Scott & Stringfellow shall provide information required for such filings promptly upon the request of BB&T. Scott & Stringfellow represents and warrants that all information concerning it and its directors, officers and shareholders submitted for inclusion in any such application shall be true, correct and complete in all material respects as of the date presented.


4.5 BEST EFFORTS.

     BB&T and Scott & Stringfellow shall each use its best efforts in good faith (i) to furnish such information as may be required in connection with, and otherwise cooperate in, the preparation and filing of the Registration Statement and the documents referred to in Section 4.4(b) and elsewhere herein, and (ii) to take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article V, including without limitation, executing and delivering, or causing to be executed and delivered such representations, certificates and other instruments or documents as may be reasonably requested by Scott & Stringfellow's legal counsel for such counsel to issue the opinion contemplated by Section 5.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor Scott & Stringfellow shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.


4.6 CERTAIN ACCOUNTING MATTERS.

     Scott & Stringfellow shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures).


4.7 ACCESS TO INFORMATION.

     Scott & Stringfellow will keep BB&T advised of all material developments relevant to its business and to consummation of the Merger. Upon reasonable notice, Scott & Stringfellow shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, shall make available to representatives of BB&T all information concerning its business as BB&T may reasonably request. No investigation pursuant to this Section 4.7 or otherwise in this Agreement shall affect or be deemed to modify any representation or warranty made by Scott & Stringfellow, or the conditions to any of its obligations hereunder. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement notwithstanding
Section 7.3. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.


4.8 PRESS RELEASES.

     BB&T and Scott & Stringfellow shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.


4.9 FORBEARANCES OF SCOTT & STRINGFELLOW.

     Except with the prior written consent of BB&T, between the date hereof and the Effective Time, Scott & Stringfellow shall not, and shall cause each of the Scott & Stringfellow Subsidiaries to not:

      (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any subsidiary;

      (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled dividends payable in cash on record dates and in amounts consistent with past practices and other than as provided in Section 1.11, or permit or accept any contributions to capital or other increases in equity, except pursuant to (i) the exercise of Stock Options outstanding as of the date hereof pursuant to the Stock Option Plan, (ii) the BB&T Option Agreement, or (iii) the payment of principal on loans made pursuant to the Stock Purchase Loan Plan and secured by shares of Scott & Stringfellow Common Stock purchased under the Stock Purchase Loan Plan;

      (c) issue any shares of its capital stock (except as permitted in (b) preceding), pursuant to conversion rights or otherwise; issue, grant or authorize any rights to acquire its capital stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

      (d) amend its Articles of Incorporation or Bylaws;

      (e) impose or permit imposition of any lien, charge or encumbrance on any material asset, or permit any such lien, charge or encumbrance to exist, except in the ordinary course of business;

      (f) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets material to its business or acquire any assets material to its business, other than in the ordinary course of its business; or waive or release any material right or cancel or compromise any debt or claim other than in the ordinary course of business;

      (g) except as set forth on SCHEDULE 4.9(G), increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in the ordinary course of business consistent with past practices, or change the commission payout schedule for its registered representatives;

      (h) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

      (i) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Scott & Stringfellow or any Scott & Stringfellow Subsidiary, or any business combination with Scott & Stringfellow or any Scott & Stringfellow Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of Scott & Stringfellow to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (i) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Scott & Stringfellow is advised in writing by legal counsel that in its opinion the failure so to furnish information or negotiate would likely constitute a breach of the fiduciary duty of Scott & Stringfellow's Board of Directors to shareholders;

      (j) enter into any material (i) agreement, arrangement or commitment not made in the ordinary course of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Scott & Stringfellow or any Scott & Stringfellow Subsidiary or guarantee by Scott & Stringfellow or any Scott & Stringfellow Subsidiary of any obligation, (iii) agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (except for agreements with brokers, traders and investment bankers in the ordinary course of business consistent with past practice); or (iv) contract, agreement or understanding with a labor union;

      (k) change its underwriting, trading, investment banking, sales, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives;

      (l) change its method of accounting as in effect at June 27, 1997, except as required by changes in generally accepted accounting principles concurred in by BB&T or change in any material respect any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended June 27, 1997, except as required by changes in law or regulation;

      (m) incur any capital expenditures or obligation to make capital expenditures in excess of $100,000 for any one expenditure or $500,000 in the aggregate;

      (n) incur any indebtedness other than in the ordinary course of business;


      (o) take any action which would or would be reasonably likely to (i) cause the business combination contemplated hereby not to constitute a reorganization under Section 368 of the Code, (ii) result in any representation or warranty herein being untrue in any material respect at or prior to the Effective Time, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; except, in each case, as may be required by applicable law or regulation;

      (p) agree to do any of the foregoing.


4.10 EMPLOYMENT AND NONCOMPETITION AGREEMENTS.

     BB&T shall cause the Surviving Subsidiary (as defined in Section 4.17) to enter into Employment and Noncompetition Agreements substantially in the form of Exhibit B (each, an "Employment Agreement") with those employees of Scott & Stringfellow set forth on SCHEDULE 4.10, and, by his signature hereto, each such employee agrees to execute such agreement.


4.11 AFFILIATES.

     Scott & Stringfellow shall cause all persons who are "affiliates" of Scott & Stringfellow, within the meaning of Rule 145 promulgated by the Commission to deliver to BB&T prior to the Effective Time a written agreement substantially in the form of Exhibit C hereto.


4.12 EMPLOYEE BENEFIT PLANS.

      (a) At the Effective Time, all then employees of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries ("Scott & Stringfellow Employees") will become employees of the Surviving Subsidiary (as defined in Section 4.17). Except as provided in Section 4.12(c), the Surviving Subsidiary shall maintain following the Effective Time the 401(k)/ profit sharing, group hospitalization, medical, dental, life, disability, severance and other welfare benefit plans and programs available prior to the Effective Time to Scott & Stringfellow Employees, subject to the right of the Board of Directors of the Surviving Subsidiary to amend or terminate such benefit plans and programs. For purposes of determining eligibility to participate in and the vesting of benefits under any such plan or program, but not for purposes of the accrual of benefits, service with Scott & Stringfellow or a Scott & Stringfellow Subsidiary shall be deemed to be service with the Surviving Subsidiary. For the purpose of applying any preexisting condition exclusions or actively-at-work requirements under any welfare benefit plan of the Surviving Subsidiary, the Surviving Subsidiary shall treat service with Scott & Stringfellow or any Scott & Stringfellow Subsidiary as service with the Surviving Subsidiary. Any covered expenses incurred by the Scott & Stringfellow Employees on or prior to the Effective Time shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the extent that such expenses are taken into account for the benefit of similarly situated employees of the Surviving Subsidiary. Without limiting the generality of the foregoing, BB&T agrees to make a lump sum severance payment to any Scott & Stringfellow Employee whose employment is terminated by the Surviving Subsidiary without fault of the Scott & Stringfellow Employee within one year following the Closing Date, such payment to equal the product of (i) the Scott & Stringfellow Employee's weekly base salary as of the effective date of his or her termination times (ii) a number of weeks equal to one week for each year that the Scott & Stringfellow
   Employee served as such (but not fewer than two weeks).

      (b) BB&T agrees to assume or to cause the Surviving Subsidiary to assume as of the Effective Time all employment agreements, severance agreements and all agreements in respect of the Scott & Stringfellow Deferred Compensation Plan that Scott & Stringfellow or the Scott & Stringfellow Subsidiaries have with their current and former employees and directors, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. In the event that the Effective Time is prior to December 31, 1998, BB&T further agrees to cause the Surviving Subsidiary to pay bonuses to Scott & Stringfellow Employees for 1998, the aggregate amount of such bonuses not to exceed the bonus pool established consistent with past practice by the Compensation Committee of the Scott & Stringfellow Board of Directors as constituted immediately prior to the Effective Time (the "Scott & Stringfellow Compensation Committee"); provided, that the bonus pool shall be established before all extraordinary expenses related to the Merger are expensed, and such extraordinary expenses shall be disregarded in establishing the bonus pool. The bonus pool will be allocated among Scott & Stringfellow Employees in the sole discretion of the Scott & Stringfellow Compensation Committee.

      (c) Effective August 10, 1998, Scott & Stringfellow shall take or shall have taken any and all action necessary to terminate the Stock Purchase Plan, and no purchases of shares of Scott & Stringfellow Common Stock shall be made under the Stock Purchase Plan after July 2, 1998.


4.13 OFF-BALANCE SHEET POSITIONS.

     As promptly as practicable, and in any event not later than thirty days after the date of this Agreement, Scott & Stringfellow shall notify BB&T of all of its or any Scott & Stringfellow Subsidiary's off-balance sheet hedges and derivatives. Thereafter, the parties shall use their best efforts to develop and complete prior to the Closing Date a hedging strategy or strategies relating to the different classes of securities forming part of Scott & Stringfellow's inventories.


4.14 RETENTION PLAN.

      (a) As of the Effective Time, BB&T shall establish a retention pool comprised of shares of BB&T Common Stock. The number of such shares comprising the retention pool shall be determined by dividing $15,000,000 by the Average Closing Price. Such shares will be held for distribution pursuant to the Executive and Employee Retention Plan (the "Retention Plan"), which will be adopted by the Surviving Subsidiary as of the Effective Time and will provide to each employee listed on SCHEDULE 4.14 the opportunity to receive a distribution of the percentage set forth beside the employee's name on SCHEDULE 4.14 of the number of shares in the retention pool (rounded to the nearest whole share). Subject to the condition set forth in the following sentence, each such employee will be entitled to receive 15% of the shares of BB&T Common Stock to which he or she is entitled (based on the percentage set forth on SCHEDULE 4.14) as of July 31, 1999, 20% as of July 31, 2000, 30% as of July 31, 2001 and 35% as
   of July 31, 2002 (each such July 31, a "Retention Vesting Date"). Except as provided in (i) any Employment Agreement contemplated by Section 4.10 or
   (ii) Section 4.14(b), no distribution shall be made under the Retention Plan with respect to any Retention Vesting Date to any employee who shall not be actually employed by the Surviving Subsidiary (or BB&T or another subsidiary of BB&T) continuously from the Effective Time through such Retention Vesting Date, and all rights to receive future distributions under the Retention Plan shall be forfeited by any employee from and after the date of termination of the employment of such employee for any reason; provided, that, notwithstanding anything in this Section 4.14(a) to the contrary, in the event of both (x) a "Change of Control" (as defined in the Employment Agreements) of BB&T and (y) the involuntary termination of the employment with the Surviving Subsidiary of all of John Sherman, Jr., Steven C. DeLaney and Charles E. Mintz within six months following the effective date of such Change of Control, each employee listed on SCHEDULE
   4.14 who was continually employed by the Surviving Subsidiary through the effective date of the Change of Control shall be entitled to receive, within thirty days after the last of the terminations of employment referenced in (y), the percentage set forth on SCHEDULE 4.14 for such employee of the shares of BB&T Common Stock remaining in the retention pool. Except as provided in the immediately preceding proviso, all distributions pursuant to the Retention Plan to any employee as of any Retention Vesting Date shall be made within thirty days following such Retention Vesting Date. The Retention Plan shall provide for registration of the shares of BB&T Common Stock to be distributed pursuant thereto.

      (b) Notwithstanding anything in Section 4.14(a) to the contrary, if an employee who would otherwise be eligible to participate in the Retention Plan shall be unable to carry out the essential functions of his employment by the Surviving Subsidiary (or BB&T or another subsidiary of BB&T) by reason of physical or mental disability but shall continue to receive salary payments and benefits pending termination of his employment on account of disability, such employee shall be deemed for purposes of the Retention Plan to have been continuously employed during the period such salary payments and benefits continue (the "Compensation Continuation Period"); provided, however, that the number of shares distributable to such employee as of a Retention Vesting Date occurring during a Compensation Continuation Period shall equal the number of shares that would have been distributable to such employee if his or her employment had actually continued uninterrupted through the Retention Vesting Date multiplied by a fraction, the numerator of which is the number of days on which such employee actively rendered services for the Surviving Subsidiary (or BB&T or another subsidiary of BB&T) during the one-year period ending on the Retention Vesting Date, and the denominator of which is the number of days in such period.

4.15 EXCHANGE LISTING.

     BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the Shareholders pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.


4.16 DIRECTORS AND OFFICERS PROTECTION.

      (a) BB&T or a subsidiary of BB&T shall purchase and keep in force (through its existing policy or otherwise) for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Scott & Stringfellow for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Scott & Stringfellow's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on Scott & Stringfellow's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

      (b) Notwithstanding Section 4.16(a), for a period of six years following the Effective Time, BB&T agrees to indemnify (and advance expenses to) all individuals who are or have been officers, directors or employees of Scott & Stringfellow or any Scott & Stringfellow Subsidiary prior to the Effective Time ("Indemnified Parties") from any acts or omissions (including any acts or omissions taken in connection with the transactions contemplated by this Agreement) in such capacities prior to the Effective Time, to the fullest extent that such indemnification is provided pursuant to the Articles of Incorporation of Scott & Stringfellow on the date hereof and is permitted under the VSCA; provided, that (i) any determination as to whether a purported Indemnified Party's conduct complied with the standards set forth under Virginia law or the Articles of Incorporation of Scott & Stringfellow shall be made by independent counsel (which shall not be counsel that provides material services to BB&T) selected by BB&T and reasonably acceptable to the purported Indemnified Party and (ii) in the absence of applicable Virginia judicial precedent to the contrary, such counsel, in making such determination, shall presume that the conduct in question complied with the applicable standards, and BB&T shall have the burden to demonstrate that such conduct failed to comply with such standards.

      (c) The provisions of this Section 4.17 are intended to be for the benefit of, and enforceable by, Indemnified Parties.


4.17 MERGER OF SUBSIDIARIES.

     Simultaneously with the Closing, or as soon thereafter as practicable, BB&T shall cause Scott & Stringfellow, Inc. (and, in BB&T's sole discretion, Scott & Stringfellow Realty, Inc.) to merge with Craigie Incorporated, a Virginia corporation and a wholly owned subsidiary of BB&T. The name of the surviving corporation of such merger shall be Scott & Stringfellow, Inc. (the "Surviving Subsidiary").


4.18 BOARD OF DIRECTORS OF THE SURVIVING SUBSIDIARY.

     Upon effectiveness of the merger contemplated by Section 4.17, BB&T shall elect a Board of Directors of the Surviving Subsidiary comprised of S. Buford Scott, Frederick S. Bocock, John Sherman, Jr., Steven C. DeLaney, Charles E. Mintz and seven additional members selected by BB&T. S. Buford Scott shall be appointed the initial Chairman of the Board of Directors, and Frederick S. Bocock shall be appointed as initial Vice Chairman of the Board of Directors. Subject to the proviso at the end of this sentence, Messrs. Scott and Bocock shall remain on the Board of Directors of the Surviving Subsidiary until they reach age 70, and Messrs. Sherman, DeLaney and Mintz shall remain on the Board of Directors of the Surviving Subsidiary for so long as they are employed by the Surviving Subsidiary pursuant to the Employment Agreements contemplated by
Section 4.10; provided, however, that the service as a director of each of the foregoing is subject to (i) his eligibility and willingness to serve and (ii) the conditions that he shall have complied with all fiduciary duties to BB&T and the Surviving Subsidiary, shall not have been involved in any action that disqualifies him from serving or that would bring discredit to BB&T, the Surviving Subsidiary or any other entity affiliated with BB&T and shall have carried out his duties to BB&T and the Surviving Subsidiary in a reasonably competent, businesslike and attentive manner. The provisions of this Section
4.18 are intended to be for the benefit of, and enforceable by, the individuals named in this Section 4.18. No member of the Board of Directors of the Surviving Subsidiary following the Merger shall receive compensation for services provided in such capacity.

4.19 FORBEARANCES OF BB&T.

     Except with the prior written consent of Scott & Stringfellow, between the date hereof and the Effective Time, BB&T shall not, and shall cause each of its subsidiaries to not take any action which would or would be reasonably likely to (i) cause the business combination contemplated hereby not to constitute a reorganization under Section 368 of the Code, (ii) result in any representation or warranty herein being untrue in any material respect at or prior to the Effective Time, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; except, in each case, as may be required by applicable law or regulation;


                                   ARTICLE V
                             CONDITIONS PRECEDENT

5.1 CONDITIONS PRECEDENT -- BB&T AND SCOTT & STRINGFELLOW.

     The respective obligations of BB&T and Scott & Stringfellow to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

      (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the Shareholders of the Agreement and the Plan of Merger.

      (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws.

      (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect.

      (d) None of BB&T, any of BB&T's subsidiaries, Scott & Stringfellow or any Scott & Stringfellow Subsidiary shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

      (e) Each of BB&T and Scott & Stringfellow shall have received an opinion of McGuire, Woods, Battle & Boothe LLP, Scott & Stringfellow's legal counsel, in form and substance satisfactory to BB&T and Scott & Stringfellow, substantially to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code and that the Shareholders will not recognize any gain or loss to the extent that such Shareholders exchange shares of Scott & Stringfellow Common Stock for shares of BB&T Common Stock, except with respect to cash received in lieu of fractional shares. In rendering its opinion, McGuire, Woods, Battle & Boothe LLP may require and rely upon representations contained in letters or certificates from Scott & Stringfellow, BB&T and certain Shareholders.


5.2 CONDITIONS PRECEDENT -- SCOTT & STRINGFELLOW.

     The obligations of Scott & Stringfellow to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Scott & Stringfellow pursuant to Section 7.4:

      (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Scott & Stringfellow. The representations and warranties of BB&T set forth in Sections 3.1, 3.2 (except as relates to qualification), 3.3 (with respect to Section 3.3(b), only as relates to BB&T's Articles of Incorporation and Bylaws) and 3.5 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate (i) has, or is reasonably likely to have, a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and its subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (herein, a "BB&T Material Adverse Effect").

      (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

      (c) BB&T shall have delivered to Scott & Stringfellow a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.2(a) and 5.2(b) hereof, to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to result in a BB&T Material Adverse Effect or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

      (d) Scott & Stringfellow shall have received opinions of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, substantially in the form attached as Exhibit D.

      (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.


5.3 CONDITIONS PRECEDENT -- BB&T.

     The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

      (a) All representations and warranties of Scott & Stringfellow shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Scott & Stringfellow set forth in Sections 2.1, 2.2 (except as relates to qualification), 2.3, 2.4, 2.5 (as such Section 2.5 relates to Scott & Stringfellow's Articles of Incorporation and Bylaws), 2.23 and 2.26 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of Scott & Stringfellow set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate (i) has, or is reasonably likely to have, a material adverse effect on the financial condition, results of operations, business or business prospects of Scott & Stringfellow and the Scott & Stringfellow Subsidiaries taken as a whole, or (ii) materially impairs the ability of Scott & Stringfellow to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (herein, a "Scott & Stringfellow Material Adverse Effect").

      (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome.

      (c) Scott & Stringfellow shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

      (d) Scott & Stringfellow shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(c), 5.3(a) and 5.3(c) hereof, to the extent applicable to Scott & Stringfellow, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Scott & Stringfellow Material Adverse Effect or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

      (e) BB&T shall have received opinions of McGuire, Woods, Battle & Boothe, L.L.P., counsel to Scott & Stringfellow, substantially in the form of Exhibit E.

      (f) BB&T shall have received the written agreements from Affiliates as specified in Section 4.11 hereof to the extent necessary, in the reasonable judgment of BB&T, to promote compliance with Rule 145 promulgated by the Commission.

                                  ARTICLE VI
                                    CLOSING

6.1 DELIVERIES BY SCOTT & STRINGFELLOW.

     At the Closing, Scott & Stringfellow shall deliver, or cause to be delivered, to BB&T the following:

      (a) An opinion of McGuire, Woods, Battle & Boothe, L.L.P., counsel to Scott & Stringfellow, in compliance with Section 5.3(e) and dated the Closing Date;

      (b) Corporate resolutions duly adopted by the Board of Directors and shareholders of Scott & Stringfellow, authorizing the execution, delivery and performance of this Agreement, duly certified by the Secretary of Scott & Stringfellow, and an incumbency certificate certifying the names and true signatures of the officers of Scott & Stringfellow executing and delivering this Agreement;

      (c) A copy of the Articles of Incorporation of Scott & Stringfellow and each Scott & Stringfellow Subsidiary, certified as of a date not more than ten days prior to the Closing Date by the State Corporation Commission of Virginia;

      (d) A certificate of good standing or corporate existence for Scott & Stringfellow and each Scott & Stringfellow Subsidiary, issued as of a date not more than ten days prior to the Closing Date by the State Corporation Commission of Virginia, and a certificate from the Department of Revenue or Taxation of the Commonwealth of Virginia stating that all required taxes have been paid in full by Scott & Stringfellow and each Scott & Stringfellow Subsidiary;

      (e) The compliance certificate required pursuant to Section 5.3(d); and

      (f) Such other documents as are required hereby to be delivered by Scott & Stringfellow or as otherwise shall reasonably be required to carry out the transactions contemplated by this Agreement, duly executed by Scott & Stringfellow.


6.2 DELIVERIES BY BB&T.

     At the Closing, BB&T shall deliver, or cause to be delivered, to Scott & Stringfellow the following:

      (a) An opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, in compliance with Section 5.2(d) and dated the Closing Date;

      (b) Corporate resolutions duly adopted by the Boards of Directors of BB&T authorizing the execution, delivery and performance of this Agreement, duly certified by the Secretary of BB&T, and an incumbency certificate certifying the names and true signatures of the officers of BB&T executing and delivering this Agreement;

      (c) The compliance certificate required pursuant to Section 5.2(c); and

      (d) Such other documents as are required hereby to be delivered by BB&T or as otherwise shall reasonably be required to carry out the transactions contemplated by this Agreement, duly executed by BB&T.


                                  ARTICLE VII
                       TERMINATION, WAIVER AND AMENDMENT

7.1 TERMINATION.

     This Agreement may be terminated:

      (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

      (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 5.2(a) in the case of Scott & Stringfellow and Section 5.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

      (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein so as to provide the other party with the ability to refuse to consummate the Merger under the applicable standards set forth in Sections 5.2(a) and 5.2(b), in the case of Scott & Stringfellow, and Sections 5.3(a) and 5.3(c), in the case of BB&T.

      (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.1(c) are denied, and the time period for appeals and requests for reconsideration has run.

      (e) At any time, by either party hereto in writing, if the Shareholders do not approve the Agreement and the Plan of Merger.

      (f) At any time following March 31, 1999 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein so as to provide the other party with the ability to refuse to consummate the Merger under the applicable standards set forth in Sections 5.2(a) and 5.2(b), in the case of Scott & Stringfellow, and 5.3(a) and 5.3(c), in the case of BB&T.


7.2 EFFECT OF TERMINATION.

     In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in the last two sentences of Section 4.7 and in Section 8.3, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for an uncured breach of the covenant, agreement, understanding, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.


7.3 EXPIRATION OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

     Except as otherwise provided herein, all representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time.


7.4 WAIVER.

     Each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive
(i) any inaccuracies of the other parties in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other parties, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger (except with respect to any required regulatory approval), or (iii) the performance by the other parties of any of their obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the Shareholders of this Agreement and the Plan of Merger, shall have the effects set forth in
Section 13.1-718(I) of the VSCA without the approval of the Shareholders.


7.5 AMENDMENT OR SUPPLEMENT.

     This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Scott & Stringfellow, subject to the proviso to Section 7.4.

                                 ARTICLE VIII
                                 MISCELLANEOUS

8.1 NOTICES.

     All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given (a) when received, if delivered in person, (b) when sent, if sent by facsimile transmission, or (c) the day following the date deposited with a nationally recognized overnight courier (with charges prepaid), in any such case as follows:

     If to Scott & Stringfellow, to:

    John Sherman, Jr.
    909 East Main Street
    Richmond, Virginia 23219
    Fax No.: 804-643-4918

     with a copy (which shall not constitute notice) to:

    R. Gordon Smith
    McGuire, Woods, Battle, & Boothe, L.L.P.
    One James Center
    901 East Cary Street
    Richmond, Virginia 23219-4030
    Fax No.: 804-775-1061

     If to BB&T, to:

    BB&T Corporation
    200 West Second Street
    Winston-Salem, North Carolina 27101
    Attention: Scott E. Reed
    Fax No.: 336-773-0340

     with a copy (which shall not constitute notice) to:

    William A. Davis, II
    Womble Carlyle Sandridge & Rice, PLLC
    Post Office Drawer 84
    Winston-Salem, NC 27102
    Fax No.: 336-733-8364

or at such other address or addresses as any party may have advised the other in the manner provided in this Section 8.1.


8.2 COMPLETE AGREEMENT.

     This Agreement, together with its exhibits and schedules, sets forth the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, contracts, promises, representations, warranties, statements, arrangements and understandings, if any, among the parties hereto or their representatives. No waiver, modification or amendment of any provision, term or condition hereof shall be valid unless in writing and signed by the party to be charged therewith, and any such waiver, modification or amendment shall be valid only to the extent therein set forth.


8.3 EXPENSES.

     Whether or not the transactions contemplated by this Agreement are consummated, each of Scott & Stringfellow and BB&T shall pay its own expenses (including, without limitation, attorneys' and accountants' fees and disbursements) incident to this Agreement and the transactions contemplated hereby.


8.4 GOVERNING LAW.

     The validity, performance, construction and effect of this Agreement shall be governed by the substantive laws of the State of North Carolina, without regard to the provisions for choice of law thereunder.

8.5 BINDING EFFECT.

     This Agreement (and the BB&T Option Agreement) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.


8.6 SEVERABILITY.

     Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.


8.7 COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement.


8.8 CAPTIONS.

     The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and shall in no way affect the interpretation or construction of this Agreement or any of the provisions hereof.


8.9 SPECIFIC PERFORMANCE.

     Scott & Stringfellow, the Shareholders and Scott & Stringfellow Employees who are parties hereto, acknowledge that if Scott & Stringfellow or any such Shareholder or employee fails to consummate the transactions contemplated by this Agreement, such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law. BB&T shall be entitled to seek, in addition to other remedies at law or at equity, specific performance of this Agreement if Scott & Stringfellow or any such Shareholder or employee shall, without cause, refuse to consummate the transactions contemplated by this Agreement.


8.10 INITIAL MERGER AGREEMENT.

     This Agreement, executed September 16, 1998, amends and supersedes in its entirety the Initial Merger Agreement which was effective August 10, 1998, and following execution hereof the Initial Merger Agreement shall have no further force and effect. All references in this Agreement to "the date hereof" or "the date of this Agreement" shall mean August 10, 1998, and all agreements, covenants, representations and warranties set forth in this Agreement shall be deemed to have been made on August 10, 1998 or, in the case of any agreement, covenant, representation or warranty that specifically designates a different date, on the date designated (except that the provisions of Section 1.11, providing for payment of a special cash dividend, shall be effective September 16, 1998, the date of execution of this Agreement as amended and restated).


8.11 BB&T OPTION AGREEMENT.

     As a condition and inducement to BB&T to enter into the Initial Merger Agreement, Scott & Stringfellow granted to BB&T concurrently with execution thereof an option to acquire, under certain circumstances, 652,399 shares of the common stock of Scott & Stringfellow pursuant to the terms of a Stock Option Agreement dated August 10, 1998 (the "BB&T Option Agreement"). The parties hereto acknowledge that this Agreement represents ongoing consideration for the BB&T Option Agreement, and that the BB&T Option Agreement shall continue in effect in accordance with its terms.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                             BB&T CORPORATION

                                             By: /s/  JOHN A. ALLISON
                                             ----------------------------------

                                             Title: Chairman and Chief
                                             Executive Officer



                                             SCOTT & STRINGFELLOW FINANCIAL,
                                             INC.

                                             By: /s/   S. B. SCOTT
                                             ----------------------------------

                                             Title: Chairman


     The undersigned, being Shareholders of Scott & Stringfellow Financial, Inc. on the date hereof, hereby consent to the provisions of the foregoing Amended and Restated Agreement and Plan of Reorganization as applicable to them, including, without limitation, the provisions of Section 4.1 obligating them to vote in favor of the Merger and restricting rights to transfer shares of Scott & Stringfellow Common Stock; Article VII relating to termination of the Agreement and Plan of Reorganization; and Section 8.9 relating to specific performance.

     This the 16th day of September, 1998.


                                              /s/   FREDERICK SCOTT BOCOCK
                                              ----------------------------------
                                                    FREDERIC SCOTT BOCOCK

                                              /s/   SIDNEY BUFORD SCOTT
                                              ----------------------------------
                                                    SIDNEY BUFORD SCOTT

                                              /s/   JOHN J. MULDOWNEY
                                              ----------------------------------
                                                    JOHN J. MULDOWNEY

                                              /s/   DAVID PLAGEMAN
                                              ----------------------------------
                                                    DAVID PLAGEMAN

                                              /s/   WILLIAM F. CALLIOTT
                                              ----------------------------------
                                                    WILLIAM F. CALLIOTT

                                              /s/   JOHN SHERMAN, JR.
                                              ----------------------------------
                                                    JOHN SHERMAN, JR.

                                              /s/   R. BRUCE CAMPBELL
                                              ----------------------------------
                                                    R. BRUCE CAMPBELL

     The undersigned, being employees of Scott & Stringfellow Financial, Inc. on the date hereof, hereby agree to execute on the Closing Date an Employment and Noncompetition Agreement substantially in the form of Exhibit B to this Agreement.

     This the 16th day of September, 1998.


                                              /s/   JOHN SHERMAN, JR.
                                              ----------------------------------
                                                    JOHN SHERMAN, JR.

                                              /s/   STEVEN C. DELANEY
                                              ----------------------------------
                                                    STEVEN C. DELANEY

                                              /s/   CHARLES E. MINTZ
                                              ----------------------------------
                                                    CHARLES E. MINTZ

                                              /s/   MIKE D. JOHNSTON
                                              ----------------------------------
                                                    MIKE D. JOHNSTON

                                                                      EXHIBIT A


                               ARTICLES OF MERGER
                                       OF
                      SCOTT & STRINGFELLOW FINANCIAL, INC.
                                  WITH AND INTO
                                BB&T CORPORATION

     The undersigned corporations, pursuant to Section 13.1-720 of the Virginia Stock Corporation Act (the "VSCA") and Section 55-11-05 of the North Carolina Business Corporation Act (the "NCBCA"), hereby execute the following Articles of Merger.


                                      ONE

     The merger of Scott & Stringfellow Financial, Inc., a Virginia corporation ("Scott & Stringfellow"), with and into BB&T Corporation, a North Carolina corporation ("BB&T"), shall be in accordance with the Plan of Merger attached hereto as Annex A (the "Plan of Merger").


                                      TWO

     The Plan of Merger was submitted to the shareholders of Scott & Stringfellow by its Board of Directors in accordance with the provisions of
Section 13.1-718 of the VSCA and Section 55-11-03 of the NCBCA:

     A. The number of outstanding shares of common stock, $0.10 par value, of Scott & Stringfellow (the only voting group entitled to vote on the Plan of Merger) entitled to be cast and number of undisputed votes cast for the Plan of Merger were:



              OUTSTANDING SHARES    UNDISPUTED VOTES CAST FOR THE PLAN
             --------------------  -----------------------------------
             --                    --

     The number of undisputed votes cast for the Plan of Merger was sufficient for approval of the Plan of Merger under the VSCA and the NCBCA.

     B. The shareholders of BB&T were not required to approve the Plan of Merger.


                                     THREE

     These Articles of Merger shall become at 11:59 p.m. on     , 199 .

     The undersigned, each of BB&T and Scott & Stringfellow, declares that the
facts herein stated are true as of     , 199 .

                                BB&T INCORPORATED

                                By:-------------------------------------------

                                Name:-----------------------------------------

                                Title:------------------------------------------

                                SCOTT & STRINGFELLOW FINANCIAL, INC.

                                By:-------------------------------------------

                                Name:-----------------------------------------

                                Title:------------------------------------------

                             AMENDED AND RESTATED
                                PLAN OF MERGER
                                      OF
                     SCOTT & STRINGFELLOW FINANCIAL, INC.
                                 WITH AND INTO
                               BB&T CORPORATION

     Section 1. CORPORATIONS PROPOSING TO MERGE AND SURVIVING CORPORATION. Scott & Stringfellow Financial, Inc., a Virginia corporation ("Scott & Stringfellow"), shall be merged (the "Merger") with and into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Amended and Restated Plan of Merger (the "Plan of Merger") and of the Amended and Restated Agreement and Plan of Reorganization dated as of September 16, 1998 (the "Agreement") by and between Scott & Stringfellow and BB&T, which Agreement amends and restates the Agreement and Plan of Reorganization dated as of August 10, 1998 (the "Original Agreement Date"). The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Clerk of the State Corporation Commission of Virginia and the Secretary of State of North Carolina. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of Scott & Stringfellow shall cease.

     Section 2. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA") and Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").

     Section 3. ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall become the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

     Section 4. CONVERSION OF SHARES.

      (a) At the Effective Time, by virtue of the Merger and without any action on the part of Scott & Stringfellow or its shareholders as of the Effective Time (the "Shareholders"), all of the shares of Scott & Stringfellow Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificates representing the shares of Scott & Stringfellow Common Stock (as provided in paragraph (d) below), the Merger Consideration in accordance with Section 5.

      (b) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Scott & Stringfellow Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration as described in Section 5. No interest will be paid or accrued on the Merger Consideration. Any certificate for shares of Scott & Stringfellow Common Stock that has been lost or destroyed shall be deemed to be surrendered upon receipt by the Surviving Corporation of evidence of ownership of the shares of Scott & Stringfellow Common Stock represented thereby and of an agreement for indemnification, in each case in form and substance reasonably satisfactory to the Surviving Corporation. After the Effective Time, no transfer of shares of Scott & Stringfellow Common Stock of any Shareholder shall be made on the stock transfer books of the Surviving Corporation.

      (c) Promptly after the Effective Time, the Surviving Corporation shall cause to be delivered or mailed to each Shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented shares of Scott & Stringfellow Common Stock, in exchange for the Merger Consideration. Upon surrender of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, the Surviving Corporation shall promptly cause the Merger Consideration to be transferred as provided in Section 5 to the persons entitled thereto.

     Section 5. MERGER CONSIDERATION. As used herein, the term "Merger Consideration" shall mean the portion of a whole share of the common stock of BB&T, par value $5.00 per share ("BB&T Common Stock"), to be exchanged for each share of the common stock of Scott & Stringfellow ("Scott & Stringfellow Common Stock") issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be issued in the Merger, determined as follows:

      (a) The number of shares of BB&T Common Stock to be issued in exchange for each issued and outstanding share of Scott & Stringfellow Common Stock shall be in the ratio of one share of BB&T Common Stock for each share of Scott & Stringfellow Common Stock, subject to adjustment in the manner set forth in Section 1.10 of the Agreement (the "Exchange Ratio").

      (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the average closing price per share of BB&T Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions List (as reported by The Wall Street Journal) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the fifth trading day immediately preceding the Closing Date (the fifth day to be determined by counting the first trading day preceding the Closing Date as the first day). No person will be entitled to dividends, voting rights or any other rights as a BB&T shareholder in respect of any fractional share.

     Section 6. CONVERSION OF STOCK OPTIONS. Scott & Stringfellow has in effect the Scott & Stringfellow 1987 Stock Option Plan (the "Stock Option Plan"), pursuant to which options to acquire 514,502 shares of Scott & Stringfellow Common Stock (the "Stock Options") were outstanding and unexercised as of the Original Agreement Date. At the Effective Time, each Stock Option which by its terms does not lapse on or before the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan and each stock option agreement evidencing such Stock Option, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Scott & Stringfellow and the Committee of Scott & Stringfellow's Board of Directors administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall equal the product of the number of shares of Scott & Stringfellow Common Stock subject to such Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and
(iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal, within the meaning of Internal Revenue Code of 1986, as amended (the "Code"), of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan granting each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or executive officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. As soon as practicable following the Effective Time, BB&T shall deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or include any converted or substitute options under an existing registration statement, with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plans assumed pursuant to this Section 6 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3.

     Section 7. AMENDMENT. At any time before the Effective Time, this Plan of Merger may be amended, provided that: (i) any such amendment is approved by the Boards of Directors of Scott & Stringfellow and BB&T; and (ii) no such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Scott & Stringfellow shall have any of the effects specified in
Section 13.1-718.I of the VSCA without the approval of the shareholders affected thereby.

                                                                     APPENDIX B



                    [SCOTT & STRINGFELLOW, INC. LETTERHEAD]



                               December 3, 1998


Board of Directors
Scott & Stringfellow Financial, Inc.
909 East Main Street
Richmond, VA 23219

Gentlemen:

     You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Scott & Stringfellow Financial, Inc. ("S&S") of the consideration to be paid to them in connection with the proposed merger (the "Merger") of S&S with BB&T Corporation ("BB&T"). Pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization (the "Merger Agreement") between BB&T and S&S dated September 16, 1998, S&S will merge with and into BB&T. The Merger Agreement provides that each share of Common Stock of S&S which is issued and outstanding immediately prior to the Effective Time of the Merger shall be exchanged for one share of BB&T Common Stock (as defined in Article I of the Agreement), subject to certain adjustments, and the implementation of which is contingent on shareholder approval of the holders of Common Stock of S&S. We have assumed, with your consent, that the Merger will qualify as a tax-free transaction for the S&S shareholders. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the S&S shareholders.

     Scott & Stringfellow, Inc. ("Scott & Stringfellow"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of S&S in connection with the transaction described above. Scott & Stringfellow is a wholly owned subsidiary of S&S and certain employees of Scott & Stringfellow are stockholders of S&S.

     In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) S&S's audited financial statements for the four fiscal years ended June 30, 1997 and unaudited, internally prepared financial statements for the fiscal year ended June 30, 1998; (2) other internal information relating to S&S prepared by S&S's management; (3) information regarding the trading market for the common stocks of S&S and BB&T and the price ranges within which the respective stocks have traded; (4) the relationship of prices paid to relevant financial data such as net worth, revenues, and earnings and certain other terms in certain investment banking and brokerage company mergers and acquisitions in recent years; (5) BB&T's annual reports to shareholders and its financial statements for the four fiscal years ended December 31, 1997; (6) BB&T's unaudited financial statements for the quarter and six months ended June 30, 1997 and 1998; (7) other internal information relating to BB&T prepared by BB&T's management; and, (8) certain financial and stock market information for S&S and compared it to similar information for certain other similar companies whose securities are publicly traded. We have discussed with members of management of S&S and BB&T the background of the Merger, the reasons and basis for the Merger and the business and future prospects of S&S and BB&T individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking and investment banking and brokerage industry, and considered such other information as we have deemed appropriate.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of S&S and BB&T. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of S&S or BB&T. With respect to the information relating to the prospects of S&S and BB&T, we have assumed that such information reflects the best currently available judgments and estimates of the managements of S&S and BB&T as to the likely future financial performance of their respective companies and of the combined entity. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated as of the date hereof, as well as our experience in business valuation in general. We have also assumed that, in the course of obtaining regulatory and third party consents for the Merger and the transactions contemplated by the Merger Agreement, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of S&S or BB&T.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of S&S or any of its assets. Moreover, we are expressing no opinion as to the price at which BB&T's Common Stock will trade at any future time.

     Our advisory services and opinion expressed herein were prepared for the use of the Board of Directors of S&S and do not constitute a recommendation to the S&S shareholders as to how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

     On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions and assumptions noted above, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the shareholders of S&S Common Stock.



                                        Very truly yours,

                                        SCOTT & STRINGFELLOW, INC.



                                        By:
                                          ---------------------------
                                          G. JACOB SAVAGE III, CFA
                                             MANAGING DIRECTOR
                                       FINANCIAL INSTITUTIONS GROUP
                                       CORPORATE FINANCE DEPARTMENT

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

     The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

     The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.


     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. ss.1818(b)).


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) The following documents are filed as exhibits to this registration statement on Form S-4:




EXHIBIT NO.                                                DESCRIPTION
-------------   -------------------------------------------------------------------------------------------------
       2        Amended and Restated Agreement and Plan of Reorganization dated as of September 16, 1998 between BB&T Corporation and Scott & Stringfellow Financial, Inc. (included as Appendix A to the
                Proxy Statement/Prospectus)
       5        Opinion of Womble Carlyle Sandridge & Rice, PLLC
       8        Opinion of McGuire, Woods, Battle & Boothe, LLP
      23(a)     Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)
      23(b)     Consent of McGuire, Woods, Battle & Boothe, LLP (included in Exhibit 8)
      23(c)     Consent of Arthur Andersen LLP
      23(d)     Consent of KPMG Peat Marwick, LLP
      23(e)     Consent of Scott & Stringfellow, Inc.
      24        Power of Attorney
      99(a)     Form of Scott & Stringfellow Financial, Inc. Proxy Card
      99(b)     Option Agreement, dated August 10, 1998, between BB&T Corporation and Scott & Stringfellow
                Financial, Inc.


     (b) Financial statement schedules: Not applicable.

ITEM 22. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on December 3, 1998.



                                        BB&T CORPORATION

                                        By: /s/             JERONE C. HERRING
                                          -------------------------------------

                                          NAME: JERONE C. HERRING

                                          TITLE: EXECUTIVE VICE PRESIDENT AND
                                          SECRETARY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on December 3, 1998.


               SIGNATURE                                               TITLE
---------------------------------------               ----------------------------------------
       /s/   JOHN A. ALLISON IV*                      Chairman of the Board and Chief
       ----------------------------------
       JOHN A. ALLISON IV                             Executive Officer (principal executive
                                                      officer)

       /s/   SCOTT E. REED*                           Senior Executive Vice President and
       ----------------------------------
       SCOTT E. REED                                  Chief Executive Officer (principal
                                                      financial officer)

       /s/   SHERRY A. KELLETT*                       Executive Vice President and Controller
       ----------------------------------
       SHERRY A. KELLETT                              (principal accounting officer)

       /s/   PAUL B. BARRINGER*                       Director
       ----------------------------------
       PAUL B. BARRINGER

       /s/   ALFRED E. CLEVELAND*                     Director
       ----------------------------------
       ALFRED E. CLEVELAND

       /s/   W.R. CUTHBERTSON, JR.*                   Director
       ----------------------------------
       W.R. CUTHBERTSON, JR.

       /s/   RONALD E. DEAL*                           Director
       ----------------------------------
       RONALD E. DEAL

       /s/   A.J. DOOLEY, SR.*                        Director
       ----------------------------------
       A.J. DOOLEY, SR.
                                                      Director
       ----------------------------------
       TOM D. EFIRD

       /s/   PAUL S. GOLDSMITH*                       Director
       ----------------------------------
       PAUL S. GOLDSMITH

       /s/   L. VINCENT HACKLEY*                      Director
       ----------------------------------
       L. VINCENT HACKLEY

       /s/   JANE P. HELM*                            Director
       ----------------------------------
       JANE P. HELM

                SIGNATURE                               TITLE
----------------------------------------              ---------
          /s/   RICHARD JANEWAY, M.D.*                Director
       ----------------------------------
                RICHARD JANEWAY, M.D.

          /s/   J. ERNEST LATHEM, M.D.*               Director
       ----------------------------------
                J. ERNEST LATHEM, M.D.

          /s/   JAMES H. MAYNARD*                     Director
       ----------------------------------
                JAMES H. MAYNARD

          /s/   JOSEPH A. MCALEER, JR.*               Director
       ----------------------------------
                JOSEPH A. MCALEER, JR.

          /s/   ALBERT O. MCCAULEY*                   Director
       ----------------------------------
                ALBERT O. MCCAULEY

          /s/   RICHARD L. PLAYER, JR.*               Director
       ----------------------------------
                RICHARD L. PLAYER, JR.

          /s/   C. EDWARD PLEASANTS, JR.*             Director
       ----------------------------------
                C. EDWARD PLEASANTS, JR.

          /s/   NIDO R. QUBEIN*                       Director
       ----------------------------------
                NIDO R. QUBEIN

          /s/   E. RHONE SASSER*                      Director
       ----------------------------------
                E. RHONE SASSER

          /s/   JACK E. SHAW*                         Director
       ----------------------------------
                JACK E. SHAW

          /s/   HAROLD B. WELLS*                      Director
       ----------------------------------
                HAROLD B. WELLS

     *By: /s/ JERONE C. HERRING
     -----------------------------
              JERONE C. HERRING
              ATTORNEY-IN-FACT